10012443

Received SEC

SEP 0 7 2010

Washington, DC 20549

annual report 2010

PAYCHEX®

Client Highlights

Client Highlights

	As of May 31,	
	2010	2009
Client base	536,000	554,000
Paychex HR Solutions client employees served	502,000	453,000
Paychex HR Solutions clients	19,000	18,000
Insurance services clients[1]	92,000	86,000
Retirement services clients	51,000	50,000
Payroll tax administration services penetration	94%	93%
Employee payment services penetration	77%	75%
Asset value of retirement services client employees' funds (in billions)	$11.3	$8.5

[1] Includes workers' compensation insurance clients and health and benefits services clients.

Corporate Overview

Paychex, Inc. (NASDAQ:PAYX) is a leading provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. The company offers comprehensive payroll services, including payroll processing, payroll tax administration, and employee pay services, including direct deposit, check signing, and Readychex®. Human resource services include 401(k) plan recordkeeping, section 125 plans, a professional employer organization, time and attendance solutions, and other administrative services for business. A variety of business insurance products, including group health and workers' compensation, are made available through Paychex Insurance Agency, Inc.

Paychex was founded in 1971. With headquarters in Rochester, New York, the company has more than 100 offices serving approximately 536,000 payroll clients nationwide as of May 31, 2010. For more information about Paychex and our products, visit www.paychex.com.

Financial Highlights

In millions, except per share amounts

Results of Operations

	Year ended May 31, 2010[1]	2009	Change
Service revenue	$ 1,945.8	$ 2,007.3	(3%)
Interest on funds held for clients	55.0	75.5	(27%)
Total revenue	$ 2,000.8	$ 2,082.8	(4%)
Operating income	$ 724.8	$ 805.2	(10%)
As a percent of total revenue	36%	39%	
Net income	$ 477.0	$ 533.5	(11%)
As a percent of total revenue	24%	26%	
Diluted earnings per share	$ 1.32	$ 1.48	(11%)
Cash dividends per common share	$ 1.24	$ 1.24	

Selected Financial Data

	Year ended May 31, 2010	2009
Operating income, net of certain items[2]	$ 688.5	$ 729.7
Purchases of property and equipment	$ 61.3	$ 64.7
Cash flows from operations	$ 610.9	$ 688.8
Cash and total corporate investments	$ 656.9	$ 574.7
Total assets	$ 5,226.3	$ 5,127.4
Total debt	$ -	$ -
Stockholders' equity	$ 1,402.0	$ 1,341.5
Dividends paid as a percentage of net income	94%	84%
Return on stockholders' equity	34%	41%

[1] Includes an expense charge of $18.7 million to increase the litigation reserve, which reduced diluted earnings per share by $0.03.

[2] Refer to the Overview section of Item 7 of our Annual Report on Form 10-K for the year ended May 31, 2010, for further information.



1,674.6
1,886.9
2,066.3
2,082.8
2,000.8
2006
2007
2008
2009
2010

TOTAL REVENUE
(millions $)



464.9
515.4
576.1
533.5
477.0
2006
2007
2008
2009
2010

NET INCOME
(millions $)

To Our Shareholders,

Fiscal 2010 was a challenging year for Paychex as we experienced the most turbulent economic times most of us can remember. It was also a year of accomplishment as we met or exceeded most of the financial goals we established at the beginning of the year, converted nearly 500,000 of our clients to a new payroll platform, invested billions of dollars of our client funds with no principal losses, continued to generate strong growth in our health care offerings, and returned 94% of our net income to shareholders in the form of dividends.



While the economic recovery is slower than we would like and the challenges of a weak economy are not over, many of the key economic indicators that we watch closely are beginning to stabilize and, in some cases, turn favorable. Our most important key indicator is checks per client, and this metric ended the year slightly higher than a year ago; in addition, it was up 1.1% in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009. Looking ahead, we are encouraged yet cautious about the economy, but confident that when it improves Paychex is poised to take advantage of the recovery.

Fiscal 2010 Results

Our team rose to the challenges we faced this year, providing excellent customer service, maximizing shareholder value, and demonstrating outstanding expense management in delivering our fiscal 2010 results.

Total revenue for the year ended May 31, 2010, was $2.0 billion, down 4% from the previous year. Service revenue declined 3% to $1.9 billion. Our commitment to controlling costs helped us meet our expectations for operating income, net of certain items, which was $688.5 million for fiscal 2010. As a percentage of total service revenue, it was 35.4%, off just 1% compared to fiscal 2009.

Net income was $477.0 million, a decrease of 11%. Diluted earnings per share were $1.32. We returned 94% of our net income, or $448.6 million, to shareholders in cash dividends. Cash flow from operations was $610.9 million, down 11% due primarily to lower net income. Our company has no debt and our liquidity position remains strong, with $657 million in cash and total corporate investments.


SUCCESS
GROWTH
BALANCE

Our conservative investment strategy continues to be the right approach given the uncertainty in the financial markets. Our first priorities are optimizing liquidity and safeguarding principal. Investment yield comes second. On average, we invested approximately $4 billion of our clients' money as well as our own, with daily balance changes often in the $1 to $2 billion range. Again last year, we managed those investments with no losses in principal.

Our Business

PAYROLL

Payroll is the bedrock of our business today – and will continue to be in the future. That's why one of our most important accomplishments this year was the completion of a new platform that enhances our core payroll processing capabilities. We invested more than $60 million in modern technology, which allows us to leverage efficiencies in our processes and offer our clients an even greater experience. Nearly 500,000 of our clients are on the new platform, and this is just the beginning. Over the next few years, we anticipate adding more functionality, offerings, and further integration of our products.

Paychex Major Market Services (MMS), which provides payroll and human resource solutions to our larger clients with more complex needs, has delivered strong results for the company throughout the recession – something we expect will continue as we grow our software-as-a-service solution. In 2010, we launched an enriched, seamless integration of MMS services through a single, Web-based client portal. Using this portal, MMS clients can process payroll for employees, administer time and attendance, and manage employee benefits at the same time. The integration of our Preview payroll, Time and Labor Online (TLO), and HR Online (HRO) applications under the name Paychex One-Source Solutions means we offer a single-vendor, easy-to-use solution at a time when business owners – our clients – are facing some of the same challenges we are.

Payroll Service Revenue – $1.4 billion in fiscal 2010

HUMAN RESOURCE SERVICES

Paychex HR Solutions

An important contributor to growing Human Resource Services revenue in fiscal 2010



was the launch of Paychex HR Solutions, an offering that combines Paychex Premier HR, our full payroll and HR outsourcing solution, with Paychex Business Solutions, our professional employer organization. We expanded our professional employer organization footprint and are now in 21 states, compared to 10 a year ago. Paychex HR Solutions now serves 502,000 client employees, more than our next three competitors combined. That's up 11% over fiscal 2009.

Human Resource Services – $0.5 billion in fiscal 2010

401(k)

Recovery in the financial markets and an increase in larger 401(k) plans converting to Paychex for recordkeeping services provided a 33% jump last year in the asset value of our clients' 401(k) plans. With over $11 billion in assets and 51,000 clients, Paychex continues to be a leader in 401(k) recordkeeping. We service about one in every ten 401(k) plans in the country. A recent industry survey shows that, once again, Paychex sold more 401(k) plans last year than any other provider.

401(k)

During the last year, we opened a new channel for our 401(k) services, offering independent, fee-based retirement advisors the opportunity to work with their clients through Paychex.



Paychex Insurance Agency



The number of businesses choosing Paychex Insurance Agency for their insurance services approached 100,000 at the end of fiscal 2010. We continue to expand our insurance offerings – including workers' compensation and health and benefits – nationwide. With access to more than 150 top national and regional carriers, our licensed insurance agents have a broad portfolio of plans their clients can choose from.

Health and benefits service revenue last year rose 49% to $31 million. We believe insurance services will continue to be a growth opportunity for Paychex, and we are investing in sales and systems to support that growth.


WWW

We strengthened our position as an industry expert for clients and other businesses in fiscal 2010 with the launch of a new Paychex Insurance Agency Web site, www.paychexinsurance.com. The site provides a range of resources to help small-business owners navigate the complexities of insurance, as well as educational materials to help them understand the impact of regulatory changes on their businesses.

Two regulatory changes in the last year that offered an opportunity to strengthen our position as an industry expert were the HIRE Act, a law offering tax breaks for businesses hiring the unemployed; and health care reform legislation. Paychex demonstrated that it can be a reliable and trusted partner to business owners, deciphering the complexities of health care reform and developing solutions to help businesses stay in compliance with the new legislation.

We did that in several ways, including creating dedicated Web pages to deliver constantly updated information about regulatory changes. Paychex also developed and conducted dozens of free, online seminars for businesses – not just clients – that helped bring peace of mind to more than 10,000 participants. Another way we extended our reputation as a trusted authority was with the creation and distribution of white papers, via www.paychex.com, covering topics ranging from how to build a small-business HR program to what criteria to use when considering group health insurance.

Partners

We also provided detailed information about health care reform, the HIRE Act, and changes in COBRA to our partners in the accounting profession – an important referral channel for Paychex since the company began nearly 40 years ago.

In addition, we conducted our most in-depth research effort to date involving members of the professional accounting community, an initiative aimed at enhancing their role as trusted advisor to their clients. And, we expanded our commitments to two leading channel organizations: the American Institute of Certified Public Accountants (AICPA), and the National Association of Enrolled Agents (NAEA), the professional society of licensed tax agents. We continue to value the preferred provider relationships we have with both groups.

Accomplishments and Accolades

At Paychex, we value our employees and the contributions they make every day. Whether it's one sales representative signing a new client, our entire operations group producing nearly 10 million W-2s for all of our clients, or the team responsible for moving over half a trillion dollars in client funds last year, each contribution counts.

Our employees know this, and through some tough times again last year, they came to work and delivered. There is a sense of responsibility that comes with caring about our clients, our shareholders, and our colleagues. We salute that quality inside our company, and we appreciate the recognition when it comes from outside.

Paychex Proud!

One of the accolades we are most proud of recognized Paychex as one of the world's most ethical companies. We earned this prestigious honor from *Ethisphere* magazine for a third time in 2010. We were again named to *Fortune's* list of "100 Best Companies to Work For" in America, as well as *Training* magazine's list of top 125 training organizations in the world. *Fortune* also ranked us among the most admired companies and forbes.com rated us among the most trustworthy companies.

These honors speak to the character of our employees and the standards of our company.



FORMER CHIEF EXECUTIVE OF MEDTRONIC ON ETHICAL LEADERSHIP
ETHISPHERE
THE 100 BEST COMPANIES TO WORK FOR!

What's Ahead

Leadership Change

On July 12, 2010, Paychex announced that Jonathan J. Judge submitted his resignation as president and chief executive officer, effective July 31, 2010. We thank Jon for his contributions in growing service revenues, strengthening our management practices, overseeing key technology advances, and leading our successful entry into the health and benefits business. Moving forward, we formed a strong and experienced executive committee to lead the company in the interim, with oversight from Paychex Chairman B. Thomas Golisano and the Board of Directors. The executive committee is comprised of John Morphy, senior vice president, chief financial officer, and secretary; Martin Mucci, senior vice president of operations; and Delbert Humenik, senior vice president of sales and marketing. The company will be well managed during the period of time we search for a new president and chief executive officer.

What's Ahead

Our decades of demonstrated expertise and innovation in providing payroll and human resource services, delivered with the highest levels of customer service, will continue to drive our growth. Change is part of business, and Paychex is ready to respond because with change comes opportunity. Whether it's developing products that best meet our clients' needs or interpreting regulatory changes that affect the way our customers do business, Paychex has been an essential partner – and we will continue to be an essential partner in the years to come.

Together we will plan for a future that capitalizes on the foundation for growth that we have built.

We thank our shareholders, Board of Directors, clients, and employees for your support.

Sincerely,

B. Thomas Golisano
Chairman of the Board

John M. Morphy
Senior Vice President, Chief Financial Officer, and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2010

Commission file number 0-11330

Paychex, Inc.

911 Panorama Trail South
Rochester, New York 14625-2396
(585) 385-6666
A Delaware Corporation

IRS Employer Identification Number: 16-1124166

Securities registered pursuant to Section 12(b) of the Act:	**Common Stock, $0.01 Par Value**
Name of exchange on which registered:	**NASDAQ Global Select Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of November 30, 2009, the last business day of the most recently completed second fiscal quarter, shares held by non-affiliates of the registrant had an aggregate market value of $10,119,675,949 based on the closing price reported for such date on the NASDAQ Global Select Market.

As of June 30, 2010, 361,463,054 shares of the registrant's common stock, $.01 par value, were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be issued in connection with its Annual Meeting of Stockholders to be held on October 13, 2010, to the extent not set forth herein, are incorporated by reference into Part III, Items 10 through 14, inclusive.

PAYCHEX, INC.

INDEX TO FORM 10-K

For the fiscal year ended May 31, 2010

	Description	Page
	PART I	
	"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995	1
Item 1	Business	1
Item 1A	Risk Factors	7
Item 1B	Unresolved Staff Comments	9
Item 2	Properties	9
Item 3	Legal Proceedings	9
Item 4	Reserved	10
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	10
Item 6	Selected Financial Data	12
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	27
Item 8	Financial Statements and Supplementary Data	31
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
Item 9A	Controls and Procedures	62
Item 9B	Other Information	62
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	63
Item 11	Executive Compensation	64
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	64
Item 13	Certain Relationships and Related Transactions, and Director Independence	64
Item 14	Principal Accounting Fees and Services	65
	PART IV	
Item 15	Exhibits and Financial Statement Schedules	65
	Signatures	68

PART I

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain written and oral statements made by management of Paychex, Inc. and its wholly owned subsidiaries ("we," "our," "us," "Paychex," or the "Company") may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Forward-looking statements are identified by such words and phrases as "we expect," "expected to," "estimates," "estimated," "current outlook," "we look forward to," "would equate to," "projects," "projections," "projected to be," "anticipates," "anticipated," "we believe," "could be," and other similar phrases. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to revenue growth, earnings, earnings-per-share growth, or similar projections, are forward-looking statements within the meaning of the Reform Act. Because they are forward-looking, they should be evaluated in light of important risk factors. These risk factors include, but are not limited to, the following risks as well as those described in "Risk Factors" under Item 1A and elsewhere in this Annual Report on Form 10-K ("Form 10-K"):

- general market and economic conditions including, among others, changes in United States ("U.S.") employment and wage levels, changes in new hiring trends, legislative changes to stimulate the economy, changes in short- and long-term interest rates, changes in the fair value and the credit rating of securities held by us, and accessibility of financing;
- changes in demand for our services and products, ability to develop and market new services and products effectively, pricing changes and the impact of competition, and the availability of skilled workers;
- changes in the laws regulating collection and payment of payroll taxes, professional employer organizations, and employee benefits, including retirement plans, workers' compensation, health insurance, state unemployment, and section 125 plans;
- changes in workers' compensation rates and underlying claims trends;
- the possibility of failure to keep pace with technological changes and provide timely enhancements to services and products;
- the possibility of failure of our operating facilities, computer systems, and communication systems during a catastrophic event;
- the possibility of third-party service providers failing to perform their functions;
- the possible failure of internal controls or our inability to implement business processing improvements; and
- potentially unfavorable outcomes related to pending legal matters.

Any of these factors could cause our actual results to differ materially from our anticipated results. The information provided in this Form 10-K is based upon the facts and circumstances known at this time. We undertake no obligation to update these forward-looking statements after the date of filing of this Form 10-K with the Securities and Exchange Commission ("SEC" or "Commission") to reflect events or circumstances after such date, or to reflect the occurrence of unanticipated events.

Item 1. *Business*

We are a leading provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. As of May 31, 2010, we serviced approximately 536,000 clients and had approximately 12,200 employees. We maintain our corporate headquarters in Rochester, New York, and have more than 100 offices nationwide.

As of May 31, 2010, we serviced approximately 1,700 clients in Germany through four offices.

Our company was formed as a Delaware corporation in 1979. We report our results of operations and financial condition as one business segment. Our fiscal year ends May 31.

Company Strategy

We are focused on achieving strong, long-term financial performance by:

- providing high-quality, timely, accurate, and affordable comprehensive payroll and integrated human resource services;
- delivering these services utilizing a well-trained and responsive work force through a network of local and corporate offices servicing more than 100 of the largest markets in the U.S.;
- growing our client base, primarily through the efforts of our direct sales force;
- continually improving client service to maximize client retention;
- capitalizing on the growth opportunities within our existing client base and from new clients by increasing utilization of our payroll and human resource ancillary services and products;
- capitalizing on and leveraging our highly developed technological and operating infrastructure;
- investing in our business through expansion of our service and product offerings to continually add value for our clients; and
- supplementing our growth through strategic acquisitions when appropriate opportunities arise.

Services and Products

We offer a comprehensive portfolio of services and products that allow our clients to meet their diverse payroll and human resource needs. These include:

- payroll processing;
- payroll tax administration services;
- employee payment services;
- regulatory compliance services (new-hire reporting and garnishment processing);
- Paychex HR Solutions;
- retirement services administration;
- insurance services;
- eServices; and
- other human resource services and products.

By offering ancillary services that leverage the information gathered in the base payroll processing service, we are able to provide comprehensive outsourcing services that allow employers to expand their employee benefits offerings at an affordable cost. We mainly earn our revenue through recurring fees for services performed. Service revenue is primarily driven by the number of clients, checks or transactions per client per pay period, and utilization of ancillary services.

Payroll

Payroll processing is the foundation of our service portfolio. Our payroll service includes the calculation, preparation, and delivery of employee payroll checks; production of internal accounting records and management reports; preparation of federal, state, and local payroll tax returns; and collection and remittance of clients' payroll obligations. Our payroll services are provided through either our core payroll or Major Market Services ("MMS") and are made available to clients via traditional or Internet-based methods.

Paychex Online is our secure Internet site, which offers core payroll clients a suite of self-service, interactive services and products twenty-four hours a day, seven days a week. These include Paychex Online Payroll®, Internet Time Sheet, Paychex Online Reports, and General Ledger Reporting Service. Using these services, clients can communicate payroll information, access current and historical payroll information, and transfer payroll information calculated by us to their general ledger accounting software, eliminating manual entries and improving the accuracy of bookkeeping. More than one-half of our clients are currently utilizing some form of Paychex Online payroll service.

Major Market Services: MMS primarily targets companies that have more sophisticated payroll and benefits needs. We currently offer this service in all of our significant markets. Our proprietary MMS software, Preview®, provides a powerful payroll solution and allows smooth integration with other Paychex service offerings. Preview can be used as an on-site, PC-based system or via a secure web-hosted environment.

We offer a software-as-a-service solution to meet the payroll and human resource administrative needs of our MMS clients. This allows Preview to be integrated with various Internet-based services offered to assist clients with their administrative human resource and payroll needs through every step of the employee life cycle. Ancillary services particularly beneficial to our MMS clients include the following:

- Paychex HR Online, our Internet-based human resource management system, offers powerful tools for managing employee benefits, personnel information, and critical human resource compliance and reporting needs. In addition, its self-service features allow for better communication between management and employees.
- BeneTrac, our employee benefits management and administration system, provides our MMS clients a simple, accurate, and cost-effective solution for streamlined benefits management.
- Paychex Time and Labor Online makes the time and attendance process more efficient. This solution can reduce time spent on preparing timesheets, minimize redundant data entry, increase awareness of critical labor information, and aid in compliance with federal time recording requirements.
- Paychex Expense Manager is an integrated payroll and expense management solution that allows clients to control discretionary spending while giving employees an easy-to-use, secure tool to prepare and submit expense reports online.
- Applicant tracking, offered through our partnership with Taleo Corporation, provides our MMS clients with a tool to manage their recruiting process in order to better hire and retain talented employees.

MMS clients can select Paychex One-Source Solutions, which seamlessly integrates Preview, Paychex Time and Labor Online, and Paychex HR Online applications through a single, web-based client portal. MMS clients also have the option to select from a number of á la carte payroll and human resource ancillary services or opt for our comprehensive human resource and payroll outsourcing solution, Paychex HR Solutions. This flexibility allows our clients to define the solution that best meets their particular needs.

Payroll tax administration services: As of May 31, 2010, 94% of our clients utilized our payroll tax administration services (including Taxpay®), which provide accurate preparation and timely filing of quarterly and year-end tax returns, as well as the electronic transfer of funds to the applicable tax or regulatory agencies (federal, state, and local). Nearly all of our new clients purchase our payroll tax administration services. In connection with these services, we electronically collect payroll taxes from clients' bank accounts, typically on payday, prepare and file the applicable tax returns, and remit taxes to the applicable tax or regulatory agencies on the respective due dates. These taxes are typically paid between one and 30 days after receipt of collections from clients, with some items extending to 90 days. We handle regulatory correspondence, amendments, and penalty and interest disputes, and we are subject to cash penalties imposed by tax or regulatory agencies for late filings and late or under payment of taxes.

Employee payment services: As of May 31, 2010, 77% of our clients utilized our employee payment services, which provide the employer the option of paying their employees by direct deposit, payroll debit card, a check drawn on a Paychex account (Readychex®), or a check drawn on the employer's account and electronically signed by us. More than 80% of new clients select some form of employee payment services. For the first three methods, we electronically collect net payroll from the clients' bank account, typically one business day before payday, and provide payment to the employee on payday. Our flexible payment options provide a cost-effective solution that offers the benefit of convenient, one-step payroll account reconciliation for employers.

Regulatory compliance services: We offer new-hire reporting services, which enable clients to comply with federal and state requirements to report information on newly hired employees. This information aids the government in enforcing child support orders and minimizes fraudulent unemployment and workers' compensation insurance claims. Our garnishment processing service provides deductions from employees' pay, forwards payments to third-party agencies, including those that require electronic payments, and tracks the obligations to fulfillment. These services enable employers to comply with legal requirements and reduce the risk of penalties.

Human Resource Services

Paychex HR Solutions: We offer comprehensive human resource outsourcing solutions that provide businesses a full-service approach to the outsourcing of employer and employee administrative needs. Our Paychex HR Solutions offering is available as an administrative services organization ("ASO"), previously known as Paychex Premier® Human Resources, and a professional employer organization ("PEO"). Both options offer businesses a combined package of services that includes payroll, employer compliance, human resource and employee benefits administration, risk management outsourcing, and the on-site availability of a professionally trained human resource representative. These comprehensive bundles of services are designed to make it easier for businesses to manage their payroll and related benefit costs while providing a benefits package equal to that of larger companies. Our PEO differs from the ASO in that we serve as a co-employer of the clients' employees, assume the risks and rewards of workers' compensation insurance, and provide more sophisticated health care offerings to PEO clients. PEO services continue to be sold through our registered and licensed subsidiary, Paychex Business Solutions, Inc. The integration of the sales and service models of the ASO and PEO under Paychex HR Solutions has reduced redundancies and created more flexible options for businesses owners to find the solution that best meets their needs. As of May 31, 2010, Paychex HR Solutions were utilized by 19,000 clients with approximately 502,000 client employees.

Retirement services administration: Our retirement services product line offers a variety of options to clients, including 401(k) plans, 401(k) SIMPLE, SIMPLE IRA, 401(k) plans with safe harbor provisions, profit sharing, and money purchase plans. These services provide plan implementation, ongoing compliance with government regulations, employee and employer reporting, participant and employer online access, electronic funds transfer, and other administrative services. Auto enrollment is an optional plan feature allowing employers to automatically enroll employees in their company's 401(k) plan and increase overall plan participation. Clients have the ability to choose from a group of pre-defined fund selections or to customize their investment options within their plan. Selling efforts for these services are focused primarily on our existing payroll client base, as the processed payroll information allows for data integration necessary to provide these services efficiently. We are one of the largest 401(k) recordkeepers for small businesses in the U.S. We earn a fee of approximately twenty-five basis points from the external fund managers based on the total asset value of client employee 401(k) funds. As of May 31, 2010, retirement services were utilized by approximately 51,000 clients and the asset value of client employee 401(k) funds externally managed totaled approximately $11.3 billion.

Insurance services: Our licensed insurance agency, Paychex Insurance Agency, Inc., provides insurance through a variety of carriers. Insurance offerings include property and casualty coverage such as workers' compensation; business-owner policies; commercial auto; and health and benefits coverage including health, dental, vision, and life. Our insurance services simplify the insurance process to make it easy to find plans with the features and affordability to meet the client's needs. With access to over 150 of the top national and regional carriers, our professional insurance agents enjoy a wide selection of plans from which to best match the insurance needs of small business. Clients also have the option to integrate with Paychex payroll processing for easy, accurate plan administration. Paychex Insurance Agency has a website, www.paychexinsurance.com, with information and interactive tools to help educate visitors on insurance and aid in making business insurance decisions. As of May 31, 2010, approximately 92,000 clients have appointed Paychex Insurance Agency as their agent for servicing their business insurance needs.

eServices: We offer online human resource administration software products for employee benefits management and administration and time and attendance solutions. Paychex HR Online offers powerful tools for managing employee benefits, personnel information, and human resource compliance and reporting. Time and

Labor Online helps minimize the time spent compiling time sheet information. It allows the employer to handle multiple payroll scenarios and results in improved productivity, accuracy, and reliability in the payroll process.

Other human resource services and products: We offer the outsourcing of plan administration under section 125 of the Internal Revenue Code, allowing employees to use pre-tax dollars to pay for certain health insurance benefits and health and dependent care expenses not covered by insurance. All required implementation, administration, compliance, claims processing and reimbursement, and coverage tests are provided with these services. We offer state unemployment insurance services, which provide clients with prompt processing for all claims, appeals, determinations, change statements, and requests for separation documents. Other Human Resource Services products include employee handbooks, management manuals, and personnel and required regulatory forms. These products are designed to simplify clients' office processes and enhance their employee benefits programs.

Sales and Marketing

We market our services primarily through our direct sales force based in the metropolitan markets we serve, with sales representatives specializing within our portfolio of services. For the year ending May 31, 2011 ("fiscal 2011"), our sales force is expected to total approximately 2,380 representatives. Our sales representatives are also supported by marketing, advertising, public relations, trade shows, and telemarketing programs. We have grown and expect to continue to grow our direct sales force. In recent years, we have increased our emphasis on the selling of ancillary services and products to both new clients and our existing client base.

In addition to our direct selling and marketing efforts, we utilize relationships with existing clients, certified public accountants ("CPAs"), and banks for new client referrals. More than 60% of our new core payroll clients (excluding acquisitions) come from these referral sources. To further enhance our strong relationship with CPAs, we have partnered with the American Institute of Certified Public Accountants ("AICPA") as the preferred payroll provider for its AICPA Business Solutions Partner Program since 2003.

Our website at www.paychex.com, which includes online payroll sales presentations and service and product information, is a cost-efficient tool that serves as a source of leads and new sales while complementing the efforts of our direct sales force. This online tool allows us to market to clients in more geographically remote areas. In addition, our insurance services website at www.paychexinsurance.com provides information to help small businesses navigate the insurance industry, and generates leads by allowing interested parties to get in contact with a one of our professional insurance agents.

In addition, Advantage Payroll Services Inc. ("Advantage"), a wholly owned subsidiary of Paychex, Inc., has license agreements with independently owned associate offices ("Associates"), which are responsible for selling and marketing Advantage payroll services and performing certain operational functions, while Paychex and Advantage provide all centralized back-office payroll processing and payroll tax administration services. The marketing and selling by the Associates is conducted under their own logos.

Markets and Competition

Industry data indicates there are approximately ten million employers in the geographic markets that we currently serve within the U.S. Of those employers, approximately 99% have fewer than 100 employees and are our primary customers and target market. We remain focused on servicing small- to medium-sized businesses based upon the growth potential that we believe exists in this market segment.

We serve a diverse base of small- to medium-sized clients operating in a broad range of industries located throughout the U.S. As of May 31, 2010, we serviced approximately 536,000 clients. We utilize service agreements and arrangements with clients that are generally terminable by the client at any time or upon relatively short notice. For the fiscal year ended May 31, 2010 ("fiscal 2010"), client retention was approximately 77% of our beginning of the fiscal year client base. While this is relatively consistent with the prior year, we have begun to see some signs of improvement, as clients lost in fiscal 2010 decreased 6% compared to the fiscal year ended May 31, 2009 ("fiscal 2009"). No single client has a material impact on total service revenue or results of operations.

The composition of the U.S. market and the client base we serve by number of employees is as follows:

Business size (Number of employees)	Estimated market distribution[(1)]	Paychex, Inc. distribution of client base
1-4	77%	41%
5-19	17%	41%
20-49	4%	12%
50-99	1%	4%
100+	1%	2%

(1) Based on currently available market data from Dun & Bradstreet.

The market for payroll processing and human resource services is highly competitive and fragmented. We believe our primary national competitor, ADP® ("Automatic Data Processing, Inc."), is the largest U.S. third-party provider of payroll processing and human resource services in terms of revenue. We compete with other national, regional, local, and online service providers, all of which we believe have significantly smaller client bases than us.

In addition to traditional payroll processing and human resource service providers, we compete with in-house payroll and human resource systems and departments. Payroll and human resource systems and software are sold by many vendors. Our Human Resource Services also compete with a variety of providers of human resource services, such as retirement services companies, insurance companies, and human resources and benefits consulting firms.

Competition in the payroll processing and human resource services industry is primarily based on service responsiveness, product quality and reputation, breadth of service and product offering, and price. We believe we are competitive in each of these areas.

Software Maintenance and Development

The ever-changing mandates of federal, state, and local tax and regulatory agencies require us to regularly update the proprietary software we utilize to provide payroll and human resource services to our clients. We are continually engaged in developing enhancements to and the maintenance of our various software platforms to meet the changing requirements of our clients and the marketplace.

In fiscal 2010, we completed implementation of an enhanced platform for our core processing capability, which allows us to leverage efficiencies in our processes and continue to provide excellent customer service. Over the next few years, we expect to expand this platform to additional service offerings.

Employees

As of May 31, 2010, we employed approximately 12,200 people. None of our employees were covered by collective bargaining agreements.

Intellectual Property

We own or license and use a number of trademarks, trade names, copyrights, service marks, trade secrets, computer programs and software, and other intellectual property rights. Taken as a whole, our intellectual property rights are material to the conduct of our business. Where it is determined to be appropriate, we take measures to protect our intellectual property rights, including, but not limited to, confidentiality/non-disclosure agreements or policies with employees, vendors, and others; license agreements with licensees and licensors of intellectual property; and registration of certain trademarks. We believe that the "Paychex" name, trademark, and logo are of material importance to us.

Seasonality

There is no significant seasonality to our business. However, during our third fiscal quarter, which ends in February, the number of new payroll clients, new retirement services clients, and new Paychex HR Solutions worksite employees tends to be higher than during the rest of the fiscal year, primarily because a majority of new clients begin using our services in the beginning of a calendar year. In addition, calendar year-end transaction processing and client funds activity are traditionally higher during the third fiscal quarter due to clients paying year-end bonuses and requesting additional year-end services. Historically, as a result of these factors, our total revenue has been slightly higher in the third fiscal quarter, with greater sales commission expenses also reported in this quarter.

Other

Information about our services and products, stockholder information, press releases, and filings with the SEC can be found on our website at www.paychex.com. Our Form 10-Ks, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings, and any amendments to such reports and filings, are made available, free of charge, on the Investor Relations section of our website as soon as reasonably practical after such material is filed with, or furnished to, the SEC. Also, copies of our Annual Report to Stockholders and Proxy Statement, to be issued in connection with our 2010 Annual Meeting of Stockholders, will be made available, free of charge, upon written request submitted to Paychex, Inc., c/o Corporate Secretary, 911 Panorama Trail South, Rochester, New York 14625-2396.

Item 1A. *Risk Factors*

Our future results of operations are subject to a number of risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from historical and current results and from our projections. Important factors known to us that could cause such differences include, but are not limited to, those discussed below and those contained in the "Safe Harbor" statement at the beginning of Part I of this Form 10-K.

We may be adversely impacted by volatility in the financial and economic environment: During periods of weakening economic conditions, employment levels may decrease and interest rates may become more volatile. These conditions may impact our business due to lower transaction volumes or an increase in the number of clients going out of business. Current or potential clients may decide to reduce their spending on payroll and other outsourcing services. In addition, new business starts may be affected by an inability to obtain credit. The interest we earn on funds held for clients may decrease as a result of a decline in funds available to invest and lower interest rates. In addition, during periods of volatility in the credit markets, certain types of investments may not be available to us or may become too risky for us to invest in, further reducing the interest we may earn on client funds. Constriction in the credit markets may impact the availability of financing, even to borrowers with the highest credit ratings. We historically have not borrowed against available credit arrangements to meet liquidity needs. However, should we require additional short-term liquidity during days of large outflows of client funds, a credit constriction may limit our ability to access those funds or the flexibility to obtain them at interest rates that would be acceptable to us. If all of these financial and economic circumstances were to remain in effect for an extended period of time, there could be a material adverse effect on our results of operations.

Our interest earned on funds held for clients may be impacted by changes in government regulations mandating the amount of tax withheld or timing of remittance: We receive interest income from investing client funds collected but not yet remitted to applicable tax or regulatory agencies or to client employees. A change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to applicable tax or regulatory agencies would adversely impact this interest income.

Our services may be adversely impacted by changes in government regulations and policies: Many of our services, particularly payroll tax administration services and employee benefit plan administration services, are designed according to government regulations that continually change. Changes in regulations could affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for some of our services and substantially decrease our revenue. Added requirements could also increase our cost of doing business. The recently enacted Hiring Incentives to Restore Employment ("HIRE") Act provides temporary tax breaks to companies that hire the unemployed and will impact our payroll tax administration service clients. The recently enacted health care reform legislation will have a direct impact on insurance services clients. Failure to educate and assist our client regarding these legislations could have an adverse impact on our reputation. Failure by us to modify our services in a timely fashion in response to regulatory changes could have a material adverse effect on our business and results of operations.

We may not be able to keep pace with changes in technology: To maintain our growth strategy, we must adapt and respond to technological advances and technological requirements of our clients. Our future success will depend on our ability to enhance capabilities and increase the performance of our internal use systems, particularly our systems that meet our clients' requirements. We continue to make significant investments related to the development of new technology. If our systems become outdated, we may be at a disadvantage when competing in our industry. There can be no assurance that our efforts to update and integrate systems will be successful. If we do not integrate and update our systems in a timely manner, or if our investments in technology fail to provide the expected results, there could be a material adverse effect to our business and results of operations.

In the event of a catastrophe, our business continuity plan may fail, which could result in the loss of client data and adversely interrupt operations: Our operations are dependent on our ability to protect our infrastructure against damage from catastrophe or natural disaster, severe weather including events resulting from climate change, unauthorized security breach, power loss, telecommunications failure, terrorist attack, or other events that could have a significant disruptive effect on our operations. We have a business continuity plan in place in the event of system failure due to any of these events. Our business continuity plan has been tested in the past by circumstances of severe weather, including floods and snowstorms, and has been successful. However, these past successes are not an indicator of success in the future. If the business continuity plan is unsuccessful in a disaster recovery scenario, we could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients.

We may be adversely impacted by any failure of third-party service providers to perform their functions: As part of providing services to clients, we rely on a number of third-party service providers. These service providers include, but are not limited to, couriers used to deliver client payroll checks and banks used to electronically transfer funds from clients to their employees. Failure by these service providers, for any reason, to deliver their services in a timely manner could result in material interruptions to our operations, impact client relations, and result in significant penalties or liabilities to us.

Our business and reputation may be affected by our ability to keep clients' information confidential: Our business involves the use of significant amounts of private and confidential client information including employees' identification numbers, bank accounts, and retirement account information. This information is critical to the accurate and timely provision of services to our clients, and certain information may be transmitted via the Internet. There is no guarantee that our systems and processes are adequate to protect against all security breaches. If our systems are disrupted or fail for any reason, or if our systems are infiltrated by unauthorized persons, our clients could experience data loss, financial loss, harm to reputation, or significant business interruption. Such events may expose us to unexpected liability, litigation, regulation investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on our business and results of operations.

We may be exposed to additional risks related to our co-employment relationship within our PEO business: Many federal and state laws that apply to the employer-employee relationship do not specifically address the obligations and responsibilities of the "co-employment" relationship. As a result, there is a possibility that we may be subject to liability for violations of employment or discrimination laws by our clients and acts or omissions of client employees, who may be deemed to be our agents, even if we do not participate in any such acts or violations. Although our agreements with the clients provide that the client will indemnify us for any liability attributable to its own or its employees' conduct, we may not be able to effectively enforce or collect such contractual obligations. In addition, we could be subject to liabilities with respect to our employee benefit plans if it were determined that we are not the "employer" under any applicable state or federal laws.

We may have an adverse outcome of legal matters, which could harm our business: We are subject to various claims and legal matters that arise in the normal course of business. These include disputes or potential disputes related to breach of contract, breach of fiduciary duty, employment-related claims, tax claims, and other matters. Refer to Item 3 of this Form 10-K for additional disclosure regarding legal proceedings. Legal matters are subject to inherent uncertainties and there exists the possibility that their ultimate resolution could have a material adverse effect on our financial position and results of operations in the period in which any such effect is recorded.

Quantitative and qualitative disclosures about market risk: Refer to Item 7A of this Form 10-K for a discussion on Market Risk Factors.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We owned and leased the following properties as of May 31, 2010:

	Square feet
Owned facilities:	
Rochester, New York	668,000
Other U.S. locations	280,000
Total owned facilities	948,000
Leased facilities:	
Rochester, New York	141,000
Other U.S. locations	2,295,000
Germany	1,000
Total leased facilities	2,437,000

Our facilities in Rochester, New York house various distribution, processing, and technology functions; certain ancillary functions; a telemarketing unit; and other back-office functions. Facilities outside of Rochester, New York are at various locations throughout the U.S. and Germany and house our regional, branch, and sales offices and data processing centers. These locations are concentrated in metropolitan areas. We believe that adequate, suitable lease space will continue to be available for our needs.

Item 3. *Legal Proceedings*

We are subject to various claims and legal matters that arise in the normal course of our business. These include disputes or potential disputes related to breach of contract, breach of fiduciary duty, employment-related claims, tax claims, and other matters.

In August 2001, the Company's wholly owned subsidiary, Rapid Payroll, Inc. ("Rapid Payroll") informed 76 licensees that it intended to stop supporting their payroll processing software in August of 2002. The communication was sent due to the licensee contract assumed by us during the acquisition of Rapid Payroll in 1996 being very unfavorable to us. Thereafter, lawsuits were commenced by licensees asserting various claims, including breach of contract and related tort and fraud causes of action.

On March 9, 2010, the Court of Appeal of the State of California upheld a jury verdict issued on June 27, 2007 in litigation brought by one of the licensees. In that case, the California Superior Court, Los Angeles County jury awarded to the plaintiff $15.0 million in compensatory damages and subsequently awarded an additional $11.0 million in punitive damages. We satisfied the judgment, including statutory interest, without further appeal. This was the final pending matter in the Rapid Payroll litigation.

During fiscal 2010, we increased our litigation reserve by $18.7 million for the Rapid Payroll litigation. Our management currently believes that resolution of outstanding legal matters will not have a material adverse effect on our financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the Company's financial position and the results of operations in the period in which any such effect is recorded.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the NASDAQ Global Select Market under the symbol "PAYX." Dividends have historically been paid on our common stock in August, November, February, and May. The level and continuation of future dividends are dependent on our future earnings and cash flows, and are subject to the discretion of the Board of Directors.

As of June 30, 2010, there were 15,961 holders of record of our common stock, which includes registered holders and participants in the Paychex, Inc. Dividend Reinvestment and Stock Purchase Plan. There were also 7,891 participants in the Paychex, Inc. Employee Stock Purchase Plan and 6,463 participants in the Paychex, Inc. Employee Stock Ownership Plan.

The high and low sale prices for our common stock as reported on the NASDAQ Global Select Market and dividends for fiscal 2010 and fiscal 2009 are as follows:

	Fiscal 2010			Fiscal 2009		
	Sales prices		Cash dividends declared per share	Sales prices		Cash dividends declared per share
	High	Low		High	Low	
First quarter	$28.74	$23.84	$0.31	$35.53	$30.26	$0.31
Second quarter	$31.85	$27.16	$0.31	$35.29	$23.22	$0.31
Third quarter	$32.88	$28.50	$0.31	$27.95	$21.83	$0.31
Fourth quarter	$32.82	$28.11	$0.31	$28.20	$20.31	$0.31

The closing price of our common stock as of May 28, 2010, as reported on the NASDAQ Global Select Market, was $28.54 per share.

The following graph shows a five-year comparison of the total cumulative returns of investing $100 on May 31, 2005, in Paychex, Inc. common stock, the S&P 500 Index, and the S&P Data Processing and Outsourced Services (the "S&P S(DP)") Index. We are a participant in the S&P 500 Index, a market group of companies with a larger than average market capitalization. The S&P S(DP) Index includes a representative peer group of companies, and includes Paychex, Inc. All comparisons of stock price performance shown assume reinvestment of dividends.

STOCK PRICE PERFORMANCE GRAPH



$160
$140
$120
$100
$80
$60
$40
$20
$0
2005
2006
2007
2008
2009
2010
Paychex, Inc.
S&P 500
S&P S(DP)

May 31,	2005	2006	2007	2008	2009	2010
Paychex, Inc.	100.00	129.17	145.14	128.13	106.00	115.53
S&P 500	100.00	108.64	133.40	124.47	83.93	101.54
S&P S(DP)	100.00	115.46	140.15	127.33	98.78	106.65

There can be no assurance that our stock performance will continue into the future with the same or similar trends depicted in the graph above. We will neither make nor endorse any predictions as to future stock performance.

Item 6. *Selected Financial Data*

In thousands, except per share amounts Year ended May 31,	2010(1)	2009	2008	2007(2)	2006
Service revenue	$1,945,789	$2,007,305	$1,934,536	$1,752,868	$1,573,797
Interest on funds held for clients	55,031	75,454	131,787	134,096	100,799
Total revenue	$2,000,820	$2,082,759	$2,066,323	$1,886,964	$1,674,596
Operating income	$ 724,795	$ 805,200	$ 828,267	$ 701,548	$ 649,571
As a % of total revenue	36%	39%	40%	37%	39%
Net income	$ 476,999	$ 533,545	$ 576,145	$ 515,447	$ 464,914
As a % of total revenue	24%	26%	28%	27%	28%
Diluted earnings per share	$ 1.32	$ 1.48	$ 1.56	$ 1.35	$ 1.22
Cash dividends per common share	$ 1.24	$ 1.24	$ 1.20	$ 0.79	$ 0.61
Purchases of property and equipment	$ 61,262	$ 64,709	$ 82,289	$ 79,020	$ 81,143
Cash and total corporate investments	$ 656,918	$ 574,713	$ 434,762	$1,224,211	$ 962,011
Total assets	$5,226,299	$5,127,415	$5,309,791	$6,246,519	$5,549,302
Total debt	$ —	$ —	$ —	$ —	$ —
Stockholders' equity	$1,401,979	$1,341,478	$1,196,642	$1,952,248	$1,654,843
Return on stockholders' equity	34%	41%	39%	28%	30%

(1) Includes an expense charge of $18.7 million to increase the litigation reserve.

(2) Includes $25.7 million of stock-based compensation costs and an expense charge of $38.0 million to increase the litigation reserve.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations reviews the operating results of Paychex, Inc. and its wholly owned subsidiaries ("Paychex," "we," "our," or "us") for each of the three fiscal years ended May 31, 2010 ("fiscal 2010"), May 31, 2009 ("fiscal 2009"), and May 31, 2008 ("fiscal 2008"), and our financial condition as of May 31, 2010. This review should be read in conjunction with the accompanying Consolidated Financial Statements and the related Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K ("Form 10-K") and the "Risk Factors" discussed in Item 1A of this Form 10-K. Forward-looking statements in this review are qualified by the cautionary statement under the heading "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" contained at the beginning of Part I of this Form 10-K.

Overview

We are a leading provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. Our Payroll and Human Resource Services offer a portfolio of services and products that allow our clients to meet their diverse payroll and human resource needs. Our payroll services are the foundation of our service portfolio. They are provided through either our core payroll or Major Market Services ("MMS"), which is utilized by clients that have more sophisticated payroll and benefits needs, and include:

- payroll processing;
- payroll tax administration services;
- employee payment services; and
- regulatory compliance services (new-hire reporting and garnishment processing).

In addition to the above, our software-as-a-service option through our MMS platform provides human resource management, employee benefits management, time and attendance systems, online expense reporting, and applicant tracking.

Our Human Resource Services primarily include:

- Paychex HR Solutions, under which we offer our administrative services organization ("ASO") and our professional employer organization ("PEO");
- retirement services administration;
- insurance services;
- eServices; and
- other human resource services and products.

We mainly earn revenue through recurring fees for services performed. Service revenue is primarily driven by the number of clients, checks or transactions per client per pay period, and utilization of ancillary services. We also earn interest on funds held for clients between the time of collection from our clients and remittance to the applicable tax or regulatory agencies or client employees. Our business strategy is focused on achieving strong long-term financial performance by providing high-quality, timely, accurate, and affordable services; growing our client base; increasing utilization of our ancillary services; leveraging our technological and operating infrastructure; and expanding our service offerings.

Our financial results for fiscal 2010 were impacted by the cumulative adverse effects of the economic recession in the United States ("U.S.") and global financial crisis that began in 2008. Unemployment rates in the U.S. reached a high in October 2009, and have remained high. The equity markets hit a low in March 2009, with interest rates available on high quality instruments remaining low since then. The Federal Funds rate has been at a range of zero to 0.25% since December 2008. Our combined funds held for clients and corporate investment portfolios earned an average rate of return of 1.5% for fiscal 2010, compared to 2.1% for fiscal 2009 and 3.7% for fiscal 2008.

The weak economy affects our ability to acquire and retain clients, reduces our transaction volumes related to fewer employees in our client base, and results in lower average invested balances in our funds held for clients portfolio. Our results, while reflecting a decline compared to fiscal 2009, were in line with our expectations. Although the economy has remained weak throughout fiscal 2010, our key indicators have reflected modest improvement as the fiscal year progressed.

Highlights of our financial results for fiscal 2010 compared to fiscal 2009 are as follows:

- Payroll service revenue decreased 5% to $1.4 billion.
- Human Resource Services revenue increased 3% to $540.9 million.
- Interest on funds held for clients decreased 27% to $55.0 million.
- Total revenue decreased 4% to $2.0 billion.
- Operating income decreased 10% to $724.8 million, and operating income, net of certain items, decreased 6% to $688.5 million. Refer to the "Non-GAAP Financial Measure" discussion on page 14 for further information on operating income, net of certain items.
- Operating income reflected an expense charge of $18.7 million to increase the litigation reserve for the Rapid Payroll court decision during the third quarter of fiscal 2010, which reduced diluted earnings per share by $0.03 per share.
- Net income and diluted earnings per share decreased 11% to $477.0 million and $1.32 per share, respectively.

- Cash flow from operations decreased 11% to $610.9 million, primarily related to the decline in net income and fluctuations in operating assets and liabilities.
- Dividends of $448.6 million were paid to stockholders, representing 94% of net income.

Non-GAAP Financial Measure

In addition to reporting operating income, a U.S. generally accepted accounting principle ("GAAP") measure, we present operating income, net of certain items, which is a non-GAAP measure. We believe operating income, net of certain items, is an appropriate additional measure, as it is an indicator of our core business operations performance period over period. It is also the basis of the measure used internally for establishing the following year's targets and measuring management's performance in connection with certain performance-based compensation payments and awards. Operating income, net of certain items, excludes interest on funds held for clients and the expense charge in fiscal 2010 to increase the litigation reserve. Interest on funds held for clients is an adjustment to operating income due to the volatility of interest rates, which are not within the control of management. The expense charge to increase the litigation reserve is also an adjustment to operating income due to its unusual and infrequent nature. It is outside the normal course of our operations and obscures the comparability of performance period over period. Operating income, net of certain items, is not calculated through the application of GAAP and is not the required form of disclosure by the Securities and Exchange Commission ("SEC"). As such, it should not be considered as a substitute for the GAAP measure of operating income and, therefore, should not be used in isolation, but in conjunction with the GAAP measure. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Operating income, net of certain items, decreased 6% to $688.5 million for fiscal 2010 compared to $729.7 million for fiscal 2009 and $696.5 million for fiscal 2008.

Business Outlook

Our client base was approximately 536,000 clients as of May 31, 2010, compared to approximately 554,000 clients as of May 31, 2009, and approximately 572,000 clients as of May 31, 2008. Our client base declined 3.2% for fiscal 2010, compared to a decline of 3.1% for fiscal 2009 and growth of 2.0% for fiscal 2008. The reduction in our client base for fiscal 2010 reflects the impact of weaker economic conditions on our ability to acquire and retain clients. The environment for new sales remained difficult and new sales units decreased 4.9% for fiscal 2010 compared to fiscal 2009 as a result of low levels of new business formation and fewer companies moving to outsourcing.

For fiscal 2010, client retention was approximately 77% of our beginning of the fiscal year client base. While this was relatively consistent with the prior year, we have begun to see some signs of improvement, as clients lost in fiscal 2010 decreased 6% compared to fiscal 2009. Clients lost due to companies going out of business or no longer having any employees decreased 11% for fiscal 2010, compared to an increase of 17% for fiscal 2009. We focus on satisfying customers to maximize client retention, and for fiscal 2010 we again received high client satisfaction results.

Ancillary services effectively leverage payroll processing data and, therefore, are beneficial to our operating margin. Although the growth rates for our ancillary services for fiscal 2010 were slower than we have seen historically due to the impacts of the weak economy, we continue to see opportunities within these services. The following statistics demonstrate the growth in our ancillary service offerings:

As of May 31,	2010	2009	2008
Payroll tax administration services penetration	94%	93%	93%
Employee payment services penetration	77%	75%	73%
Paychex HR Solutions client employees served	502,000	453,000	439,000
Paychex HR Solutions clients	19,000	18,000	16,000
Insurance services clients[1]	92,000	86,000	79,000
Retirement services clients	51,000	50,000	48,000

(1) Includes workers' compensation insurance clients and health and benefits services clients.

Continued investment in our business is critical to our success. In fiscal 2010, we made investments in our sales force and in our technological infrastructure. Our sales force increased 2% to 2,340 sales representatives for fiscal 2010, and is expected to grow 2% to 2,380 sales representatives for the fiscal year ending May 31, 2011 ("fiscal 2011"). This growth is driven primarily by increases in insurance services and other Human Resource Services offerings.

We have invested over $60 million in an enhanced platform for our core payroll processing capability, which was fully implemented in fiscal 2010. This new platform allows us to leverage efficiencies in our processes and continue to provide excellent customer service to our clients. Over the next few years, we expect to expand our enhanced platform to additional service offerings.

We continued expansion of our insurance services nationwide, simplifying the process for our clients to obtain coverage through our network of national and regional insurers. We see our insurance services as an area that continues to offer significant opportunities for future growth.

We also strengthened our position as an expert in our industry by serving as a source of education and information to clients and other interested parties. The new Paychex Insurance Agency website, www.paychexinsurance.com, helps small business owners navigate the area of insurance coverage. In addition, we provide information for existing and prospective clients on the impacts of regulatory changes, such as the Hiring Incentives to Restore Employment ("HIRE") Act and the recently passed federal health care reform bill.

Our ASO and PEO are now being offered under Paychex HR Solutions. We integrated the sales and service model to support and expand our comprehensive human resource outsourcing services nationwide. This allowed us to eliminate redundancies, and create more flexible options for potential clients. PEO services will continue to be sold by the registered and licensed Paychex Business Solutions, Inc. and its affiliates.

Looking to the future, we continue to focus on investing in our products, people, and service capabilities. This will position us to capitalize on opportunities for long term growth.

Financial position and liquidity

The current credit crisis has resulted in unprecedented volatility in the global financial markets, which has curtailed available liquidity and limited investment choices. Despite this macroeconomic environment, as of May 31, 2010, our financial position remained strong with cash and total corporate investments of $656.9 million and no debt.

We continue to follow our conservative investment strategy of optimizing liquidity and protecting principal. In the past twenty months, this has translated to significantly lower yields on high quality instruments, negatively impacting our income earned on funds held for clients and corporate investments. Since September 2008, our primary short-term investment vehicle has been U.S. agency discount notes. Since then, we have seen gradual improvement in liquidity in certain money market sectors, and starting in November 2009 we began to invest in select A-1/P-1-rated variable rate demand notes ("VRDNs"). During fiscal 2010, we earned an after-tax rate of approximately 0.21% for VRDNs compared to approximately 0.07% for U.S. agency discount notes. We invest primarily in high credit quality securities with AAA and AA ratings and short-term securities with A-1/P-1 ratings.

We limit the amounts that can be invested in any single issuer. As of May 31, 2010, we had no exposure to British Petroleum (BP) or any of its subsidiaries. We believe that our investments as of May 31, 2010 were not other-than-temporarily impaired, nor has any event occurred subsequent to that date that would indicate any other-than-temporary impairment. All investments held as of May 31, 2010 are traded in active markets.

Our primary source of cash is our ongoing operations. Cash flow from operations was $610.9 million for fiscal 2010. Historically, we have funded our operations, capital purchases, and dividend payments from our operating activities. Our positive cash flows in fiscal 2010 allowed us to support our business and to pay substantial dividends to our stockholders. During fiscal 2010, dividends paid to stockholders were 94% of net income. It is anticipated that cash and total corporate investments as of May 31, 2010, along with projected operating cash flows, will support our normal business operations, capital purchases, and dividend payments for the foreseeable future.

For further analysis of our results of operations for fiscal years 2010, 2009, and 2008, and our financial position as of May 31, 2010, refer to the tables and analysis in the "Results of Operations" and "Liquidity and Capital Resources" sections of this Item 7 and the discussion in the "Critical Accounting Policies" section of this Item 7.

Outlook

Our outlook for fiscal 2011 is based upon current economic and interest rate conditions continuing with no significant changes. Consistent with our policy regarding guidance, our projections do not anticipate or speculate on future changes to interest rates. We project that payroll service revenue for fiscal 2011 will be flat compared to fiscal 2010. Human Resource Services revenue is anticipated to increase in the range of 10% to 13%. Interest on funds held for clients is expected to decrease in the range of 12% to 17%, while investment income, net is expected to increase in the range of 24% to 27%.

Operating income, net of certain items, as a percentage of service revenue is expected to range from 34% to 35% for fiscal 2011. The effective income tax rate is expected to approximate 35% for fiscal 2011. Net income is expected to improve slightly over fiscal 2010. However, when the impact of the expense charge to increase the litigation reserve is excluded from fiscal 2010, net income growth for fiscal 2011 is expected to be flat.

Interest on funds held for clients and investment income for fiscal 2011 are expected to be impacted by the low-interest-rate environment. The average rate of return on our combined funds held for clients and corporate investment portfolios is expected to be 1.3% for fiscal 2011. As of May 31, 2010, the long-term investment portfolio had an average yield-to-maturity of 2.9% and an average duration of 2.5 years. In the next twelve months, slightly over 15% of this portfolio will mature, and it is currently anticipated that these proceeds will be reinvested at a lower average interest rate of approximately 1.0%. Investment income is expected to benefit from ongoing investment of cash generated from operations.

Under normal financial market conditions, the impact to our earnings from a 25-basis-point increase or decrease in short-term interest rates would be approximately $3.5 million, after taxes, for a twelve-month period. Such a basis point change may or may not be tied to changes in the Federal Funds rate.

Purchases of property and equipment for fiscal 2011 are expected to be in the range of $80 million to $85 million, as we continue to invest in our technological infrastructure. Fiscal 2011 depreciation expense is projected to be in the range of $65 million to $70 million, and we project amortization of intangible assets for fiscal 2011 to be approximately $20 million.

Results of Operations

Summary of Results of Operations for the Fiscal Years Ended May 31:

In millions, except per share amounts	2010	Change	2009	Change	2008
Revenue:					
Payroll service revenue	$1,404.9	(5)%	$1,483.7	1%	$1,462.7
Human Resource Services revenue	540.9	3%	523.6	11%	471.8
Total service revenue	1,945.8	(3)%	2,007.3	4%	1,934.5
Interest on funds held for clients	55.0	(27)%	75.5	(43)%	131.8
Total revenue	**2,000.8**	**(4)%**	**2,082.8**	**1%**	**2,066.3**
Combined operating and SG&A expenses	1,276.0	—	1,277.6	3%	1,238.0
Operating income	**724.8**	**(10)%**	**805.2**	**(3)%**	**828.3**
As a % of total revenue	36%		39%		40%
Investment income, net	4.5	(34)%	6.9	(74)%	26.5
Income before income taxes	**729.3**	**(10)%**	**812.1**	**(5)%**	**854.8**
As a % of total revenue	36%		39%		41%
Income taxes	252.3	(9)%	278.6	—	278.7
Effective income tax rate	34.6%		34.3%		32.6%
Net income	**$ 477.0**	**(11)%**	**$ 533.5**	**(7)%**	**$ 576.1**
As a % of total revenue	24%		26%		28%
Diluted earnings per share	**$ 1.32**	**(11)%**	**$ 1.48**	**(5)%**	**$ 1.56**

We invest in highly liquid, investment-grade fixed income securities and do not utilize derivative instruments to manage interest rate risk. As of May 31, 2010, we had no exposure to high-risk or illiquid investments. Details regarding our combined funds held for clients and corporate investment portfolios are as follows:

	Year ended May 31,		
$ in millions	2010	2009	2008
Average investment balances:			
Funds held for clients	$3,167.9	$3,323.3	$3,408.9
Corporate investments	653.8	538.2	716.7
Total	$3,821.7	$3,861.5	$4,125.6
Average interest rates earned (exclusive of net realized gains):			
Funds held for clients	1.6%	2.2%	3.7%
Corporate investments	0.8%	1.4%	3.7%
Combined funds held for clients and corporate investments	1.5%	2.1%	3.7%
Net realized gains:			
Funds held for clients	$ 3.2	$ 1.1	$ 6.4
Corporate investments	—	—	—
Total	$ 3.2	$ 1.1	$ 6.4

$ in millions As of May 31,	2010	2009	2008
Net unrealized gains on available-for-sale securities(1)	$ 66.6	$ 66.7	$ 24.8
Federal Funds rate(2)	0.25%	0.25%	2.00%
Three-year "AAA" municipal securities yield	0.99%	1.35%	2.65%
Total fair value of available-for-sale securities	$2,151.8	$1,780.9	$3,353.5
Weighted-average duration of available-for-sale securities in years(3)	2.5	2.5	2.7
Weighted-average yield-to-maturity of available-for-sale securities(3)	2.9%	3.3%	3.4%

(1) The net unrealized gain of our investment portfolios was approximately $71.9 million as of July 12, 2010.

(2) The Federal Funds rate was a range of zero to 0.25% as of May 31, 2010 and May 31, 2009.

(3) These items exclude the impact of VRDNs held as of May 31, 2010 and May 31, 2008, as they are tied to short-term interest rates. We did not hold any VRDNs as of May 31, 2009.

Payroll service revenue: Payroll service revenue decreased 5% to $1.4 billion for fiscal 2010 as a result of the cumulative adverse effects of weak economic conditions on our client base and check volume. Our client base decreased 3.2% during fiscal 2010 and checks per client decreased 2.6% for fiscal 2010 compared to fiscal 2009. Checks per client has shown modest improvement in each sequential quarter of fiscal 2010, reflecting year-over-year declines of 5.0%, 3.7%, and 2.2% for the first through third fiscal quarters, and an increase of 1.1% for the three months ended May 31, 2010 (the "fourth quarter"). At the end of fiscal 2010, checks per client were slightly higher than at the end of fiscal 2009. Payroll service revenue increased 1% to $1.5 billion for fiscal 2009 due to our annual price increase and growth in utilization of our ancillary payroll services, offset by impacts of weak economic conditions. During fiscal 2009, our client base declined 3.1%, affected by a decline in new client sales from new business starts and clients lost due to companies going out of business or no longer having any employees. Checks per client declined 2.9% for fiscal 2009.

Our payroll tax administration services were utilized by 94% of all our clients as of May 31, 2010, compared with 93% as of May 31, 2009 and May 31, 2008. Our employee payment services were utilized by 77% of our clients as of May 31, 2010, compared with 75% as of May 31, 2009 and 73% as of May 31, 2008. Nearly all new clients purchase our payroll tax administration services and more than 80% of new clients select a form of our employee payment services.

Human Resource Services revenue: Human Resource Services revenue increased 3% for fiscal 2010 and 11% for fiscal 2009 to $540.9 million and $523.6 million, respectively. The following factors contributed to Human Resource Services revenue growth for fiscal 2010 and fiscal 2009:

$ in billions As of May 31,	2010	Change	2009	Change	2008
Paychex HR Solutions client employees served	502,000	11%	453,000	3%	439,000
Paychex HR Solutions clients	19,000	8%	18,000	10%	16,000
Insurance services clients(1)	92,000	7%	86,000	9%	79,000
Retirement services clients	51,000	3%	50,000	2%	48,000
Asset value of retirement services client employees' funds	$ 11.3	33%	$ 8.5	(12)%	$ 9.7

(1) Includes workers' compensation insurance clients and health and benefits services clients.

In addition, growth in products that are primarily beneficial to our MMS clients contributed positively to Human Resource Services revenue growth for fiscal 2010. Health and benefits service revenue increased 49% to $31.0 million for fiscal 2010 and increased 70% to $20.9 million for fiscal 2009.

While the above factors contributed to the revenue growth in both fiscal 2010 and fiscal 2009 as compared to the respective prior year periods, the rates of growth have been adversely affected by the cumulative impact of weak economic conditions on our client base growth. This particularly affected retirement services, although we have seen client growth for retirement services rebound somewhat late in fiscal 2010 as client losses have improved compared to the prior year.

Retirement services revenue growth was impacted in both fiscal 2010 and fiscal 2009 by billings in fiscal 2009 related to restatements of clients' retirement plans required by statute, which are not expected to recur for approximately six years. This favorably impacted retirement services revenue growth for fiscal 2009 by $12.4 million and did not recur in fiscal 2010.

In fiscal 2010, Human Resource Services revenue was also impacted by the sale of Stromberg time and attendance ("Stromberg"), an immaterial component of Paychex. Our Human Resource Services revenue growth, excluding Stromberg revenue and the retirement plan restatement billings, would have been as follows:

% Change	2010	2009	2008
Human Resource Services revenue, as reported	3%	11%	19%
Human Resource Services revenue excluding Stromberg revenue and retirement plan restatement billings	8%	8%	20%

In fiscal 2010, the 33% increase in the asset value of retirement services client employees' funds was driven by recovery in the financial markets and increased levels of larger plans converting to Paychex. For fiscal 2009, the volatility in the financial markets caused the asset value of retirement services client employees' funds to decline 12%. The S&P 500 declined 34% during the same period. For both fiscal 2010 and fiscal 2009, retirement services revenue growth was adversely impacted by a shift in the mix of assets in the retirement services client employees' funds to investments earning lower fees from external fund managers.

For fiscal 2009, the decline in asset value and the shift in client employees' retirement portfolios to investments earning lower fees from external fund managers reduced retirement services revenue growth by $8.9 million. Also for fiscal 2009, Paychex HR Solutions revenue growth was adversely impacted by fewer employees per client, decreasing revenue by $8.7 million.

Total service revenue: Total service revenue declined 3% for fiscal 2010 and increased 4% for fiscal 2009. The cumulative effect of the weak economy had a negative impact on service revenue growth as previously described.

Interest on funds held for clients: The decrease of 27% in interest on funds held for clients for fiscal 2010 compared to fiscal 2009 was the result of lower average interest rates earned and lower average investment balances, offset somewhat by higher net realized gains on sales of available-for-sale securities. The decrease of 43% in interest on funds held for clients for fiscal 2009 compared to fiscal 2008 was the result of lower average interest rates earned, lower average investment balances, and lower net realized gains on sales of available-for-sale securities.

Average investment balances for funds held for clients decreased 5% for fiscal 2010 and 3% for fiscal 2009. These declines were the result of the cumulative adverse effect of weak economic conditions on our client base and lower tax withholdings for client employees resulting from the American Recovery and Reinvestment Act of 2009 (the "economic stimulus package"). In the second half of fiscal 2010, the impact of these factors was partially offset by increases in state unemployment insurance rates for the 2010 calendar year. The economic stimulus package went into effect in April 2009, and its impact on year-over-year comparisons of average invested balances has abated in the fourth quarter of fiscal 2010. This factor, along with the increases in state unemployment insurance rates, resulted in average invested balances for funds held for clients growing 3% for the fourth quarter of fiscal 2010 compared to the same period in fiscal 2009.

Refer to the "Market Risk Factors" section, contained in Item 7A of this Form 10-K, for more information on changing interest rates.

Combined operating and SG&A expenses: The following table summarizes total combined operating and selling, general and administrative ("SG&A") expenses for fiscal years:

In millions	2010	Change	2009	Change	2008
Compensation-related expenses	$ 829.3	(1)%	$ 835.1	4%	$ 804.7
Stock-based compensation costs	25.6	—	25.7	1%	25.4
Facilities expenses	60.4	1%	59.6	4%	57.4
Depreciation of property and equipment	64.6	1%	64.0	4%	61.4
Amortization of intangible assets	21.9	—	21.8	13%	19.2
Other expenses	255.5	(6)%	271.4	1%	269.9
	1,257.3	(2)%	1,277.6	3%	1,238.0
Expense charge to increase the litigation reserve	18.7	100%	—	—	—
Total operating and SG&A expenses	$1,276.0	—	$1,277.6	3%	$1,238.0

During fiscal 2010, we recorded an expense charge of $18.7 million to increase our litigation reserve. Refer to Note L of the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K, for additional information on legal matters.

Excluding the expense charge to increase the litigation reserve, combined operating and SG&A expenses decreased 2% for fiscal 2010 and increased 3% for fiscal 2009. The decline for fiscal 2010 was generated from cost control measures and lower headcount, offset slightly by costs related to continued investment in our sales force, customer service, and technological infrastructure. In fiscal 2010, we had a freeze on salary increases and made no matching contributions to our 401(k) plan. We reinstituted salary increases beginning March 1, 2010, but the freeze saved us approximately $15.0 million for fiscal 2010. As of May 31, 2010, no decision had been made on the reinstatement of the 401(k) match, although we saved approximately $15.0 million for fiscal 2010 from its suspension. The increase for fiscal 2009 was primarily due to increases in personnel, though at a slower pace than prior years, and other costs related to selling and retaining clients and promoting new services. As of May 31, 2010, we had approximately 12,200 employees compared with approximately 12,500 employees as of May 31, 2009 and 12,200 employees as of May 31, 2008.

Depreciation expense is primarily related to buildings, furniture and fixtures, data processing equipment, and software. Increases in depreciation expense were due to capital expenditures as we invested in technology and continued to grow our business. Amortization of intangible assets is primarily related to client list acquisitions, which are amortized using either straight-line or accelerated methods. The increase in amortization in fiscal 2009 was a result of intangibles from acquisitions and client list acquisitions. Other expenses include items such as delivery, forms and supplies, communications, travel and entertainment, professional services, and other costs incurred to support our business.

Operating income: Operating income declined 10% and 3% for fiscal 2010 and fiscal 2009, respectively. The fluctuations in operating income were attributable to the factors previously discussed.

Operating income, net of certain items, is as follows for fiscal years:

In millions	2010	Change	2009	Change	2008
Operating income	$724.8	(10)%	$805.2	(3)%	$ 828.3
Excluding:					
Interest on funds held for clients	(55.0)	(27)%	(75.5)	(43)%	(131.8)
Expense charge to increase the litigation reserve	18.7	100%	—	—	—
Operating income, net of certain items	$688.5	(6)%	$729.7	5%	$ 696.5

Refer to the previous discussion of operating income, net of certain items, in the "Non-GAAP Financial Measure" section on page 14.

Investment income, net: Investment income, net, primarily represents earnings from our cash and cash equivalents and investments in available-for-sale securities. Investment income does not include interest on funds held for clients, which is included in total revenue. The decrease of 34% in investment income for fiscal 2010 compared to fiscal 2009 was the result of lower average interest rates earned offset somewhat by higher average investment balances resulting from investment of cash generated from operations. The decrease of 74% in investment income for fiscal 2009 compared with fiscal 2008 was primarily due to lower average interest rates earned and lower average investment balances attributed to funding the stock repurchase program, which was completed in December 2007.

Income taxes: Our effective income tax rate was 34.6% for fiscal 2010, compared with 34.3% for fiscal 2009, and 32.6% for fiscal 2008. The increase in our effective income tax rate for fiscal 2010 was primarily the result of higher state income tax rates from state legislative changes. The increase in the effective income tax rate for fiscal 2009 was primarily the result of lower levels of tax-exempt income derived from municipal debt securities in the funds held for clients and corporate investment portfolios. Refer to Note H of the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K, for additional disclosures on income taxes.

Net income and earnings per share: Net income decreased 11% for fiscal 2010 and 7% for fiscal 2009 to $477.0 million and $533.5 million, respectively. Diluted earnings per share decreased 11% for fiscal 2010 and 5% for fiscal 2009 to $1.32 per share and $1.48 per share, respectively. These fluctuations were attributable to the factors previously discussed. In particular, the $18.7 million expense charge to increase the litigation reserve reduced diluted earnings per share by $0.03 per share for fiscal 2010. Combined interest on funds held for clients and corporate investment income for fiscal 2010 decreased 28% or $22.8 million, reducing diluted earnings per share by $0.04 per share. For fiscal 2009, combined interest on funds held for clients and corporate investment income decreased 48% or $76.0 million, reducing diluted earnings per share by $0.14 per share. For fiscal 2009, diluted earnings per share decreased at a lower rate than net income due to a lower number of weighted-average shares outstanding resulting from the stock repurchase program completed in December 2007.

Liquidity and Capital Resources

The volatility in the global financial markets that began in September 2008 curtailed available liquidity and limited investment choices. Despite this macroeconomic environment, our financial position as of May 31, 2010 remained strong with cash and total corporate investments of $656.9 million and no debt. We also believe that our investments as of May 31, 2010 were not other-than-temporarily impaired, nor has any event occurred subsequent to that date that would indicate any other-than-temporary impairment. It is anticipated that cash and total corporate investments as of May 31, 2010, along with projected operating cash flows, are expected to support our normal business operations, capital purchases, and dividend payments for the foreseeable future.

Commitments and Contractual Obligations

Lines of credit: As of May 31, 2010, we had unused borrowing capacity available under four uncommitted, secured, short-term lines of credit at market rates of interest with financial institutions as follows:

Financial institution	Amount available	Expiration date
JP Morgan Chase Bank, N.A.	$350 million	February 2011
Bank of America, N.A.	$250 million	February 2011
PNC Bank, National Association	$150 million	February 2011
Wells Fargo Bank, National Association	$150 million	February 2011

Our credit facilities are evidenced by promissory notes and are secured by separate pledge security agreements by and between Paychex, Inc. and each of the financial institutions (the "Lenders"), pursuant to which we have granted each of the Lenders a security interest in certain of our investment securities accounts. The collateral is maintained in a pooled custody account pursuant to the terms of a control agreement and is to be administered under an intercreditor agreement among the Lenders. Under certain circumstances, individual Lenders may require that collateral be transferred from the pooled account into segregated accounts for the benefit of such individual Lenders.

The primary uses of the lines of credit would be to meet short-term funding requirements related to deposit account overdrafts and client fund obligations arising from electronic payment transactions on behalf of our clients in the ordinary course of business, if necessary. No amounts were outstanding against these lines of credit during fiscal 2010 or as of May 31, 2010.

JP Morgan Chase Bank, N.A. and Bank of America, N.A. are also parties to our irrevocable standby letters of credit, which arrangements are discussed below.

Letters of credit: As of May 31, 2010, we had irrevocable standby letters of credit outstanding totaling $50.3 million, required to secure commitments for certain of our insurance policies. The letters of credit expire at various dates between July 2010 and May 2011, and are collateralized by securities held in our investment portfolios. No amounts were outstanding on these letters of credit during fiscal 2010 or as of May 31, 2010. Subsequent to May 31, 2010, the letter of credit expiring in July 2010 was renewed and will expire in July 2011.

Other commitments: We have entered into various operating leases and purchase obligations that, under GAAP, are not reflected on the Consolidated Balance Sheets as of May 31, 2010. The table below summarizes our estimated annual payment obligations under these commitments as of May 31, 2010:

	Payments due by period				
In millions	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
Operating leases[1]	$147.9	$41.4	$59.8	$32.1	$14.6
Purchase obligations[2]	73.0	46.2	23.6	2.3	0.9
Total	$220.9	$87.6	$83.4	$34.4	$15.5

(1) Operating leases are primarily for office space and equipment used in our branch operations.

(2) Purchase obligations include our estimate of the minimum outstanding commitments under purchase orders to buy goods and services and legally binding contractual arrangements with future payment obligations. Included in the total purchase obligations is $8.9 million of commitments to purchase capital assets. Amounts actually paid under certain of these arrangements may be higher due to variable components of these agreements.

The liability for uncertain tax positions was approximately $27.5 million as of May 31, 2010. Refer to Note H of the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K, for more information on income taxes. We are not able to reasonably estimate the timing of future cash flows related to this liability and have excluded it from the table above. We are currently under a state income tax audit for the years ended May 31, 2004 through 2007. The examination phase of the audit is ongoing and we have received a summary of proposed audit adjustments. It is not possible for us to reasonably estimate the impact, if any, if resolution of these proposed adjustments is ultimately unfavorable to us.

Certain deferred compensation plan obligations and other long-term liabilities amounting to $46.9 million are excluded from the table above because the timing of actual payments cannot be specifically or reasonably determined due to the variability in assumptions required to project the timing of future payments.

Advantage Payroll Services Inc. ("Advantage") has license agreements with independently owned associate offices ("Associates"), which are responsible for selling and marketing Advantage payroll services and performing certain operational functions, while Paychex and Advantage provide all centralized back-office payroll processing and payroll tax administration services. Under these arrangements, Advantage pays the Associates commissions based on processing activity for the related clients. When we acquired Advantage, there were fifteen Associates. Over the past few years, some arrangements with various Associates have been discontinued, and there are currently fewer than ten Associates. Since the actual amounts of future payments are uncertain, obligations under these arrangements are not included in the table above. Commission expense for the Associates for fiscal years 2010, 2009, and 2008 was $9.9 million, $12.3 million, and $15.3 million, respectively.

We guarantee performance of service on annual maintenance contracts for clients who financed their service contracts through a third party. In the normal course of business, we make representations and warranties that guarantee the performance of services under service arrangements with clients. Historically, there have been no material losses related to such guarantees. In addition, we have entered into indemnification agreements with our officers and directors, which require us to defend and, if necessary, indemnify these individuals for certain pending or future legal claims as they relate to their services provided to us.

We currently self-insure the deductible portion of various insured exposures under certain employee benefit plans. Our estimated loss exposure under these insurance arrangements is recorded in other current liabilities on our Consolidated Balance Sheets. Historically, the amounts accrued have not been material. We also maintain insurance coverage in addition to our purchased primary insurance policies for gap coverage for employment practices liability, errors and omissions, warranty liability, and acts of terrorism; and capacity for deductibles and self-insured retentions through our captive insurance company.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions with unconsolidated entities such as special purpose entities or structured finance entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. We do maintain investments as a limited partner in low-income housing projects that are not considered part of our ongoing operations. These investments are accounted for under the equity method of accounting and are less than 1% of our total assets as of May 31, 2010.

Operating Cash Flow Activities

	Year ended May 31,		
In millions	**2010**	**2009**	**2008**
Net income	$477.0	$533.5	$576.1
Non-cash adjustments to net income	161.3	134.4	125.4
Cash (used in)/provided by changes in operating assets and liabilities	(27.4)	20.9	23.2
Net cash provided by operating activities	$610.9	$688.8	$724.7

The decrease in our operating cash flows for fiscal 2010 related primarily to lower net income adjusted for non-cash items and changes in operating assets and liabilities. The increase in non-cash adjustments to net income in fiscal 2010 is primarily due to the $18.7 million expense charge to increase the litigation reserve, partially offset by the related increase in deferred tax benefit. The decrease in our operating cash flows for fiscal 2009 was attributable to lower net income. The increase in non-cash adjustments to net income in fiscal 2009 is primarily due to higher depreciation and amortization on property and equipment and intangible assets. The fluctuations in our operating assets and liabilities between periods for both fiscal 2010 and fiscal 2009 were primarily related to the timing of collections from clients and payments for compensation, PEO payroll, income tax, and other liabilities.

Investing Cash Flow Activities

	Year ended May 31,		
In millions	**2010**	**2009**	**2008**
Net change in funds held for clients and corporate investment activities	$(341.2)	$491.4	$1,067.3
Purchases of property and equipment, net of proceeds from the sale of property and equipment	(61.3)	(64.1)	(81.6)
Sale/(acquisition) of businesses	13.1	(6.4)	(32.9)
Purchases of other assets	(11.9)	(16.4)	(19.6)
Net cash (used in)/provided by investing activities	$(401.3)	$404.5	$ 933.2

Funds held for clients and corporate investments: Funds held for clients consist of short-term funds and available-for-sale securities. Corporate investments are primarily comprised of available-for-sale securities. The portfolio of funds held for clients and corporate investments is detailed in Note D of the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K.

The fluctuations in the net change in funds held for clients and corporate investment activities reflect the changing mix of investments. As a result of volatility in the financial markets, in September 2008 we divested of any VRDN securities held and began to utilize U.S. agency discount notes as our primary short-term investment vehicle. U.S. agency discount notes are cash equivalents. VRDNs, although priced and traded as short-term securities, are classified as available-for-sale securities and the cash paid and proceeds received for these securities are included in investing activities. As a result of the divestiture, the proceeds from sales of available-for-sale securities exceeded the purchases of available-for-sale securities in fiscal 2009. Much of these proceeds were held as cash equivalents in the funds held for clients portfolio. In November 2009, we began to again invest in select A-1/P-1-rated VRDNs, although at considerably lower levels than in the prior year. We utilized some of our cash equivalents to purchase these VRDNs, and in fiscal 2010 these purchases of available-for-sale securities were in excess of funds received from any sales of available-for-sale securities. Also in fiscal 2010, more corporate funds have been invested in longer-term municipal bonds. There is a significant decline in net cash received from changes in funds held for clients and corporate investment activities in fiscal 2009 compared to fiscal 2008 related to proceeds from sales of available-for-sale securities in fiscal 2008 that were not reinvested as part of the funding of the $1.0 billion stock repurchase program completed in December 2007.

In general, fluctuations in net funds held for clients and corporate investment activities primarily relate to timing of purchases, sales, or maturities of investments. The amount of funds held for clients will vary based upon the timing of collecting client funds, and the related remittance of funds to applicable tax or regulatory agencies for payroll tax administration services and to employees of clients utilizing employee payment services. Additional discussion of interest rates and related risks is included in the "Market Risk Factors" section, contained in Item 7A of this Form 10-K.

Purchases of long-lived assets: To support our continued client and ancillary product growth, purchases of property and equipment were made for data processing equipment and software, and for the expansion and upgrade of various operating facilities. During fiscal 2010, fiscal 2009, and fiscal 2008, we purchased approximately $3.2 million, $4.5 million, and $4.4 million, respectively, of data processing equipment and software from EMC Corporation. The Chairman, President, and Chief Executive Officer of EMC Corporation is a member of our Board of Directors (the "Board").

During fiscal 2010, we received $13.1 million from the sale of Stromberg, an immaterial component of the Company. During fiscal 2009 and fiscal 2008, we paid $6.4 million and $32.9 million, respectively, related to acquisitions of businesses. The acquisitions in fiscal 2008 related mainly to employee benefits products. The purchases of other assets were for customer lists.

Financing Cash Flow Activities

In millions, except per share amounts	Year ended May 31, 2010	2009	2008
Net change in client fund obligations	$ 42.3	$(346.0)	$ (198.7)
Repurchases of common stock	—	—	(1,000.0)
Dividends paid	(448.6)	(447.7)	(442.1)
Proceeds from and excess tax benefit related to exercise of stock options	8.2	9.0	67.8
Net cash used in financing activities	$(398.1)	$(784.7)	$(1,573.0)
Cash dividends per common share	$ 1.24	$ 1.24	$ 1.20

Net change in client fund obligations: The client fund obligations liability will vary based on the timing of collecting client funds, and the related required remittance of funds to applicable tax or regulatory agencies for payroll tax administration services and to employees of clients utilizing employee payment services. Collections from clients are typically remitted from one to 30 days after receipt, with some items extending to 90 days. As a result of May 31, 2010 being a Federal holiday, client fund obligations were higher as collections were made on Friday, May 28, 2010 that were not remitted to client employees and tax or regulatory agencies until June 2010. Also, in fiscal 2010 we have seen an increase in client fund obligations as a result of higher withholdings for state unemployment insurance related to rate increases for the 2010 calendar year.

Repurchases of common stock: We repurchased 23.7 million shares of common stock for a total of $1.0 billion under our stock repurchase program completed in December 2007.

Dividends paid: A quarterly dividend of $0.31 per share was paid to stockholders of record during fiscal 2010 and fiscal 2009. In July 2008, our Board approved a 3% increase in our quarterly dividend payment to $0.31 per share from $0.30 per share. The dividends paid as a percentage of net income totaled 94%, 84%, and 77% for fiscal 2010, fiscal 2009, and fiscal 2008, respectively. The payment of future dividends is dependent on our future earnings and cash flow and is subject to the discretion of our Board.

Exercise of stock options: Proceeds from and excess tax benefit related to exercise of stock options decreased for fiscal 2010 and for fiscal 2009 as compared to the respective prior years. Common shares acquired through exercise of stock options were 0.4 million shares for each of fiscal 2010 and fiscal 2009 and 2.0 million shares for fiscal 2008. Refer to Note B to the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K, for additional disclosures on our stock-based compensation incentive plans.

Other

Recently adopted accounting pronouncements: Refer to Note A of the Notes to Consolidated Financial Statements for a discussion of recently adopted accounting pronouncements.

Recently issued accounting pronouncements: At this time, we do not anticipate that recently issued accounting guidance that has not yet been adopted will have a material impact on our Consolidated Financial Statements. Refer to Note A of the Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Critical Accounting Policies

Note A of the Notes to Consolidated Financial Statements, contained in Item 8 of this Form 10-K, discusses the significant accounting policies of Paychex, Inc. Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. We base our estimates on historical experience, future expectations, and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates. Certain accounting policies that are deemed critical to our results of operations or financial position are discussed below.

Revenue recognition: Service revenue is recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Certain processing services are provided under annual service arrangements with revenue recognized ratably over the annual service period. Our service revenue is largely attributable to payroll-related processing services where the fee is based on a fixed amount per processing period or a fixed amount per processing period plus a fee per employee or transaction processed. The revenue earned from delivery service for the distribution of certain client payroll checks and reports is included in service revenue, and the costs for delivery are included in operating expenses on the Consolidated Statements of Income.

PEO revenue is included in service revenue and is reported net of direct costs billed and incurred, which include wages, taxes, benefit premiums, and claims of PEO worksite employees. Direct costs billed and incurred were $3.1 billion for fiscal 2010, and $2.6 billion for both fiscal 2009 and fiscal 2008.

Revenue from certain time and attendance solutions is recognized when all of the following are present: persuasive evidence that an arrangement exists, typically a non-cancelable sales order; delivery is complete for the software and hardware; the fee is fixed or determinable and free of contingencies; and collectibility is reasonably assured. Maintenance contracts are generally purchased by our clients in conjunction with their purchase of certain time and attendance solutions. Revenue from these maintenance contracts is recognized ratably over the term of the contract.

In certain situations we allow a client a right of return or refund. We maintain an allowance for returns, which is based on historical data. The allowance is reviewed periodically for adequacy with any adjustment to revenue reflected in our results of operations for the period in which the adjustment is identified.

Interest on funds held for clients is earned primarily on funds that are collected from clients before due dates for payroll tax administration services and for employee payment services, and invested until remittance to the applicable tax or regulatory agencies or client employees. These collections from clients are typically remitted from one to 30 days after receipt, with some items extending to 90 days. The interest earned on these funds is included in total revenue on the Consolidated Statements of Income because the collecting, holding, and remitting of these funds are critical components of providing these services. Interest on funds held for clients also includes net realized gains and losses from the sales of available-for-sale securities.

PEO workers' compensation insurance: Workers' compensation insurance reserves are established to provide for the estimated costs of paying claims underwritten by us. These reserves include estimates for reported losses, plus amounts for those claims incurred but not reported and estimates of certain expenses associated with processing and settling the claims. In establishing the workers' compensation insurance reserves, we use an independent actuarial estimate of undiscounted future cash payments that would be made to settle the claims.

Estimating the ultimate cost of future claims is an uncertain and complex process based upon historical loss experience and actuarial loss projections, and is subject to change due to multiple factors, including economic trends, changes in legal liability law, and damage awards, all of which could materially impact the reserves as reported in the Consolidated Financial Statements. Accordingly, final claim settlements may vary from our present estimates, particularly when those payments may not occur until well into the future.

We regularly review the adequacy of our estimated workers' compensation insurance reserves. Adjustments to previously established reserves are reflected in our results of operations for the period in which the adjustment is identified. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.

Our maximum individual claims liability was $1.0 million under both the fiscal 2010 and fiscal 2009 policies. As of May 31, 2010 and May 31, 2009, we had recorded current liabilities of $5.8 million and $7.9 million, respectively, and long-term liabilities of $20.1 million and $17.9 million, respectively, for workers' compensation claims.

Goodwill and other intangible assets: We have $421.6 million and $433.3 million of goodwill recorded on our Consolidated Balance Sheet as of May 31, 2010 and May 31, 2009, respectively, resulting from acquisitions of businesses. The decrease in goodwill was due to the divestiture in fiscal 2010 of Stromberg, an immaterial component of the Company.

Goodwill is not amortized, but instead tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change in a way to indicate that there has been a potential decline in the fair value of the reporting unit. Impairment is determined by comparing the estimated fair value of the reporting unit to its carrying amount, including goodwill. Our business is largely homogeneous and, as a result, substantially all of the goodwill is associated with one reporting unit. We perform our annual impairment testing in our fiscal fourth quarter. Based on the results of our reviews, no impairment loss was recognized in the results of operations for fiscal 2010 or fiscal 2009. Subsequent to this review, there have been no events or circumstances that indicate any potential impairment of our goodwill balance.

We also test intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Stock-based compensation costs: All stock-based awards to employees, including grants of stock options, are recognized as compensation costs in our Consolidated Financial Statements based on their fair values measured as of the date of grant. We estimate the fair value of stock option grants using a Black-Scholes option pricing model. This model requires various assumptions as inputs including expected volatility of the Paychex stock price and expected option life. We estimate volatility based on a combination of historical volatility using weekly stock prices over a period equal to the expected option life and implied market volatility. Expected option life is estimated based on historical exercise behavior.

We are required to estimate forfeitures and only record compensation costs for those awards that are expected to vest. Our assumptions for forfeitures were determined based on type of award and historical experience. Forfeiture assumptions are adjusted at the point in time a significant change is identified with any adjustment recorded in the period of change, and the final adjustment at the end of the requisite service period to equal actual forfeitures.

The assumptions of volatility, expected option life, and forfeitures all require significant judgment and are subject to change in the future due to factors such as employee exercise behavior, stock price trends, and changes to type or provisions of stock-based awards. Any change in one or more of these assumptions could have a material impact on the estimated fair value of an award and on stock-based compensation costs recognized in our results of operations.

We have determined that the Black-Scholes option pricing model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of stock option grants. We periodically reassess our assumptions as well as our choice of valuation model, and will reconsider use of this model if additional information becomes available in the future indicating that another model would provide a more accurate estimate of fair value, or if characteristics of future grants would warrant such a change.

Income taxes: We account for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Consolidated Financial Statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We record a deferred tax asset related to the stock-based compensation costs recognized for certain stock-based awards. At the time of exercise of non-qualified stock options or vesting of stock awards, we account for the resulting tax deduction by reducing our accrued income tax liability with an offset to the deferred tax asset and any excess tax benefit increasing additional paid-in capital. We currently have a sufficient pool of excess tax benefits in additional paid-in capital to absorb any deficient tax benefits related to stock-based awards.

We maintain a reserve for uncertain tax positions. We evaluate tax positions taken or expected to be taken in a tax return for recognition in our Consolidated Financial Statements. Prior to recording the related tax benefit in our Consolidated Financial Statements, we must conclude that tax positions must be "more likely than not" to be sustained, assuming those positions will be examined by taxing authorities with full knowledge of all relevant information. The benefit recognized in our Consolidated Financial Statements is the amount we expect to realize after examination by taxing authorities. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment, and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes and in determining the expected benefit. A change in the assessment of the "more likely than not" standard could materially impact our results of operations or financial position. Our reserve for uncertain tax positions was $27.5 million as of May 31, 2010 and $25.7 million as of May 31, 2009. Refer to Note H of the Notes to Consolidated Financial Statements for further discussion of our reserve for uncertain tax positions.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk Factors

Changes in interest rates and interest rate risk: Funds held for clients are primarily comprised of short-term funds and available-for-sale securities. Corporate investments are primarily comprised of available-for-sale securities. As a result of our operating and investing activities, we are exposed to changes in interest rates that may materially affect our results of operations and financial position. Changes in interest rates will impact the earnings potential of future investments and will cause fluctuations in the fair value of our longer-term available-for-sale securities. We follow a conservative investment strategy of optimizing liquidity and protecting principal. We invest primarily in high credit quality securities with AAA and AA ratings and short-term securities with A-1/P-1 ratings. We limit the amounts that can be invested in any single issuer and invest in short- to intermediate-term instruments whose fair value is less sensitive to interest rate changes. We manage the available-for-sale securities to a benchmark duration of two and one-half to three years. All investments held as of May 31, 2010 are traded in active markets.

Since September 2008, our primary short-term investment vehicle has been U.S. agency discount notes. In September 2008, we sold all of our holdings of VRDNs and prime money market funds as a result of turmoil in the related markets. No losses were recognized on those sales. The proceeds from the sales of these investments were reinvested in U.S. agency discount notes. Since then, we have seen gradual improvement in liquidity in certain money market sectors, and starting in November 2009 we began to invest in select A-1/P-1-rated VRDNs. During fiscal 2010, we earned an after-tax rate of approximately 0.21% for VRDNs compared to approximately 0.07% for U.S. agency discount notes. We have no exposure to high-risk or illiquid investments such as auction rate securities, sub-prime mortgage securities, asset-backed securities or asset-backed commercial paper, collateralized debt obligations, enhanced cash or cash plus mutual funds, or structured investment vehicles (SIVs). We have not and do not utilize derivative financial instruments to manage our interest rate risk.

During fiscal 2010, the average interest rate earned on our combined funds held for clients and corporate investment portfolios was 1.5%, compared with 2.1% for fiscal 2009 and 3.7% for fiscal 2008. With the turmoil in the financial markets, our conservative investment strategy has translated to significantly lower yields on high quality instruments. When interest rates are falling, the full impact of lower interest rates will not immediately be reflected in net income due to the interaction of short- and long-term interest rate changes. During a falling interest rate environment, the decreases in interest rates decrease earnings from our short-term investments, and over time decrease earnings from our longer-term available-for-sale securities. Earnings from the available-for-sale securities, which as of May 31, 2010 had an average duration of 2.5 years, would not reflect decreases in interest rates until the investments are sold or mature and the proceeds are reinvested at lower rates. In the next twelve months, slightly over 15% of our available-for-sale portfolio will mature, and it is currently anticipated that these proceeds will be reinvested at a lower average interest rate of approximately 1.0%.

The amortized cost and fair value of available-for-sale securities that had stated maturities as of May 31, 2010 are shown below by contractual maturity. Expected maturities can differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

In millions	May 31, 2010 Amortized cost	May 31, 2010 Fair value
Maturity date:		
Due in one year or less	$ 320.3	$ 324.0
Due after one year through three years	756.3	783.1
Due after three years through five years	499.5	526.1
Due after five years	509.1	518.6
Total	$2,085.2	$2,151.8

VRDNs are primarily categorized as due after five years in the table above as the contractual maturities on these securities are typically 20 to 30 years. Although these securities are issued as long-term securities, they are priced and traded as short-term instruments because of the liquidity provided through the tender feature.

The following table summarizes the changes in the Federal Funds rate over the past three fiscal years:

	2010	2009	2008
Federal Funds rate — beginning of fiscal year	0.25%	2.00%	5.25%
Rate decrease:			
First quarter	—	—	—
Second quarter	—	(1.00)	(0.75)
Third quarter	—	(0.75)	(1.50)
Fourth quarter	—	—	(1.00)
Federal Funds rate — end of fiscal year(1)	0.25%	0.25%	2.00%
Three-year "AAA" municipal securities yields — end of fiscal year	0.99%	1.35%	2.65%

(1) The Federal Funds rate was a range of zero to 0.25% as of May 31, 2010 and May 31, 2009.

Calculating the future effects of changing interest rates involves many factors. These factors include, but are not limited to:

- daily interest rate changes;
- seasonal variations in investment balances;
- actual duration of short-term and available-for-sale securities;
- the proportional mix of taxable and tax-exempt investments;
- changes in tax-exempt municipal rates versus taxable investment rates, which are not synchronized or simultaneous; and
- financial market volatility and the resulting effect on benchmark and other indexing interest rates.

Subject to these factors and under normal financial market conditions, a 25-basis-point change in taxable interest rates generally affects our tax-exempt interest rates by approximately 17 basis points.

Our total investment portfolio (funds held for clients and corporate investments) averaged approximately $3.8 billion for fiscal 2010. Our anticipated allocation is approximately 50% invested in short-term securities and available-for-sale securities with an average duration of less than 30 days, and 50% invested in available-for-sale securities with an average duration of two and one-half to three years.

The combined funds held for clients and corporate available-for-sale securities reflected a net unrealized gain of $66.6 million as of May 31, 2010, compared with a net unrealized gain of $66.7 million as of May 31, 2009. During fiscal 2010, the net unrealized gain on our investment portfolios ranged from $55.1 million to $82.4 million. During fiscal 2009, the investment portfolios ranged from a net unrealized loss of $15.2 million to a net unrealized gain of $86.6 million. The net unrealized gain of our investment portfolios was approximately $71.9 million as of July 12, 2010.

As of May 31, 2010 and May 31, 2009, we had $2.2 billion and $1.8 billion, respectively, invested in available-for-sale securities at fair value. The weighted-average yield-to-maturity was 2.9% and 3.3% as of May 31, 2010 and May 31, 2009, respectively. The weighted-average yield-to-maturity excludes available-for-sale securities tied to short-term interest rates such as the VRDNs held as of May 31, 2010. We held no VRDNs as of May 31, 2009. Assuming a hypothetical decrease in both short-term and longer-term interest rates of 25 basis points, the resulting potential increase in fair value for our portfolio of available-for-sale securities as of May 31, 2010, would be approximately $12.0 million. Conversely, a corresponding increase in interest rates would result in a comparable decrease in fair value. This hypothetical increase or decrease in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with an offsetting amount recorded in stockholders' equity. These fluctuations in fair value would have no related or immediate impact on the results of operations, unless any declines in fair value were considered to be other-than-temporary and an impairment loss recognized.

Credit risk: We are exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. We regularly review our investment portfolios to determine if any investment is other-than-temporarily impaired due to changes in credit risk or other potential valuation concerns. We believe that the investments we held as of May 31, 2010 were not other-than-temporarily impaired. While $73.6 million of our available-for-sale securities had fair values that were below amortized cost, we believe that it is probable that the principal and interest will be collected in accordance with the contractual terms, and that the decline in the fair value to $0.4 million below amortized cost was due to changes in interest rates and was not due to increased credit risk or other valuation concerns. All of the securities in an unrealized loss position as of May 31, 2010 and the majority of the securities in an unrealized loss position as of May 31, 2009 held an AA rating or better. We intend to hold these investments until the recovery of their amortized cost basis or maturity, and further believe that it is more likely than not that we will not be required to sell these investments prior to that time. Our assessment that an investment is not other-than-temporarily impaired could change in the future due to new developments or changes in our strategies or assumptions related to any particular investment.

Item 8. ***Financial Statements and Supplementary Data***

TABLE OF CONTENTS

Report on Management's Assessment of Internal Control Over Financial Reporting 32

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over Financial Reporting 33

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements 34

Consolidated Statements of Income for the Years Ended May 31, 2010, 2009, and 2008 35

Consolidated Balance Sheets as of May 31, 2010 and 2009 36

Consolidated Statements of Stockholders' Equity for the Years Ended May 31, 2010, 2009, and 2008 37

Consolidated Statements of Cash Flows for the Years Ended May 31, 2010, 2009, and 2008 38

Notes to Consolidated Financial Statements 39

Schedule II — Valuation and Qualifying Accounts for the Years Ended May 31, 2010, 2009, and 2008 . . . 62

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Paychex, Inc. (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, and careful selection and training of qualified personnel.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of our Company's Board of Directors meets with the independent registered public accounting firm (the "independent accountants"), management, and internal auditors periodically to discuss internal control over financial reporting and auditing and financial reporting matters. The Audit Committee reviews with the independent accountants the scope and results of the audit effort. The Audit Committee also meets periodically with the independent accountants and the chief internal auditor without management present to ensure that the independent accountants and the chief internal auditor have free access to the Audit Committee. The Audit Committee's Report can be found in the Definitive Proxy Statement to be issued in connection with the Company's 2010 Annual Meeting of Stockholders.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework." Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of May 31, 2010.

The Company's independent accountants, Ernst & Young LLP, an independent registered public accounting firm, are appointed by its Audit Committee. Ernst & Young LLP has audited and reported on the Consolidated Financial Statements of Paychex, Inc. and the effectiveness of the Company's internal control over financial reporting. The reports of the independent accountants are contained in this Annual Report on Form 10-K.

/s/ Jonathan J. Judge

Jonathan J. Judge
President and Chief Executive Officer

/s/ John M. Morphy

John M. Morphy
Senior Vice President, Chief Financial Officer, and Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee of the Board of Directors
and the Stockholders of Paychex, Inc.

We have audited Paychex Inc.'s internal control over financial reporting as of May 31, 2010, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Paychex Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Paychex, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of May 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2010 of Paychex, Inc., and our report dated July 16, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
July 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of the Board of Directors
and the Stockholders of Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. as of May 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(1). These financial statements and schedule are the responsibility of Paychex, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. at May 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Paychex, Inc.'s internal control over financial reporting as of May 31, 2010, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
July 16, 2010

PAYCHEX, INC.

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts

Year ended May 31,	2010	2009	2008
Revenue:			
Service revenue	$1,945,789	$2,007,305	$1,934,536
Interest on funds held for clients	55,031	75,454	131,787
Total revenue	**$2,000,820**	**$2,082,759**	**$2,066,323**
Expenses:			
Operating expenses	653,585	680,518	660,735
Selling, general and administrative expenses	622,440	597,041	577,321
Total expenses	**1,276,025**	**1,277,559**	**1,238,056**
Operating income	**724,795**	**805,200**	**828,267**
Investment income, net	4,513	6,875	26,548
Income before income taxes	**729,308**	**812,075**	**854,815**
Income taxes	252,309	278,530	278,670
Net income	**$ 476,999**	**$ 533,545**	**$ 576,145**
Basic earnings per share	**$ 1.32**	**$ 1.48**	**$ 1.56**
Diluted earnings per share	**$ 1.32**	**$ 1.48**	**$ 1.56**
Weighted-average common shares outstanding	**361,359**	**360,783**	**368,420**
Weighted-average common shares outstanding, assuming dilution	**361,728**	**360,985**	**369,528**
Cash dividends per common share	**$ 1.24**	**$ 1.24**	**$ 1.20**

See Notes to Consolidated Financial Statements.

PAYCHEX, INC.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amount

As of May 31,	2010	2009
Assets		
Cash and cash equivalents	$ 284,316	$ 472,769
Corporate investments	82,496	19,710
Interest receivable	28,672	27,722
Accounts receivable, net of allowance for doubtful accounts	186,587	177,958
Deferred income taxes	3,799	10,180
Prepaid income taxes	6,653	2,198
Prepaid expenses and other current assets	25,540	27,913
Current assets before funds held for clients	**618,063**	**738,450**
Funds held for clients	3,541,054	3,501,376
Total current assets	**4,159,117**	**4,239,826**
Long-term corporate investments	290,106	82,234
Property and equipment, net of accumulated depreciation	267,583	274,530
Intangible assets, net of accumulated amortization	63,262	76,641
Goodwill	421,559	433,316
Deferred income taxes	21,080	16,487
Other long-term assets	3,592	4,381
Total assets	**$5,226,299**	**$5,127,415**
Liabilities		
Accounts payable	$ 37,305	$ 37,334
Accrued compensation and related items	163,219	135,064
Deferred revenue	3,447	9,542
Deferred income taxes	17,005	17,159
Litigation reserve	—	20,411
Other current liabilities	41,225	44,704
Current liabilities before client fund obligations	**262,201**	**264,214**
Client fund obligations	3,479,977	3,437,679
Total current liabilities	**3,742,178**	**3,701,893**
Accrued income taxes	27,468	25,730
Deferred income taxes	7,803	12,773
Other long-term liabilities	46,871	45,541
Total liabilities	**3,824,320**	**3,785,937**
Commitments and contingencies — Note L		
Stockholders' equity		
Common stock, $0.01 par value; Authorized: 600,000 shares; Issued and outstanding: 361,463 shares as of May 31, 2010, and 360,976 shares as of May 31, 2009, respectively	3,615	3,610
Additional paid-in capital	499,665	466,427
Retained earnings	856,290	829,501
Accumulated other comprehensive income	42,409	41,940
Total stockholders' equity	**1,401,979**	**1,341,478**
Total liabilities and stockholders' equity	**$5,226,299**	**$5,127,415**

See Notes to Consolidated Financial Statements.

PAYCHEX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total
	Shares	Amount				
Balance as of May 31, 2007	**382,151**	**$3,822**	**$362,982**	**$1,595,105**	**$ (9,661)**	**$1,952,248**
Net income				576,145		576,145
Unrealized gains on securities, net of tax					25,708	25,708
Total comprehensive income						601,853
Common shares repurchased	(23,658)	(237)	(24,395)	(975,367)		(999,999)
Cash dividends declared				(442,146)		(442,146)
Stock-based compensation			25,535			25,535
Stock-based award transactions	2,007	20	67,517			67,537
Cumulative effect of accounting change for uncertain tax positions				(8,386)		(8,386)
Balance as of May 31, 2008	**360,500**	**3,605**	**431,639**	**745,351**	**16,047**	**1,196,642**
Net income				533,545		533,545
Unrealized gains on securities, net of tax					25,893	25,893
Total comprehensive income						559,438
Cash dividends declared				(447,732)		(447,732)
Stock-based compensation			25,827			25,827
Stock-based award transactions	476	5	8,961	(1,663)		7,303
Balance as of May 31, 2009	**360,976**	**3,610**	**466,427**	**829,501**	**41,940**	**1,341,478**
Net income				476,999		476,999
Unrealized gains on securities, net of tax					469	469
Total comprehensive income						477,468
Cash dividends declared				(448,558)		(448,558)
Stock-based compensation			25,716			25,716
Stock-based award transactions	487	5	7,522	(1,652)		5,875
Balance as of May 31, 2010	**361,463**	**$3,615**	**$499,665**	**$ 856,290**	**$42,409**	**$1,401,979**

See Notes to Consolidated Financial Statements.

PAYCHEX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Year ended May 31,	2010	2009	2008
Operating activities			
Net income	$ 476,999	$ 533,545	$ 576,145
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization on property and equipment and intangible assets	86,445	85,772	80,614
Amortization of premiums and discounts on available-for-sale securities	35,048	22,956	19,033
Stock-based compensation costs	25,580	25,707	25,434
(Benefit)/provision for deferred income taxes	(3,856)	(1,866)	3,713
Provision for allowance for doubtful accounts	2,631	2,910	3,044
Provision for litigation reserve	18,700	—	—
Net realized gains on sales of available-for-sale securities	(3,232)	(1,135)	(6,450)
Changes in operating assets and liabilities:			
Interest receivable	(950)	6,713	19,189
Accounts receivable	(10,190)	3,818	(800)
Prepaid expenses and other current assets	(2,570)	8,356	(5,080)
Accounts payable and other current liabilities	(15,003)	(10,049)	2,715
Net change in other assets and liabilities	1,321	12,044	7,112
Net cash provided by operating activities	**610,923**	**688,771**	**724,669**
Investing activities			
Purchases of available-for-sale securities	(1,554,950)	(16,365,721)	(79,919,857)
Proceeds from sales and maturities of available-for-sale securities	1,152,019	17,958,518	81,568,872
Net change in funds held for clients' money market securities and other cash equivalents	61,733	(1,101,371)	(581,738)
Purchases of property and equipment	(61,262)	(64,709)	(82,289)
Proceeds from sale of property and equipment	—	618	716
Acquisition of businesses, net of cash acquired	—	(6,466)	(32,940)
Proceeds from sale of business	13,050	—	—
Purchases of other assets	(11,912)	(16,407)	(19,599)
Net cash (used in)/provided by investing activities	**(401,322)**	**404,462**	**933,165**
Financing activities			
Net change in client fund obligations	42,298	(346,002)	(198,649)
Repurchases of common stock	—	—	(999,999)
Dividends paid	(448,558)	(447,732)	(442,146)
Proceeds from and excess tax benefit related to exercise of stock options	8,206	9,033	67,844
Net cash used in financing activities	**(398,054)**	**(784,701)**	**(1,572,950)**
(Decrease)/increase in cash and cash equivalents	**(188,453)**	**308,532**	**84,884**
Cash and cash equivalents, beginning of fiscal year	472,769	164,237	79,353
Cash and cash equivalents, end of fiscal year	**$ 284,316**	**$ 472,769**	**$ 164,237**

See Notes to Consolidated Financial Statements.

Note A — Description of Business and Significant Accounting Policies

Description of business: Paychex, Inc. and its wholly owned subsidiaries (the "Company" or "Paychex") is a leading provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses in the United States ("U.S."). The Company also has a subsidiary in Germany.

Paychex, a Delaware corporation formed in 1979, reports as one segment. Substantially all of the Company's revenue is generated within the U.S. The Company also generates revenue within Germany, which was less than one percent of its total revenue for each of the years ended May 31, 2010 ("fiscal 2010"), 2009 ("fiscal 2009"), and 2008 ("fiscal 2008"). Long-lived assets in Germany are insignificant in relation to total long-lived assets of the Company as of May 31, 2010 and May 31, 2009.

Total revenue is comprised of service revenue and interest on funds held for clients. Service revenue is comprised of the Payroll and Human Resource Services portfolios of services and products. Payroll service revenue is earned primarily from payroll processing, payroll tax administration services, employee payment services, and other ancillary services. Payroll processing services include the calculation, preparation, and delivery of employee payroll checks; production of internal accounting records and management reports; preparation of federal, state, and local payroll tax returns; and collection and remittance of clients' payroll obligations.

In connection with the automated payroll tax administration services, the Company electronically collects payroll taxes from clients' bank accounts, typically on payday, prepares and files the applicable tax returns, and remits taxes to the applicable tax or regulatory agencies on the respective due dates. These taxes are typically paid between one and 30 days after receipt of collections from clients, with some items extending to 90 days. The Company handles regulatory correspondence, amendments, and penalty and interest disputes, and is subject to cash penalties imposed by tax or regulatory agencies for late filings and late or under payment of taxes. With employee payment services, employers are offered the option of paying their employees by direct deposit, payroll debit card, a check drawn on a Paychex account (Readychex®), or a check drawn on the employer's account and electronically signed by Paychex. For the first three methods, Paychex electronically collects net payroll from the clients' bank account, typically one business day before payday, and provides payment to the employee on payday.

In addition to service fees paid by clients, the Company earns interest on funds held for clients that are collected before due dates and invested until remittance to the applicable tax or regulatory agencies or client employees. The funds held for clients and related client fund obligations are included in the Consolidated Balance Sheets as current assets and current liabilities. The amount of funds held for clients and related client fund obligations varies significantly during the year.

The Human Resource Services portfolio of services and products provides small- to medium-sized businesses with retirement services administration, insurance services, eServices, and other human resource services and products. Paychex HR Solutions is available as an administrative services organization ("ASO") and a professional employer organization ("PEO"). Both options provide a combined package of services that include payroll, employer compliance, human resource and employee benefits administration, risk management outsourcing, and the on-site availability of a professionally trained human resource services representative. These comprehensive bundles of services are designed to make it easier for businesses to manage their payroll and related benefits costs while providing a benefits package equal to that of larger companies. The PEO differs from the ASO in that Paychex serves as a co-employer of the clients' employees, assumes the risks and rewards of workers' compensation insurance, and provides more sophisticated health care offerings to PEO clients. PEO services are sold through the Company's registered and licensed subsidiary, Paychex Business Solutions, Inc.

Basis of presentation: The Consolidated Financial Statements include the accounts of Paychex, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.

Cash and cash equivalents: Cash and cash equivalents consist of available cash, money market securities, U.S. agency discount notes, and other investments with a maturity of three months or less as of the balance sheet date.

Accounts receivable, net of allowance for doubtful accounts: Accounts receivable balances are shown on the Consolidated Balance Sheets net of the allowance for doubtful accounts of $1.9 million as of May 31, 2010 and $4.0 million as of May 31, 2009. The decrease in allowance for doubtful accounts from May 31, 2009 was the result of the sale of Paychex Time and Attendance Inc. ("Stromberg"), an immaterial component of the Company. No single client had a material impact on total accounts receivable, service revenue, or results of operations.

Funds held for clients and corporate investments: Marketable securities included in funds held for clients and corporate investments consist primarily of securities classified as available-for-sale and are recorded at fair value obtained from an independent pricing service. The funds held for clients portfolio also includes cash, money market securities, and short-term investments. Unrealized gains and losses, net of applicable income taxes, are reported as comprehensive income in the Consolidated Statements of Stockholders' Equity. Realized gains and losses on the sale of available-for-sale securities are determined by specific identification of the cost basis of each security. On the Consolidated Statements of Income, realized gains and losses from their respective portfolios are included in interest on funds held for clients and investment income, net.

Concentrations: Substantially all of the Company's deposited cash is maintained at two large credit-worthy financial institutions. These deposits may exceed the amount of any insurance provided. All of the Company's deliverable securities are held in custody with one of the two aforementioned financial institutions, for which that institution bears the risk of custodial loss. Non-deliverable securities, primarily time deposits and money market mutual funds, are restricted to credit-worthy financial institutions.

Property and equipment, net of accumulated depreciation: Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of property and equipment using the straight-line method. The estimated useful lives of depreciable assets are generally ten to 35 years or the remaining life, whichever is shorter, for buildings and improvements; two to seven years for data processing equipment; seven years for furniture and fixtures; and ten years or the life of the lease, whichever is shorter, for leasehold improvements. Normal and recurring repair and maintenance costs are charged to expense as incurred. The Company reviews the carrying value of property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Software development and enhancements: Expenditures for software purchases and software developed for internal use are capitalized and depreciated on a straight-line basis over the estimated useful lives, which are generally three to five years, except for substantial changes in the functionality of processing applications, for which the estimated useful life may be longer. For software developed for internal use certain costs are capitalized including external direct costs of materials and services associated with developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with internal-use software projects. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Costs associated with preliminary project stage activities, training, maintenance, and other post-implementation stage activities are expensed as incurred. The carrying value of software and development costs is reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Goodwill and other intangible assets, net of accumulated amortization: The Company has recorded goodwill in connection with the acquisitions of businesses. Goodwill is not amortized, but instead tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change in a way to indicate that there has been a potential decline in the fair value of the reporting unit. Impairment is determined by comparing the estimated fair value of the reporting unit to its carrying amount, including goodwill. The Company's business is largely homogeneous and, as a result, substantially all the goodwill is associated with one reporting unit.

The Company performs its annual impairment testing in its fiscal fourth quarter. Based on the results of the Company's reviews, no impairment loss was recognized in the results of operations for fiscal 2010, fiscal 2009, or fiscal 2008. Subsequent to the latest review, there have been no events or circumstances that indicate any potential impairment of the Company's goodwill balance.

Intangible assets are comprised of client list acquisitions and are reported net of accumulated amortization on the Consolidated Balance Sheets. Intangible assets are amortized over periods generally ranging from five to twelve years using either the straight-line method, an accelerated method, or based on client attrition. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Other long-term assets: Included in other long-term assets is the Company's investment as a limited partner in various low-income housing partnerships. These partnerships were determined to be variable interest entities ("VIEs"). The Company is not the primary beneficiary of these VIEs and, therefore, does not consolidate them in its results of operations or financial position. The investments in these partnerships are accounted for under the equity method of accounting, with the Company's share of partnership losses recorded in investment income, net on the Consolidated Statements of Income. The net investment in these entities recorded on the Consolidated Balance Sheets was $0.6 million as of May 31, 2010 and $1.5 million as of May 31, 2009.

Revenue recognition: Service revenue is recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Certain processing services are provided under annual service arrangements with revenue recognized ratably over the annual service period. The Company's service revenue is largely attributable to payroll-related processing services where the fee is based on a fixed amount per processing period or a fixed amount per processing period plus a fee per employee or transaction processed. The revenue earned from delivery service for the distribution of certain client payroll checks and reports is included in service revenue, and the costs for the delivery are included in operating expenses on the Consolidated Statements of Income.

PEO revenue is included in service revenue and is reported net of direct costs billed and incurred, which include wages, taxes, benefit premiums, and claims of PEO worksite employees. Direct costs billed and incurred were $3.1 billion for fiscal 2010, and $2.6 billion for both fiscal 2009 and fiscal 2008.

Revenue from certain time and attendance solutions is recognized when all of the following are present: persuasive evidence that an arrangement exists, typically a non-cancelable sales order; delivery is complete for the software and hardware; the fee is fixed or determinable and free of contingencies; and collectibility is reasonably assured. Maintenance contracts are generally purchased by the Company's clients in conjunction with their purchase of certain time and attendance solutions. Revenue from these maintenance contracts is recognized ratably over the term of the contract.

In certain situations the Company allows a client a right of return or refund. The Company maintains an allowance for returns, which is based on historical data. The allowance is reviewed periodically for adequacy with any adjustment to revenue reflected in the results of operations for the period in which the adjustment is identified.

Interest on funds held for clients is earned primarily on funds that are collected from clients before due dates for payroll tax administration services and for employee payment services, and invested until remittance to the applicable tax or regulatory agencies or client employees. These collections from clients are typically remitted from one to 30 days after receipt, with some items extending to 90 days. The interest earned on these funds is included in total revenue on the Consolidated Statements of Income because the collecting, holding, and remitting of these funds are critical components of providing these services. Interest on funds held for clients also includes net realized gains and losses from the sales of available-for-sale securities.

Advantage Payroll Services Inc. ("Advantage"), a subsidiary of the Company, has license agreements with independently owned associate offices ("Associates"). The Associates are responsible for selling and marketing

Advantage payroll services and performing certain operational functions. Paychex and Advantage provide all centralized back-office payroll processing and payroll tax administration services for the Associates, including the billing and collection of processing fees and the collection and remittance of payroll and payroll tax funds pursuant to Advantage's service arrangement with Associate customers. The marketing and selling by the Associates is conducted under their respective logos. Commissions earned by the Associates are based on the processing activity for the related clients. Revenue generated from customers as a result of these relationships and commissions paid to Associates are included in the Consolidated Statements of Income as service revenue and selling, general and administrative expense, respectively.

PEO workers' compensation insurance: Workers' compensation insurance reserves are established to provide for the estimated costs of paying claims underwritten by the Company. These reserves include estimates for reported losses, plus amounts for those claims incurred but not reported and estimates of certain expenses associated with processing and settling the claims. In establishing the workers' compensation insurance reserves, the Company uses an independent actuarial estimate of undiscounted future cash payments that would be made to settle the claims.

Estimating the ultimate cost of future claims is an uncertain and complex process based upon historical loss experience and actuarial loss projections, and is subject to change due to multiple factors, including economic trends, changes in legal liability law, and damage awards, all of which could materially impact the reserves as reported in the Consolidated Financial Statements. Accordingly, final claim settlements may vary from the present estimates, particularly when those payments may not occur until well into the future.

The Company regularly reviews the adequacy of its estimated workers' compensation insurance reserves. Adjustments to previously established reserves are reflected in the results of operations for the period in which the adjustment is identified. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.

The Company's maximum individual claims liability was $1.0 million under both its fiscal 2010 and fiscal 2009 policies. As of May 31, 2010 and May 31, 2009, the Company had recorded current liabilities of $5.8 million and $7.9 million, respectively, and long-term liabilities of $20.1 million and $17.9 million, respectively, on its Consolidated Balance Sheets for workers' compensation claims.

Stock-based compensation costs: All stock-based awards to employees, including grants of stock options, are recognized as compensation costs in the Consolidated Financial Statements based on their fair values measured as of the date of grant. The Company estimates the fair value of stock option grants using a Black-Scholes option pricing model. This model requires various assumptions as inputs including expected volatility of the Paychex stock price and expected option life. Volatility is estimated based on a combination of historical volatility using weekly stock prices over a period equal to the expected option life and implied market volatility. Expected option life is estimated based on historical exercise behavior.

The Company is required to estimate forfeitures and only record compensation costs for those awards that are expected to vest. The assumptions for forfeitures were determined based on type of award and historical experience. Forfeiture assumptions are adjusted at the point in time a significant change is identified with any adjustment recorded in the period of change, and the final adjustment at the end of the requisite service period to equal actual forfeitures.

The assumptions of volatility, expected option life, and forfeitures all require significant judgment and are subject to change in the future due to factors such as employee exercise behavior, stock price trends, and changes to type or provisions of stock-based awards. Any change in one or more of these assumptions could have a material impact on the estimated fair value of an award and on stock-based compensation costs recognized in the Company's results of operations.

The Company has determined that the Black-Scholes option pricing model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of stock option grants. The Company periodically reassesses its assumptions as well as its choice of valuation model, and will reconsider use of this model if additional information becomes available in the future indicating that another model would provide a more accurate estimate of fair value, or if characteristics of future grants would warrant such a change.

Refer to Note B of the Notes to Consolidated Financial Statements for further discussion of the Company's stock-based compensation plans.

Income taxes: The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Consolidated Financial Statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company records a deferred tax asset related to the stock-based compensation costs recognized for certain stock-based awards. At the time of the exercise of non-qualified stock options or vesting of stock awards, the Company accounts for the resulting tax deduction by reducing its accrued income tax liability with an offset to the deferred tax asset and any excess tax benefit increasing additional paid-in capital. The Company currently has a sufficient pool of excess tax benefits in additional paid-in capital to absorb any deficient tax benefits related to stock-based awards.

The Company maintains a reserve for uncertain tax positions. The Company evaluates tax positions taken or expected to be taken in a tax return for recognition in its Consolidated Financial Statements. Prior to recording the related tax benefit in the Consolidated Financial Statements, the Company must conclude that tax positions must be "more likely than not" to be sustained, assuming those positions will be examined by taxing authorities with full knowledge of all relevant information. The benefit recognized in the Consolidated Financial Statements is the amount the Company expects to realize after examination by taxing authorities. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment, and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes and in determining the expected benefit. A change in the assessment of the "more likely than not" standard could materially impact the Company's results of operations or financial position. The Company's reserve for uncertain tax positions was $27.5 million as of May 31, 2010 and $25.7 million as of May 31, 2009. Refer to Note H of the Notes to Consolidated Financial Statements for further discussion of the Company's reserve for uncertain tax positions.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenue, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

Recently adopted accounting pronouncements: Effective June 1, 2009, the Company adopted the following Financial Accounting Standards Board ("FASB") authoritative guidance, none of which had a material impact on its Consolidated Financial Statements:

- Revised guidance on business combinations that establishes principles and requirements for recognizing and measuring the identifiable assets acquired (including goodwill), liabilities assumed, and noncontrolling interests, if any, acquired in a business combination. This guidance also requires that acquisition-related costs and costs associated with restructuring or exiting activities of an acquired entity be expensed as incurred;

- Guidance on subsequent events that establishes standards related to accounting for and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements;

- Guidance on determination of the useful life of intangible assets that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset; and

- Updates to authoritative standards that provide additional application guidance and enhance disclosures regarding fair value measurements and impairment of debt securities. Refer to Notes D and E of the Notes to Consolidated Financial Statements for disclosures related to the Company's investments in debt securities and fair value measurements.

Effective September 1, 2009, the Company adopted the following FASB authoritative guidance, which did not have a material impact on its Consolidated Financial Statements:

- Guidance that establishes the FASB Accounting Standards Codification (the "Codification"). The Codification, released on July 1, 2009, became the single source of authoritative non-governmental U.S. GAAP and supercedes all previously existing accounting standards. The adoption changed certain disclosure references to U.S. GAAP; and

- Guidance providing acceptable valuation techniques for measuring the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability may not be available.

Effective December 1, 2009, the Company adopted the following FASB authoritative guidance, which did not have a material impact on its Consolidated Financial Statements:

- Guidance that clarifies that the stock portion of a dividend payment that is part cash and part stock be considered a share issuance in calculating earnings per share; and

- Guidance that clarifies the scope of the decrease-in-ownership provisions in the Codification and expands the information an entity is required to disclose upon the consolidation or deconsolidation of a subsidiary.

Effective March 1, 2010, the Company adopted FASB authoritative guidance aimed at improving disclosures about fair value measurements. This guidance adds new disclosure requirements for transfers into and out of fair value hierarchy Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation for classes of assets and liabilities, and about inputs and valuation techniques used to measure fair value. The adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements.

Recently issued accounting pronouncements: In June 2009, the FASB issued the following authoritative guidance, which was incorporated into the Codification in December 2009:

- Guidance amending the accounting and reporting standards for transfers and servicing of financial assets, including the removal of the concept of a qualifying special purpose entity; and

- Guidance to require a qualitative analysis rather than a quantitative-based risks and rewards calculation to determine the primary beneficiary of a VIE for consolidation purposes. This qualitative approach focuses on identifying which entity has the power to direct the activities of a VIE with the most significant impact on the VIE's economic performance.

Both of these items are effective for annual periods beginning after November 15, 2009, and are applicable to the Company's fiscal year beginning June 1, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Consolidated Financial Statements.

In October 2009, the FASB issued authoritative guidance related to revenue recognition as follows:

- Guidance for arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance; and

- Guidance eliminating tangible products containing both software and non-software components that operate together to deliver a product's functionality from the scope of current GAAP for software.

Both of these items are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted, and are applicable to the Company's fiscal year beginning June 1, 2011. The Company does not expect the adoption of this guidance to have a material effect on its Consolidated Financial Statements.

Other recent authoritative guidance issued by the FASB (including technical corrections to the Codification), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not, or are not expected to have a material effect on the Company's Consolidated Financial Statements.

Note B — Stock-Based Compensation Plans

The Paychex, Inc. 2002 Stock Incentive Plan, as amended and restated (the "2002 Plan"), effective on October 12, 2005 upon its approval by the Company's stockholders, authorizes grants of up to 29.1 million shares of the Company's common stock. As of May 31, 2010, there were 14.1 million shares available for future grants under the 2002 Plan. No future grants will be made pursuant to the Paychex, Inc. 1998 Stock Incentive Plan, which expired in August 2002; however, options to purchase an aggregate of 1.5 million shares under the plan remain outstanding as of May 31, 2010.

All stock-based awards to employees are recognized as compensation costs in the Consolidated Financial Statements based on their fair values measured as of the date of grant. These costs are recognized as an expense in the Consolidated Statements of Income on a straight-line basis over the requisite service period and increase additional paid-in capital. For grants prior to June 1, 2006, costs were recognized on an accelerated basis over the requisite service period.

Stock-based compensation expense was $25.6 million, $25.7 million, and $25.4 million for fiscal 2010, fiscal 2009, and fiscal 2008, respectively. Related income tax benefits recognized were $7.9 million, $8.0 million, and $7.4 million for the respective fiscal years. Capitalized stock-based compensation costs related to the development of internal use software for these same fiscal years were not significant.

As of May 31, 2010, the total unrecognized compensation cost related to all unvested stock-based awards was $52.0 million and is expected to be recognized over a weighted-average period of 1.7 years.

Stock option grants: Stock option grants entitle the holder to purchase, at the end of the vesting term, a specified number of shares of Paychex common stock at an exercise price per share set equal to the closing market price of the common stock on the date of grant. All stock option grants have a contractual life of ten years from the date of the grant and a vesting schedule as established by the Board of Directors (the "Board"). The Company issues new shares of common stock to satisfy stock option exercises. Non-qualified stock option grants to officers, outside directors, and management are typically approved by the Board in July. Non-qualified stock option grants to officers and management vest 20% per annum while grants to the Board vest one-third per annum.

The Company has granted stock options to virtually all non-management employees with at least 90 days of service, and shares remain outstanding for the following broad-based stock option grants:

Date of broad-based grant	Shares granted	Exercise price per share	Shares outstanding as of May 31, 2010	Vesting schedule
October 2001	1,295,000	$33.17	350,000	25% each October in 2002 through 2005
April 2004	1,655,000	$37.72	755,000	25% each April in 2005 through 2008
October 2006	2,033,000	$37.32	1,294,000	20% each October in 2007 through 2011

Historically, each April and October, the Company has granted options to newly hired employees who met certain criteria. Beginning with grants issued in October 2005, such grants of options vest 20% per annum. Any future grants of stock-based awards are subject to the discretion of the Board.

The following table summarizes stock option activity for the three years ended May 31, 2010:

	Shares subject to options (thousands)	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value[1] (thousands)
Outstanding as of May 31, 2007	**16,268**	**$34.12**		
Granted	971	$40.99		
Exercised	(1,974)	$29.77		
Forfeited	(854)	$36.84		
Expired	(103)	$38.38		
Outstanding as of May 31, 2008	**14,308**	**$35.00**		
Granted	1,007	$30.10		
Exercised	(371)	$23.41		
Forfeited	(591)	$36.11		
Expired	(350)	$37.56		
Outstanding as of May 31, 2009	**14,003**	**$34.84**		
Granted	1,391	$26.34		
Exercised	(355)	$23.12		
Forfeited	(448)	$33.35		
Expired	(428)	$36.18		
Outstanding as of May 31, 2010	**14,163**	**$34.31**	**5.4**	**$4,175**
Exercisable as of May 31, 2010	**9,770**	**$34.95**	**4.5**	**$ 232**

(1) Market price of the underlying stock as of May 28, 2010 less the exercise price.

Other information pertaining to stock option grants is as follows:

In thousands, except per share amounts	Year ended May 31, 2010	2009	2008
Weighted-average grant-date fair value of stock options granted (per share)	$ 4.37	$ 6.52	$ 9.84
Total intrinsic value of stock options exercised	$ 1,378	$ 2,576	$25,154
Total fair value of stock options vested	$18,996	$25,842	$32,340

The fair value of stock option grants was estimated at the date of grant using a Black-Scholes option pricing model. The weighted-average assumptions used for valuation under the Black-Scholes model are as follows:

	Year ended May 31, 2010	2009	2008
Risk-free interest rate	3.0%	3.2%	4.3%
Dividend yield	4.5%	3.6%	2.9%
Volatility factor	.28	.28	.26
Expected option life in years	6.3	6.3	6.0

Risk-free interest rates are yields for zero coupon U.S. Treasury notes maturing approximately at the end of the expected option life. The estimated volatility factor is based on a combination of historical volatility using weekly stock prices over a period equal to the expected option life and implied market volatility. The expected option life is based on historical exercise behavior.

The Company has determined that the Black-Scholes option pricing model, as well as the underlying assumptions used in its application, are appropriate in estimating the fair value of its stock option grants. The Company periodically assesses its assumptions as well as its choice of valuation model, and will reconsider use of this model if additional information becomes available in the future indicating that another model would provide a more accurate estimate of fair value, or if characteristics of future grants would warrant such a change.

Restricted stock awards: The Board has approved grants of restricted stock awards to the Company's officers and outside directors in accordance with the 2002 Plan. All shares underlying awards of restricted stock are restricted in that they are not transferable until they vest. The recipients of the restricted stock have voting rights and earn dividends, which are paid to the recipient at the time of vesting of the awards. If the recipient leaves Paychex prior to the vesting date for any reason, the shares of restricted stock and the dividends accrued on those shares will be forfeited and returned to Paychex.

For restricted stock awards granted to officers, the shares vest upon the fifth anniversary of the grant date provided the recipient is still an employee of the Company on that date. These awards have a provision for the acceleration of vesting based on achievement of performance targets established by the Board. If the established targets are met for a fiscal year, up to one-third of the award may vest. If all the targets are met for three consecutive years, the award will be fully vested. For outside directors, the shares vest on the third anniversary of the grant date. The fair value of restricted stock awards is equal to the closing market price of the underlying common stock as of the date of grant and is expensed over the requisite service period on a straight-line basis.

The following table summarizes restricted stock activity for the three years ended May 31, 2010:

In thousands, except per share amounts	Restricted shares	Weighted-average grant-date fair value per share
Nonvested as of May 31, 2007	**105**	**$36.87**
Granted	134	$43.91
Vested	(33)	$36.87
Forfeited	(16)	$41.09
Nonvested as of May 31, 2008	**190**	**$41.48**
Granted	140	$31.76
Vested	(66)	$39.82
Forfeited	(19)	$36.81
Nonvested as of May 31, 2009	**245**	**$36.74**
Granted	153	$24.60
Vested	(9)	$35.79
Forfeited	(19)	$32.66
Nonvested as of May 31, 2010	**370**	**$31.95**

Restricted stock units: Beginning in July 2007, the Board approved grants of restricted stock units ("RSUs") to non-officer management as a replacement of non-qualified stock options. RSUs do not have voting rights or earn dividend equivalents during the vesting period. These awards vest 20% per annum over five years with a small population of awards vesting on the fourth anniversary of the grant date. The fair value of RSUs is equal to the closing market price of the underlying common stock as of the date of grant, adjusted for the present value of expected dividends over the vesting period.

The following table summarizes RSU activity for the three years ended May 31, 2010:

In thousands, except per share amounts	RSUs	Weighted-average grant-date fair value per share
Nonvested as of May 31, 2007	—	—
Granted	499	$40.60
Vested	—	—
Forfeited	(29)	$40.60
Nonvested as of May 31, 2008	**470**	**$40.60**
Granted	607	$28.30
Vested	(93)	$40.60
Forfeited	(44)	$34.65
Nonvested as of May 31, 2009	**940**	**$32.93**
Granted	567	$20.62
Vested	(193)	$34.01
Forfeited	(69)	$28.88
Nonvested as of May 31, 2010	**1,245**	**$27.39**

Non-compensatory employee benefit plan: The Company offers an Employee Stock Purchase Plan to all employees under which the Company's common stock can be purchased through a payroll deduction with no discount to the market price and no look-back provision. All transactions occur directly through the Company's transfer agent and no brokerage fees are charged to employees, except for when stock is sold. The plan has been deemed non-compensatory and therefore, no stock-based compensation costs have been recognized for fiscal 2010, fiscal 2009, or fiscal 2008 related to this plan.

Note C — Basic and Diluted Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

In thousands, except per share amounts	Year ended May 31, 2010	2009	2008
Basic earnings per share:			
Net income	$476,999	$533,545	$576,145
Weighted-average common shares outstanding	361,359	360,783	368,420
Basic earnings per share	**$ 1.32**	**$ 1.48**	**$ 1.56**
Diluted earnings per share:			
Net income	$476,999	$533,545	$576,145
Weighted-average common shares outstanding	361,359	360,783	368,420
Dilutive effect of common share equivalents at average market price	369	202	1,108
Weighted-average common shares outstanding, assuming dilution	361,728	360,985	369,528
Diluted earnings per share	**$ 1.32**	**$ 1.48**	**$ 1.56**
Weighted-average anti-dilutive common share equivalents	**13,020**	**13,503**	**6,465**

Weighted-average common share equivalents that had an anti-dilutive impact are excluded from the computation of diluted earnings per share.

In December 2007, the Company completed its stock repurchase program commenced in August 2007 to repurchase shares of its common stock, and repurchased 23.7 million shares for $1.0 billion.

Note D — Funds Held for Clients and Corporate Investments

Funds held for clients and corporate investments are as follows:

In thousands	May 31, 2010 Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Type of issue:				
Money market securities and other cash equivalents	$1,754,545	$ —	$ —	$1,754,545
Available-for-sale securities:				
General obligation municipal bonds	951,085	33,653	(248)	984,490
Pre-refunded municipal bonds[(1)]	539,809	19,545	(26)	559,328
Revenue municipal bonds	368,075	13,726	(121)	381,680
Variable rate demand notes[(2)]	226,280	—	—	226,280
Other equity securities	20	49	—	69
Total available-for-sale securities	2,085,269	66,973	(395)	2,151,847
Other	7,484	15	(235)	7,264
Total funds held for clients and corporate investments	**$3,847,298**	**$66,988**	**$(630)**	**$3,913,656**

In thousands	May 31, 2009 Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Type of issue:				
Money market securities and other cash equivalents	$1,816,278	$ —	$ —	$1,816,278
Available-for-sale securities:				
General obligation municipal bonds	849,594	32,698	(136)	882,156
Pre-refunded municipal bonds(1)	527,864	21,334	(24)	549,174
Revenue municipal bonds	336,675	12,818	(32)	349,461
Variable rate demand notes	—	—	—	—
Other equity securities	20	42	—	62
Total available-for-sale securities	1,714,153	66,892	(192)	1,780,853
Other	7,477	—	(1,288)	6,189
Total funds held for clients and corporate investments	**$3,537,908**	**$66,892**	**$(1,480)**	**$3,603,320**

(1) Pre-refunded municipal bonds are secured by an escrow fund of U.S. government obligations.

(2) Beginning in November 2009, the Company began to invest in variable rate demand notes ("VRDNs") for the first time since September 2008.

Included in money market securities and other cash equivalents as of May 31, 2010 and May 31, 2009 are U.S. agency discount notes, government money market funds, and bank demand deposit accounts.

Classification of investments on the Consolidated Balance Sheets is as follows:

In thousands	May 31, 2010	May 31, 2009
Funds held for clients	$3,541,054	$3,501,376
Corporate investments	82,496	19,710
Long-term corporate investments	290,106	82,234
Total funds held for clients and corporate investments	**$3,913,656**	**$3,603,320**

The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as rate volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company follows a conservative investment strategy of optimizing liquidity and protecting principal. The Company invests primarily in high credit quality securities with AAA and AA ratings and short-term securities with A-1/P-1 ratings. It limits the amounts that can be invested in any single issuer, and invests in short- to intermediate-term instruments whose fair value is less sensitive to interest rate changes. All the investments held as of May 31, 2010 are traded in active markets. The Company has not and does not utilize derivative financial instruments to manage interest rate risk.

The Company's available-for-sale securities reflected a net unrealized gain of $66.6 million as of May 31, 2010 compared with a net unrealized gain of $66.7 million as of May 31, 2009. The gross unrealized losses of $0.4 million, included in the net unrealized gain as of May 31, 2010, were comprised of 23 available-for-sale securities, which had a total fair value of $73.6 million. The gross unrealized losses of $0.2 million, included in the net unrealized gain as of May 31, 2009, were comprised of 14 available-for-sale securities with a total fair value of $39.4 million. The securities in an unrealized loss position were as follows as of May 31, 2010 and May 31, 2009:

The securities in an unrealized loss position were as follows:

	May 31, 2010					
	Less than twelve months		More than twelve months		Total	
In thousands	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Type of issue:						
General obligation municipal bonds	$(248)	$44,025	$—	$—	$(248)	$44,025
Pre-refunded municipal bonds	(26)	4,135	—	—	(26)	4,135
Revenue municipal bonds	(121)	25,469	—	—	(121)	25,469
Total	**$(395)**	**$73,629**	**$—**	**$—**	**$(395)**	**$73,629**

	May 31, 2009					
	Less than twelve months		More than twelve months		Total	
In thousands	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Type of issue:						
General obligation municipal bonds	$(136)	$28,915	$ —	$ —	$(136)	$28,915
Pre-refunded municipal bonds	(24)	4,490	—	—	(24)	4,490
Revenue municipal bonds	(21)	2,943	(11)	3,010	(32)	5,953
Total	**$(181)**	**$36,348**	**$(11)**	**$3,010**	**$(192)**	**$39,358**

The Company regularly reviews its investment portfolios to determine if any investment is other-than-temporarily impaired due to changes in credit risk or other potential valuation concerns. The Company believes that the investments held as of May 31, 2010 were not other-than-temporarily impaired. While $73.6 million of available-for-sale securities had fair values that were below amortized cost, the Company believes that it is probable that the principal and interest will be collected in accordance with contractual terms, and that the decline in the fair value to $0.4 million below amortized cost was due to changes in interest rates and was not due to increased credit risk or other valuation concerns. All of the securities in an unrealized loss position as of May 31, 2010 and the majority of the securities in an unrealized loss position as of May 31, 2009 held an AA rating or better. The Company intends to hold these investments until the recovery of their amortized cost basis or maturity, and further believes that it is more likely than not that it will not be required to sell these investments prior to that time. The Company's assessment that an investment is not other-than-temporarily impaired could change in the future due to new developments or changes in the Company's strategies or assumptions related to any particular investment.

Realized gains and losses from the sale of available-for-sale securities were as follows:

	Year ended May 31,		
In thousands	2010	2009	2008
Gross realized gains	$3,235	$1,269	$7,161
Gross realized losses	(3)	(134)	(711)
Net realized gains	**$3,232**	**$1,135**	**$6,450**

The amortized cost and fair value of available-for-sale securities that had stated maturities as of May 31, 2010 are shown below by contractual maturity. Expected maturities can differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

In thousands	May 31, 2010 Amortized cost	Fair value
Maturity date:		
Due in one year or less	$ 320,289	$ 323,966
Due after one year through three years	756,267	783,097
Due after three years through five years	499,530	526,116
Due after five years	509,163	518,599
Total	**$2,085,249**	**$2,151,778**

VRDNs are primarily categorized as due after five years in the table above as the contractual maturities on these securities are typically 20 to 30 years. Although these securities are issued as long-term securities, they are priced and traded as short-term instruments because of the liquidity provided through the tender feature.

Note E — Fair Value Measurements

The carrying values of cash and cash equivalents, accounts receivable, net of allowance for doubtful accounts, and accounts payable approximate fair value due to the short maturities of these instruments. Marketable securities included in funds held for clients and corporate investments consist primarily of securities classified as available-for-sale and are recorded at fair value on a recurring basis.

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

- Level 1 valuations are based on quoted prices in active markets for identical instruments that the Company has the ability to access.
- Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other than quoted prices observable inputs.
- Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The Company's financial assets and liabilities measured at fair value on a recurring basis were as follows:

In thousands	May 31, 2010			
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for-sale securities:				
General obligation municipal bonds	$ 984,490	$ —	$ 984,490	$—
Pre-refunded municipal bonds	559,328	—	559,328	—
Revenue municipal bonds	381,680	—	381,680	—
Variable rate demand notes	226,280	—	226,280	—
Other equity securities	69	69	—	—
Total available-for-sale securities	$2,151,847	$ 69	$2,151,778	$—
Other securities	$ 7,264	$7,264	$ —	$—
Liabilities:				
Other long-term liabilities	$ 7,254	$7,254	$ —	$—

In thousands	May 31, 2009			
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for-sale securities:				
General obligation municipal bonds	$ 882,156	$ —	$ 882,156	$—
Pre-refunded municipal bonds	549,174	—	549,174	—
Revenue municipal bonds	349,461	—	349,461	—
Variable rate demand notes	—	—	—	—
Other equity securities	62	62	—	—
Total available-for-sale securities	$1,780,853	$ 62	$1,780,791	$—
Other securities	$ 6,189	$6,189	$ —	$—
Liabilities:				
Other long-term liabilities	$ 6,197	$6,197	$ —	$—

In determining the fair value of its assets and liabilities, the Company predominately uses the market approach. In determining the fair value of its available-for-sale securities, the Company utilizes the Interactive Data Pricing service. Other securities are comprised of mutual fund investments, which are valued based on quoted market prices. Other long-term liabilities include the liability for the Company's non-qualified and unfunded deferred compensation plans, and are valued based on the quoted market prices for various mutual fund investment choices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note F — Property and Equipment, Net of Accumulated Depreciation

The components of property and equipment, at cost, consisted of the following:

In thousands	May 31, 2010	May 31, 2009
Land and improvements	$ 4,200	$ 4,033
Buildings and improvements	84,080	83,386
Data processing equipment	186,778	180,448
Software	178,793	165,959
Furniture, fixtures, and equipment	147,093	143,638
Leasehold improvements	91,418	88,509
Construction in progress	17,916	4,034
Total property and equipment, gross	710,278	670,007
Less: Accumulated depreciation and amortization	442,695	395,477
Property and equipment, net of accumulated depreciation	**$267,583**	**$274,530**

Depreciation expense was $64.6 million, $64.0 million, and $61.4 million for fiscal years 2010, 2009, and 2008, respectively.

Note G — Goodwill and Intangible Assets, Net of Accumulated Amortization

The Company had goodwill balances on its Consolidated Balance Sheets of $421.6 million as of May 31, 2010, and $433.3 million as of May 31, 2009. The decrease in goodwill was due to divesting of Stromberg, an immaterial component of the Company.

The Company has certain intangible assets with finite lives. The components of intangible assets, at cost, consisted of the following:

In thousands	May 31, 2010	May 31, 2009
Client lists	$194,339	$194,887
Other intangible assets	4,935	5,675
Total intangible assets, gross	199,274	200,562
Less: Accumulated amortization	136,012	123,921
Intangible assets, net of accumulated amortization	**$ 63,262**	**$ 76,641**

Amortization expense for intangible assets was $21.9 million, $21.8 million, and $19.2 million for fiscal years 2010, 2009, and 2008, respectively.

The estimated amortization expense for the next five fiscal years relating to intangible asset balances is as follows:

In thousands Year ending May 31,	Estimated amortization expense
2011	$19,312
2012	$16,209
2013	$11,342
2014	$ 7,177
2015	$ 4,574

Note H — Income Taxes

The components of deferred tax assets and liabilities are as follows:

	May 31,	
In thousands	2010	2009
Deferred tax assets:		
Litigation reserve	$ —	$ 7,637
Compensation and employee benefit liabilities	14,753	14,412
Other current liabilities	8,300	8,974
Tax credit carry forward	22,467	17,491
Depreciation	11,985	10,025
Stock-based compensation	25,218	20,770
Other	7,565	6,121
Gross deferred tax assets	**90,288**	**85,430**
Deferred tax liabilities:		
Capitalized software	27,578	26,711
Intangible assets	27,679	25,529
Revenue not subject to current taxes	10,513	10,896
Unrealized gains on available-for-sale securities	24,115	24,710
Other	332	849
Gross deferred tax liabilities	**90,217**	**88,695**
Net deferred tax asset/(liability)	**$ 71**	**$ (3,265)**

The components of the provision for income taxes are as follows:

In thousands	Year ended May 31, 2010	2009	2008
Current:			
Federal	$230,143	$256,030	$252,623
State	26,022	24,366	22,334
Total current	**256,165**	**280,396**	**274,957**
Deferred:			
Federal	(3,812)	(1,313)	4,036
State	(44)	(553)	(323)
Total deferred	**(3,856)**	**(1,866)**	**3,713**
Provision for income taxes	**$252,309**	**$278,530**	**$278,670**

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

	Year ended May 31, 2010	2009	2008
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase/(decrease) resulting from:			
State income taxes, net of federal tax benefit	2.3	1.9	1.7
Tax-exempt municipal bond interest	(2.7)	(2.6)	(4.1)
Effective income tax rate	**34.6%**	**34.3%**	**32.6%**

On June 1, 2007, the Company adopted authoritative accounting guidance on uncertain tax positions. This guidance prescribes minimum recognition thresholds for evaluating uncertain income tax positions, and provides information on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The impact of the adoption mainly affected the state income tax rate, net of federal benefit.

Upon adoption, the Company recorded a cumulative effect adjustment by increasing its reserve for uncertain tax positions by $8.4 million, with an offsetting decrease to opening retained earnings. As of May 31, 2010 and May 31, 2009, the total reserve for uncertain tax positions was $27.5 million and $25.7 million, respectively, and is included in long-term liabilities on the Consolidated Balance Sheets.

A reconciliation of the beginning and ending amounts of the Company's gross unrecognized tax benefits, not including interest or other potential offsetting effects, is as follows:

In thousands	Year ended May 31, 2010	2009	2008
Balance as of beginning of fiscal year	**$35,808**	**$25,673**	**$15,911**
Additions for tax positions of the current year	464	10,749	9,650
Adjustments for tax positions of prior years	25	(167)	102
Settlements with tax authorities	—	(102)	241
Expiration of the statute of limitations	(472)	(345)	(231)
Balance as of end of fiscal year	**$35,825**	**$35,808**	**$25,673**

The Company is subject to U.S. federal income tax as well as income tax in one foreign and numerous state jurisdictions. Uncertain tax positions relate primarily to state income tax matters. The Company believes it is probable that the reserve for uncertain tax positions will increase in the next twelve months, resulting from the settlement of open periods and the effect of operations on anticipated tax benefits. It is anticipated that this increase will impact the tax provision in the range of $1.0 million to $3.0 million. The Company is currently under a state income tax audit for fiscal years 2004 through 2007. The examination phase of the audit is ongoing. On July 14, 2010, the Company received a summary of proposed tax audit adjustments from the New York State Department of Taxation and Finance, which are in excess of the reserve recorded as of May 31, 2010. The Company is currently evaluating the proposed tax audit adjustments and preparing a response to those proposed adjustments. The Company expects to vigorously defend its positions. While the Company believes its reserve for uncertain tax positions is adequate, it is not possible to reasonably estimate the impact, if any, if resolution is ultimately unfavorable to the Company. An unfavorable outcome of this matter could have a material adverse impact on the Company's financial position and results of operations in the period in which the matter is concluded.

The Company has concluded all U.S. federal income tax matters through its fiscal year ended May 31, 2007. Fiscal 2008 is currently under examination and fiscal 2009 and fiscal 2010 are still subject to potential audit. With limited exception, state income tax audits by taxing authorities are closed through fiscal 2005, primarily due to expiration of the statute of limitations. Audit outcomes and the timing of audit settlements are subject to a high degree of uncertainty. As of May 31, 2010, substantially all of the $27.5 million reserve for uncertain tax positions, if recognized, would favorably affect the Company's effective income tax rate.

The Company continues to follow its policy of recognizing interest and penalties accrued on tax positions as a component of income taxes on the Consolidated Statements of Income. The amount of accrued interest and penalties associated with the Company's tax positions is immaterial to the Consolidated Balance Sheets. The amount of interest and penalties recognized for fiscal 2010 and fiscal 2009 was immaterial to the Company's results of operations.

Note I — Other Comprehensive Income

Other comprehensive income results from items deferred on the Consolidated Balance Sheets in stockholders' equity. The following table sets forth the components of other comprehensive income:

	Year ended May 31,		
In thousands	2010	2009	2008
Unrealized holding gains	$ 3,106	$ 42,965	$ 46,127
Income tax expense related to unrealized holding gains	(574)	(16,357)	(16,235)
Reclassification adjustment for the net gain on sale of available-for-sale securities realized in net income	(3,232)	(1,135)	(6,450)
Income tax expense on reclassification adjustment for net gain on sale of available-for-sale securities	1,169	420	2,266
Other comprehensive income	**$ 469**	**$ 25,893**	**$ 25,708**

As of May 31, 2010, the accumulated other comprehensive income was $42.4 million, which was net of taxes of $24.1 million. As of May 31, 2009, the accumulated other comprehensive income was $41.9 million, which was net of taxes of $24.7 million.

Note J — Supplemental Cash Flow Information

Income taxes paid were $258.0 million, $261.8 million, and $258.6 million for fiscal years 2010, 2009, and 2008, respectively.

Note K — Employee Benefit Plans

401(k) plan: The Company maintains a contributory savings plan that qualifies under section 401(k) of the Internal Revenue Code. The Paychex, Inc. 401(k) Incentive Retirement Plan (the "Plan") allows all employees to immediately participate in the salary deferral portion of the Plan, contributing up to a maximum of 50% of their salary. Employees who have completed one year of service are eligible to receive a company matching contribution, when such contribution is in effect. Prior to April 2009, the Company matched up to 100% of the first 3% of eligible pay and up to 50% of the next 2% of eligible pay that an employee contributed to the Plan. Prior to September 2007, the Company matched 50% of an employee's voluntary contribution up to 6% of eligible pay. Effective April 3, 2009, the Company suspended the employer matching contribution and as of May 31, 2010, had not yet made a decision related to its reinstatement.

The Plan is 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex, Inc. Employee Stock Ownership Plan (ESOP) Stock Fund, are not restricted in any manner. The Company match contribution, when in effect, follows the same fund elections as the employee compensation deferrals.

Company contributions to the Plan for fiscal 2009 and fiscal 2008 were $14.3 million and $15.1 million, respectively.

Deferred compensation plans: The Company offers non-qualified and unfunded deferred compensation plans to a select group of key employees, executive officers, and outside directors. Eligible employees are provided with the opportunity to defer up to 50% of their annual base salary and bonus and outside directors to defer 100% of their Board cash compensation. Gains and losses are credited based on the participant's election of a variety of investment choices. The Company does not match any participant deferral or guarantee its return. Distributions are paid at one of the following dates selected by the participant: the participant's termination date, the date the participant retires from any active employment, or a designated specific date. In fiscal 2009, participants were allowed to make a one-time election for a distribution under the Internal Revenue Service Section 409A transition rules. The amounts accrued under these plans were $7.3 million and $6.2 million as of May 31, 2010 and May 31, 2009, respectively, and are reflected in other long-term liabilities in the accompanying Consolidated Balance Sheets.

Note L — Commitments and Contingencies

Lines of credit: As of May 31, 2010, the Company had unused borrowing capacity available under four uncommitted, secured, short-term lines of credit at market rates of interest with financial institutions as follows:

Financial institution	Amount available	Expiration date
JP Morgan Chase Bank, N.A.	$350 million	February 2011
Bank of America, N.A.	$250 million	February 2011
PNC Bank, National Association	$150 million	February 2011
Wells Fargo Bank, National Association	$150 million	February 2011

The credit facilities are evidenced by promissory notes and are secured by separate pledge security agreements by and between Paychex, Inc. and each of the financial institutions (the "Lenders"), pursuant to which the Company has granted each of the Lenders a security interest in certain investment securities accounts. The collateral is maintained in a pooled custody account pursuant to the terms of a control agreement and is to be administered under an intercreditor agreement among the Lenders. Under certain circumstances, individual Lenders may require that collateral be transferred from the pooled account into segregated accounts for the benefit of such individual Lenders.

The primary uses of the lines of credit would be to meet short-term funding requirements related to deposit account overdrafts and client fund obligations arising from electronic payment transactions on behalf of clients in the ordinary course of business, if necessary. No amounts were outstanding against these lines of credit during fiscal 2010 or as of May 31, 2010.

JP Morgan Chase Bank, N.A. and Bank of America, N.A. are also parties to the Company's irrevocable standby letters of credit, which arrangements are discussed below.

Letters of credit: The Company had irrevocable standby letters of credit outstanding totaling $50.3 million and $65.8 million as of May 31, 2010 and May 31, 2009, respectively, required to secure commitments for certain insurance policies. The letters of credit expire at various dates between July 2010 and May 2011, and are collateralized by securities held in the Company's investment portfolios. No amounts were outstanding on these letters of credit during fiscal 2010 or as of May 31, 2010. Subsequent to May 31, 2010, the letter of credit expiring in July 2010 was renewed and will expire in July 2011.

Contingencies: The Company is subject to various claims and legal matters that arise in the normal course of its business. These include disputes or potential disputes related to breach of contract, breach of fiduciary duty, employment-related claims, tax claims, and other matters.

In August 2001, the Company's wholly owned subsidiary, Rapid Payroll, Inc. ("Rapid Payroll") informed 76 licensees that it intended to stop supporting their payroll processing software in August of 2002. The communication was sent due to the licensee contract assumed by Paychex during the acquisition of Rapid Payroll in 1996 being very unfavorable to the Company. Thereafter, lawsuits were commenced by licensees asserting various claims, including breach of contract and related tort and fraud causes of action.

On March 9, 2010, the Court of Appeal of the State of California upheld a jury verdict issued on June 27, 2007 in litigation brought by one of the licensees. In that case, the California Superior Court, Los Angeles County jury awarded to the plaintiff $15.0 million in compensatory damages and subsequently awarded an additional $11.0 million in punitive damages. The Company satisfied the judgment, including statutory interest, without further appeal. This was the final pending matter in the Rapid Payroll litigation.

During fiscal 2010, the Company increased its litigation reserve by $18.7 million for the Rapid Payroll litigation. The Company's management currently believes that resolution of outstanding legal matters will not have a material adverse effect on the Company's financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the Company's financial position and the results of operations in the period in which any such effect is recorded.

Lease commitments: The Company leases office space and data processing equipment under terms of various operating leases. Rent expense for fiscal years 2010, 2009, and 2008 was $46.9 million, $46.6 million, and $44.5 million, respectively. As of May 31, 2010, future minimum lease payments under various non-cancelable operating leases with terms of more than one year are as follows:

In thousands Year ending May 31,	Minimum lease payments
2011	$41,441
2012	$34,803
2013	$25,042
2014	$18,342
2015	$13,743
Thereafter	$14,573

Other commitments: As of May 31, 2010, the Company had outstanding commitments under purchase orders and legally binding contractual arrangements with minimum future payment obligations of approximately $73.0 million, including $8.9 million of commitments to purchase capital assets. These minimum future payment obligations relate to the following fiscal years:

In thousands Year ending May 31,	Minimum payment obligation
2011	$46,228
2012	$16,226
2013	$ 7,357
2014	$ 1,186
2015	$ 1,156
Thereafter	$ 853

The Company guarantees performance of service on annual maintenance contracts for clients who financed their service contracts through a third party. In the normal course of business, the Company makes representations and warranties that guarantee the performance of services under service arrangements with clients. Historically, there have been no material losses related to such guarantees. In addition, the Company has entered into indemnification agreements with its officers and directors, which require the Company to defend and, if necessary, indemnify these individuals for certain pending or future claims as they relate to their services provided to the Company.

Paychex currently self-insures the deductible portion of various insured exposures under certain employee benefit plans. The Company's estimated loss exposure under these insurance arrangements is recorded in other current liabilities on the Consolidated Balance Sheets. Historically, the amounts accrued have not been material. The Company also maintains insurance coverage in addition to its purchased primary insurance policies for gap coverage for employment practices liability, errors and omissions, warranty liability, and acts of terrorism; and capacity for deductibles and self-insured retentions through its captive insurance company.

Note M — Related Parties

During fiscal years 2010, 2009, and 2008, the Company purchased approximately $3.2 million, $4.5 million, and $4.4 million, respectively, of data processing equipment and software from EMC Corporation. The Chairman, President, and Chief Executive Officer of EMC Corporation is a member of the Company's Board.

During fiscal years 2010, 2009, and 2008, the Company purchased approximately $0.4 million, $0.5 million, and $0.5 million, respectively, of services from Dun & Bradstreet Corporation. Jonathan J. Judge, the Company's President and Chief Executive Officer, is a member of the Board of Directors of Dun & Bradstreet Corporation.

Note N — Quarterly Financial Data (Unaudited)
In thousands, except per share amounts

Fiscal 2010	Three Months Ended August 31	November 30	February 28[1]	May 31	Full Year
Service revenue	$486,491	$483,024	$493,790	$482,484	$1,945,789
Interest on funds held for clients	13,723	13,552	14,029	13,727	55,031
Total revenue	500,214	496,576	507,819	496,211	2,000,820
Operating income	189,867	193,065	168,249	173,614	724,795
Investment income, net	905	1,147	1,180	1,281	4,513
Income before income taxes	190,772	194,212	169,429	174,895	729,308
Income taxes	67,152	68,362	57,422	59,373	252,309
Net income	$123,620	$125,850	$112,007	$115,522	$ 476,999
Basic earnings per share[2]	$ 0.34	$ 0.35	$ 0.31	$ 0.32	$ 1.32
Diluted earnings per share[2]	$ 0.34	$ 0.35	$ 0.31	$ 0.32	$ 1.32
Weighted-average common shares outstanding	361,208	361,392	361,417	361,451	361,359
Weighted-average common shares outstanding, assuming dilution	361,362	361,692	361,860	362,032	361,728
Cash dividends per common share	$ 0.31	$ 0.31	$ 0.31	$ 0.31	$ 1.24
Total net realized gains[3]	$ 285	$ 729	$ 1,275	$ 943	$ 3,232

Fiscal 2009	Three Months Ended August 31	November 30	February 28	May 31	Full Year
Service revenue	$509,867	$504,383	$512,196	$480,859	$2,007,305
Interest on funds held for clients	24,218	19,777	16,385	15,074	75,454
Total revenue	534,085	524,160	528,581	495,933	2,082,759
Operating income	221,585	211,900	197,401	174,314	805,200
Investment income, net	3,051	1,932	1,067	825	6,875
Income before income taxes	224,636	213,832	198,468	175,139	812,075
Income taxes	75,927	73,590	67,678	61,335	278,530
Net income	$148,709	$140,242	$130,790	$113,804	$ 533,545
Basic earnings per share[2]	$ 0.41	$ 0.39	$ 0.36	$ 0.32	$ 1.48
Diluted earnings per share[2]	$ 0.41	$ 0.39	$ 0.36	$ 0.32	$ 1.48
Weighted-average common shares outstanding	360,629	360,812	360,821	360,892	360,783
Weighted-average common shares outstanding, assuming dilution	361,040	360,977	360,913	361,034	360,985
Cash dividends per common share	$ 0.31	$ 0.31	$ 0.31	$ 0.31	$ 1.24
Total net realized gains[3]	$ 300	$ 405	$ 173	$ 257	$ 1,135

(1) Includes an expense charge of $18.7 million to increase the litigation reserve.

(2) Each quarter is a discrete period and the sum of the four quarters' basic and diluted earnings per share amounts may not equal the full year amount.

(3) Total net realized gains on the combined funds held for clients and corporate investment portfolios.

Schedule II — Valuation and Qualifying Accounts

PAYCHEX, INC.

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
FOR THE YEAR ENDED MAY 31,
In thousands

Description	Balance as of beginning of year	Additions charged to expenses	Costs and deductions(1)	Balance as of end of year
2010				
Allowance for doubtful accounts	$4,032	$2,631	$4,811	$1,852
Reserve for client fund losses	$3,188	$3,460	$4,057	$2,591
2009				
Allowance for doubtful accounts	$4,083	$2,910	$2,961	$4,032
Reserve for client fund losses	$2,888	$4,379	$4,079	$3,188
2008				
Allowance for doubtful accounts	$3,285	$3,044	$2,246	$4,083
Reserve for client fund losses	$2,543	$4,214	$3,869	$2,888

(1) Uncollectible amounts written off, net of recoveries. For fiscal 2010, this column includes the amount disposed of with the divestiture of Stromberg, an immaterial component of the Company.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures and Internal Control Over Financial Reporting: Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures: As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting: We also carried out an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report. Based on such evaluation, there has been no changes in the Company's internal controls over financial reporting that occurred during the Company's most recently completed fiscal quarter ended May 31, 2010, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Report on Management's Assessment of Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting are incorporated herein by reference from Part II, Item 8 of this Form 10-K.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The following table shows the executive officers of the Company as of May 31, 2010, and information regarding their positions and business experience. Such executive officers hold principal policy-making powers at the Company.

Name	Age	Position and business experience
Jonathan J. Judge	56	Mr. Judge has been President and Chief Executive Officer of the Company since October 2004. Prior to joining Paychex, he served as President and Chief Executive Officer of Crystal Decisions, Inc., an information management software company from October 2002 through December 2003. Mr. Judge serves as a member of the Upstate New York Regional Advisory Board (UNYRAB) of the Federal Reserve Bank of New York. He is a director of PMC-Sierra, Inc. and Dun & Bradstreet Corporation. He also serves as a director of the Company and is chairman of the Executive Committee.
John M. Morphy	62	Mr. Morphy joined the Company in October 1995 and was named Senior Vice President in October 2002. He was named Chief Financial Officer and Secretary in October 1996. Prior to joining the Company, he served as Chief Financial Officer and in other senior management capacities for over ten years at Goulds Pumps, Incorporated, a pump manufacturer.
Martin Mucci	50	Mr. Mucci joined the Company in March 2002 as a consultant on operational issues of the Company, including responsibility for implementation of the Advantage Payroll Services Inc. acquisition, and was appointed Senior Vice President, Operations in October 2002.
Delbert M. Humenik	48	Mr. Humenik was appointed Senior Vice President of Sales and Marketing of the Company in September 2009. Prior to joining the Company, he served as Senior Vice President and General Manager for R.H. Donnelly Corporation, a leading national consumer and business-to-business local commercial search company, since 2007. From 2005 to 2006, he was Senior Vice President for R.H. Donnelly and from 2002 to 2005, he was Senior Vice President at Verizon Communications, a world leader in communication services. During his 20-year tenure with Verizon, Mr. Humenik held various sales management and executive leadership positions.
Jennifer Vossler	47	Ms. Vossler joined the Company in May 2009 as Vice President and Controller. Prior to joining the Company, she served as Vice President and Corporate Controller, and held various executive and senior management positions during her eleven years at Bausch & Lomb Incorporated. Previously in her career, she held leadership roles with a global facilities management outsourcing company and a public accounting firm.
William G. Kuchta, Ed. D.	63	Mr. Kuchta joined the Company in February 1995 and was named Vice President, Organizational Development in April 1996. From 1993 to 1995, he was principal of his own consulting firm, and from 1989 to 1993, he served as Vice President of Human Resources of Fisons Corporation, a pharmaceutical company.

On July 12, 2010, Paychex announced Mr. Judge's resignation from his position as President and Chief Executive Officer effective July 31, 2010. Until his replacement is in place, the Board has established an executive committee comprised of Delbert M. Humenik, John M. Morphy, and Martin Mucci. Chairman of the Board, B. Thomas Golisano, and the Board will provide oversight for the executive committee.

In connection with his resignation, Mr. Judge signed a separation agreement. The following is a summary of terms and conditions of that agreement.

- Mr. Judge will receive a severance payment of $1.9 million, as well as immediate acceleration on July 31, 2010 of unvested equity awards granted prior to July 1, 2007; and health insurance premiums for twelve months.
- An additional 11,111 shares of restricted stock and an additional 30,000 non-qualified stock options from the July 17, 2007 awards will also vest immediately on July 31, 2010.
- All vested and exercisable equity awards will continue to be governed by applicable plan documents.
- In consideration of the Company entering into the agreement, Mr. Judge has agreed to certain non-compete, non-disparagement, confidentiality, and non-solicitation provisions. In addition to the agreement and in consideration of benefits received as indicated above, Mr. Judge entered into a general release of all claims with the Company.
- Certain terms of Mr. Judge's employment agreement dated November 30, 2007 survive the separation and remain in full force as do the non-competition, non-solicitation, confidentiality, and detrimental conduct provisions of Mr. Judge's July 2008 and July 2009 equity compensation agreements with the Company.

Mr. Judge is expected to continue to serve as a director of the Company through the end of his term of service to the Board in October 2010. On July 12, 2010, Mr. Judge informed the Board that he does not intend to stand for re-election. There were no disagreements between Mr. Judge and the Company relating to the Company's operations, policies, or practices involved in Mr. Judge's decision not to stand for re-election as a director.

The additional information required by this item is set forth in the Company's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders in the sections "PROPOSAL 1 — ELECTION OF DIRECTORS FOR A ONE-YEAR TERM," "CORPORATE GOVERNANCE," "CODE OF BUSINESS ETHICS AND CONDUCT," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE," and is incorporated herein by reference.

Item 11. *Executive Compensation*

Refer to Part III, Item 10 for information on Mr. Judge's resignation and separation agreement.

The information required by this item is set forth in the Company's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders in the sections "COMPENSATION DISCUSSION AND ANALYSIS," "NAMED EXECUTIVE OFFICER COMPENSATION," and "DIRECTOR COMPENSATION FOR THE FISCAL YEAR ENDED MAY 31, 2010," and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is set forth below and in the Company's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and under the sub-heading "Equity Compensation Plan Information" within "PROPOSAL 2 — TO AMEND THE PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN AND INCREASE THE SHARES AVAILABLE UNDER THE PLAN," and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is set forth in the Company's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the sub-headings "Policy on Transactions with Related Persons" and "Board of Directors Committees" within the section "CORPORATE GOVERNANCE," and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is set forth in the Company's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders under the section "PROPOSAL 3 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM," and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. Financial Statements and Supplementary Data
   See Financial Statements and Supplementary Data Table of Contents at page 31.
2. Financial statement schedules required to be filed by Item 8 of this Form 10-K include Schedule II — Valuation and Qualifying Accounts. See Financial Statements and Supplementary Data Table of Contents at page 31. All other schedules are omitted as the required matter is not present, the amounts are not significant, or the information is shown in the financial statements or the notes thereto.
3. Exhibits

	(3)(a)	Restated Certificate of Incorporation, incorporated herein by reference from Exhibit 3(a) to the Company's Form 10-K filed with the Commission on July 20, 2004.
	(3)(b)	Bylaws, as amended, incorporated herein by reference from Exhibit 3(b) to the Company's Form 10-K filed with the Commission on July 21, 2006.
#	(10.1)	Paychex, Inc. 1998 Stock Incentive Plan, incorporated herein by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8, No. 333-65191.
#	(10.2)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005), incorporated herein by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8, No. 333-129572.
#	(10.3)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Award Agreement for Non-Qualified Stock Options, incorporated herein by reference from Exhibit 10.3 to the Company's Form 8-K filed with the Commission on October 17, 2005.
#	(10.4)	Paychex, Inc. Non-Qualified Stock Option Agreement, incorporated herein by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8, No. 333-129571.
#	(10.5)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) 2008 Master Restricted Stock Award Agreement, incorporated herein by reference from Exhibit 10.2 to the Company's Form 8-K filed with the Commission on July 18, 2007.
#	(10.6)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Restricted Stock Award Agreement, incorporated herein by reference from Exhibit 10.3 to the Company's Form 8-K filed with the Commission on July 18, 2007.
#	(10.7)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Amended and Restated 2007 Master Restricted Stock Award Agreement, incorporated herein by reference from Exhibit 10.4 to the Company's Form 8-K filed with the Commission on July 18, 2007.
#	(10.8)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) 2007 Master Restricted Stock Unit Award Agreement, incorporated herein by reference from Exhibit 10.1 to the Company's Form 10-Q filed with the Commission on September 26, 2007.
#	(10.9)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Restricted Stock Award Agreement, incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K filed with the Commission on July 16, 2008.
#	(10.10)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Non-Qualified Stock Option Award Agreement, incorporated herein by reference from Exhibit 10.2 to the Company's Form 8-K filed with the Commission on July 16, 2008.

#	(10.11)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Unit Award Agreement, incorporated herein by reference from Exhibit 10(n) to the Company's Form 10-K filed with the Commission on July 18, 2008.
#	(10.12)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Unit (Cliff Vest) Award Agreement, incorporated herein by reference from Exhibit 10(o) to the Company's Form 10-K filed with the Commission on July 18, 2008.
#	(10.13)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Award Agreement for Directors, incorporated herein by reference from Exhibit 10(p) to the Company's Form 10-K filed with the Commission on July 18, 2008.
#	(10.14)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Non-Qualified Stock Option Agreement for Directors, incorporated herein by reference from Exhibit 10(q) to the Company's Form 10-K filed with the Commission on July 18, 2008.
#	(10.15)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Award Agreement (Officer), incorporated herein by reference from Exhibit 10.16 to the Company's Form 10-K filed with the Commission on July 20, 2009.
#	(10.16)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) 2009 Non-Qualified Stock Option Award Agreement (Special Grant), incorporated herein by reference from Exhibit 10.17 to the Company's Form 10-K filed with the Commission on July 20, 2009.
#	(10.17)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Award Agreement (Board), incorporated herein by reference from Exhibit 10.18 to the Company's Form 10-K filed with the Commission on July 20, 2009.
*#	(10.18)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Restricted Stock Award Agreement (Officer).
*#	(10.19)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Non-Qualified Stock Option Award Agreement (Officer).
*#	(10.20)	Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) Form of Officer Performance Incentive Award Agreement (Long Term).
*#	(10.21)	Paychex, Inc. Form of Performance Award Incentive Program Fiscal Year 2011.
#	(10.22)	Form of Indemnification Agreement for Directors and Officers, incorporated herein by reference from Exhibit 10.1 to the Company's Form 10-Q filed with the Commission on March 21, 2003.
#	(10.23)	Paychex, Inc. Indemnification Agreement with Jonathan J. Judge, incorporated herein by reference from Exhibit 10(k) to the Company's Form 10-K filed with the Commission on July 22, 2005.
#	(10.24)	Paychex, Inc. Employment Agreement with Jonathan J. Judge dated November 30, 2007, incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K filed with the Commission on December 4, 2007.
#	(10.25)	Paychex, Inc. Board Deferred Compensation Plan, incorporated herein by reference from Exhibit 10.29 to the Company's Form 10-K filed with the Commission on July 20, 2009.
#	(10.26)	Paychex, Inc. Employee Deferred Compensation Plan, incorporated herein by reference from Exhibit 10.30 to the Company's Form 10-K filed with the Commission on July 20, 2009.
*	(21.1)	Subsidiaries of the Registrant.
*	(23.1)	Consent of Independent Registered Public Accounting Firm.
*	(24.1)	Power of Attorney.
*	(31.1)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	(31.2)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	(32.1)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	(32.2)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	101.INS	XBRL instance document.
**	101.SCH	XBRL taxonomy extension schema document.
**	101.CAL	XBRL taxonomy extension calculation linkbase document.
**	101.LAB	XBRL taxonomy label linkbase document.
**	101.PRE	XBRL taxonomy extension presentation linkbase document.
**	101.DEF	XBRL taxonomy extension definition linkbase document.

---

* Exhibit filed with this report.

** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Exchange Act.

Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 16, 2010.

PAYCHEX, INC.

By: /s/ Jonathan J. Judge

Jonathan J. Judge
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on July 16, 2010.

/s/ Jonathan J. Judge

Jonathan J. Judge, President and
Chief Executive Officer, and Director
(Principal Executive Officer)

/s/ John M. Morphy

John M. Morphy, Senior Vice President,
Chief Financial Officer, and Secretary
(Principal Financial and Accounting Officer)

B. Thomas Golisano*, Chairman of the Board

David J. S. Flaschen*, Director

Grant M. Inman*, Director

Pamela A. Joseph*, Director

Joseph M. Tucci*, Director

Joseph Velli*, Director

*By: /s/ Jonathan J. Judge

Jonathan J. Judge, as Attorney-in-Fact

PAYCHEX, INC.
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

In thousands, except per share amounts Year ended May 31,	2010	2009	2008	2007	2006
Results of operations					
Revenue:					
Service revenue	$1,945,789	$2,007,305	$1,934,536	$1,752,868	$1,573,797
Interest on funds held for clients	55,031	75,454	131,787	134,096	100,799
Total revenue	2,000,820	2,082,759	2,066,323	1,886,964	1,674,596
Total expenses	1,276,025	1,277,559	1,238,056	1,185,416	1,025,025
Operating income	$ 724,795	$ 805,200	$ 828,267	$ 701,548	$ 649,571
As a % of total revenue	36%	39%	40%	37%	39%
Investment income, net	$ 4,513	$ 6,875	$ 26,548	$ 41,721	$ 25,195
Income before income taxes	$ 729,308	$ 812,075	$ 854,815	$ 743,269	$ 674,766
As a % of total revenue	36%	39%	41%	39%	40%
Net income	$ 476,999	$ 533,545	$ 576,145	$ 515,447	$ 464,914
As a % of total revenue	24%	26%	28%	27%	28%
Basic earnings per share	$ 1.32	$ 1.48	$ 1.56	$ 1.35	$ 1.23
Diluted earnings per share	$ 1.32	$ 1.48	$ 1.56	$ 1.35	$ 1.22
Weighted-average common shares outstanding	361,359	360,783	368,420	381,149	379,465
Weighted-average common shares outstanding, assuming dilution	361,728	360,985	369,528	382,802	381,351
Cash dividends per common share	$ 1.24	$ 1.24	$ 1.20	$ 0.79	$ 0.61
Selected financial data					
Purchases of property and equipment	$ 61,262	$ 64,709	$ 82,289	$ 79,020	$ 81,143
Cash and total corporate investments	$ 656,918	$ 574,713	$ 434,762	$1,224,211	$ 962,011
Total assets	$5,226,299	$5,127,415	$5,309,791	$6,246,519	$5,549,302
Total debt	$ —	$ —	$ —	$ —	$ —
Stockholders' equity	$1,401,979	$1,341,478	$1,196,642	$1,952,248	$1,654,843
Return on stockholders' equity	34%	41%	39%	28%	30%

2005	2004	2003	2002	2001	2000
$1,384,674	$1,240,093	$1,046,029	$ 892,189	$ 786,521	$ 669,319
60,469	54,254	53,050	62,721	83,336	58,800
1,445,143	1,294,347	1,099,079	954,910	869,857	728,119
911,368	861,032	698,038	591,216	533,155	469,226
$ 533,775	$ 433,315	$ 401,041	$ 363,694	$ 336,702	$ 258,893
37%	33%	36%	38%	39%	36%
$ 12,391	$ 16,469	$ 30,503	$ 31,315	$ 27,279	$ 16,479
$ 546,166	$ 449,784	$ 431,544	$ 395,009	$ 363,981	$ 275,372
38%	35%	39%	41%	42%	38%
$ 368,849	$ 302,950	$ 293,452	$ 274,531	$ 254,869	$ 190,007
26%	23%	27%	29%	29%	26%
$ 0.97	$ 0.80	$ 0.78	$ 0.73	$ 0.68	$ 0.51
$ 0.97	$ 0.80	$ 0.78	$ 0.73	$ 0.68	$ 0.51
378,337	377,371	376,263	374,747	372,777	370,603
379,763	379,524	378,083	378,002	377,510	375,081
$ 0.51	$ 0.47	$ 0.44	$ 0.42	$ 0.33	$ 0.22
$ 70,686	$ 50,562	$ 60,212	$ 54,378	$ 45,250	$ 34,154
$ 707,540	$ 523,840	$ 381,199	$ 725,213	$ 614,001	$ 459,493
$4,617,418	$3,950,203	$3,690,783	$2,953,075	$2,907,196	$2,455,577
$ —	$ —	$ —	$ —	$ —	$ —
$1,385,676	$1,199,973	$1,077,371	$ 923,981	$ 757,842	$ 563,432
28%	28%	29%	32%	38%	38%

BOARD OF DIRECTORS

- B. Thomas Golisano
  Chairman, Retired President and Chief Executive Officer of Paychex, Inc.
- David J. S. Flaschen
  Partner of Castanea Partners
- Grant M. Inman
  General Partner of Inman Investment Management
- Pamela A. Joseph
  Vice Chairman of U.S. Bancorp Payment Services and Chairman of Elavon, a wholly owned subsidiary of U.S. Bancorp
- Jonathan J. Judge[(1)]
  President and Chief Executive Officer of Paychex, Inc.
- Joseph M. Tucci
  Chairman, President, and Chief Executive Officer of EMC Corporation
- Joseph M. Velli
  Chairman and Chief Executive Officer of BNY ConvergEx Group, LLC

OFFICERS

- Jonathan J. Judge[(1)]
  President and Chief Executive Officer
- Delbert M. Humenik
  Senior Vice President, Sales and Marketing
- John M. Morphy
  Senior Vice President, Chief Financial Officer, and Secretary
- Martin Mucci
  Senior Vice President, Operations
- Daniel A. Canzano
  Vice President, Information Technology Operations and Support
- Michael E. Gioja
  Vice President, Product Management and Development
- Kevin N. Hill
  Vice President, Insurance Operations
- Bryan R. Hodge
  Vice President, Eastern Operations
- William G. Kuchta, Ed.D.
  Vice President, Organizational Development
- Michael A. McCarthy
  Vice President, Major Market Services Sales
- Thomas F. Meagher
  Vice President, Eastern U.S. Sales
- Janice A. Nearen-Bell
  Vice President, Northern U.S. Human Resource Services Sales
- Lonny C. Ostrander
  Vice President, Southern U.S. Human Resource Services Sales
- Gregory S. Peel
  Vice President, Western U.S. Sales
- Leonard E. Redon
  Vice President, Western Operations
- Stephanie Schaeffer
  Vice President, Chief Legal Officer
- Martin C. Stowe
  Vice President, Human Resource Services Operations
- Suzanne E. Vickery
  Vice President, Central U.S. Sales
- Jennifer R. Vossler
  Vice President and Controller

---

(1) Mr. Judge resigned from the position of President and Chief Executive Officer of Paychex, Inc. effective July 31, 2010.

STOCKHOLDER INFORMATION

Annual Meeting

The annual meeting of stockholders will be held Wednesday, October 13, 2010 at 10:00 a.m. at the Dryden Theatre at George Eastman House, 900 East Avenue, Rochester, NY 14607.

Common Stock

The Company's common stock trades on The NASDAQ Global Select Market under the symbol PAYX.

Dividends

The Company has paid a cash dividend each quarter since 1988. Dividends are normally paid in August, November, February, and May. The level and continuation of future dividends are dependent on the Company's future earnings and cash flow and are subject to the discretion of the Board of Directors.

Transfer Agent and Registrar

Please send inquiries, certificates for transfer, address changes, and dividend reinvestment and stock purchase requests to:

American Stock Transfer & Trust Co.
6201 15th Avenue, 2nd Floor
Brooklyn, NY 11219
1-800-937-5449

Direct Reinvestment and Stock Purchase Plan

Stockholders can elect to have some or all of their dividends reinvested, and can make additional investments in common stock through American Stock Transfer & Trust Co.

Independent Auditors

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Investor Relations

Members of the financial community and the media should direct inquiries to John Morphy, Senior Vice President, Chief Financial Officer, and Secretary.

For more information about Paychex Investor Relations, please contact:

Paychex Investor Relations
911 Panorama Trail South
Rochester, NY 14625-2396
or call 1-800-828-4411

Paychex, Inc. financial materials can be accessed at investor.paychex.com.

PRIMARY LOCATIONS

Alabama
- Birmingham

Arizona
- Phoenix
- Tucson

Arkansas
- Little Rock

California
- Bakersfield
- Central Coast/ Monterey
- East Bay
- Fresno
- Inland Empire
- Los Angeles
- North Bay
- Orange County
- Palm Springs
- Pasadena
- Sacramento
- San Diego
- San Francisco
- San Jose
- San Luis Obispo
- Santa Barbara
- Ventura
- Woodland Hills

Colorado
- Colorado Springs
- Denver

Connecticut
- Hartford
- Stamford

Delaware
- Newark

District of Columbia
- Washington, D.C.

Florida
- Deerfield Beach
- Fort Myers
- Jacksonville
- Miami
- Orlando
- Palm Beach
- Tampa/St. Petersburg

Georgia
- Atlanta

Illinois
- Chicago
- Schaumburg

Indiana
- Fort Wayne
- Indianapolis
- South Bend

Kansas
- Kansas City

Kentucky
- Lexington
- Louisville

Louisiana
- Baton Rouge
- New Orleans

Maine
- Auburn
- Portland

Maryland
- Baltimore
- Silver Spring

Massachusetts
- Boston
- Foxboro
- Springfield
- Worcester

Michigan
- Detroit
- Grand Rapids

Minnesota
- Minneapolis

Missouri
- St. Louis

Nebraska
- Omaha

Nevada
- Las Vegas
- Reno

New Hampshire
- Manchester

New Jersey
- Cherry Hill
- Parsippany
- Piscataway
- Woodcliff Lake

New Mexico
- Albuquerque

New York
- Albany
- Binghamton
- Brooklyn
- Buffalo
- Lake Success
- Long Island
- Manhattan
- Mid Hudson Valley
- Rochester
- Syracuse

North Carolina
- Charlotte
- Greensboro
- Raleigh/Durham
- Wilmington

Ohio
- Akron
- Cleveland
- Columbus
- Middletown
- Toledo

Oklahoma
- Oklahoma City
- Tulsa

Oregon
- Eugene
- Portland

Pennsylvania
- Allentown
- Harrisburg
- Philadelphia
- Pittsburgh

Rhode Island
- Providence

South Carolina
- Charleston
- Columbia
- Greenville

Tennessee
- Chattanooga
- Memphis
- Nashville

Texas
- Austin
- Dallas/Fort Worth
- Houston
- San Antonio

Utah
- Salt Lake City

Vermont
- Burlington

Virginia
- Richmond
- Tidewater

Washington
- Seattle

Wisconsin
- Appleton
- Madison
- Milwaukee

Germany
- Berlin
- Dusseldorf
- Hamburg
- Munich

PAYCHEX®
Corporate Headquarters
911 Panorama Trail South
Rochester, NY 14625

PAYCHEX®

September 3, 2010

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders (the "Annual Meeting") on Wednesday, October 13, 2010 at 10:00 a.m. Eastern Time at the Dryden Theatre at George Eastman House, 900 East Avenue, Rochester, New York. *Please note this is a change in venue from prior years.*

This booklet includes the formal Notice of Annual Meeting of Stockholders and the Proxy Statement. The Proxy Statement tells you about the agenda items and the procedures for the Annual Meeting. It also provides certain information about Paychex, Inc., its Board of Directors, and its named executive officers.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are encouraged to vote. You may vote by Internet, telephone, proxy card, or written ballot at the Annual Meeting. We encourage you to use the Internet as it is the most cost-effective way to vote. If you elected to electronically access the Proxy Statement and Annual Report, you will not be receiving a proxy card and must vote via the Internet.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the Annual Meeting, please contact the Corporate Secretary at (800) 828-4411, or write to Paychex, Inc., 911 Panorama Trail South, Rochester, New York 14625-2396, Attention: Corporate Secretary.

Sincerely,

B. Thomas Golisano
Chairman of the Board of Directors

*****IMPORTANT CHANGE TO VOTING RULES*****

Due to changes to New York Stock Exchange broker voting rules, your broker can no longer vote your shares for the election of directors absent instructions from you. If you do not provide voting instructions, your shares will not be voted or counted on several important matters. Please vote using the enclosed proxy card or the other means described in the Proxy Statement.

PAYCHEX, INC.

911 Panorama Trail South • Rochester, New York 14625-2396

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time: 10:00 a.m. Eastern Time on Wednesday, October 13, 2010.

Location: Dryden Theatre at George Eastman House, 900 East Avenue, Rochester, New York, 14607.

Items of Business:

(1) To elect six nominees to the Board of Directors for one-year terms;

(2) To amend the Paychex, Inc. 2002 Stock Incentive Plan (the "2002 Plan"), including an increase in the shares available under the 2002 Plan;

(3) To ratify the selection of the independent registered public accounting firm; and

(4) To transact such other business as may properly come before the Annual Meeting, or any adjournment thereof.

Record Date: Stockholders of record as of the close of business on August 16, 2010, are entitled to notice of, and to vote at, the Annual Meeting.

Voting: Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. You may vote either by signing and returning the enclosed proxy card, via the Internet, by telephone, or by written ballot at the Annual Meeting as more fully described in the Proxy Statement.

Annual Meeting Webcast: The Annual Meeting will be simultaneously broadcast over the Internet at 10:00 a.m. Eastern Time on October 13, 2010. Please note that you will not be able to vote or ask questions through the webcast. It can be accessed at the Investor Relations page at www.paychex.com, and will be archived and available for replay for approximately one month.

September 3, 2010
By Order of the Board of Directors
John M. Morphy
Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 13, 2010

Paychex, Inc.'s Proxy Statement and Annual Report for the year ended May 31, 2010 are available at http://investor.paychex.com/annual.aspx

TABLE OF CONTENTS

Proxy Statement	1
Stockholders Entitled to Vote; Outstanding Shares; Quorum	1
How to Vote	1
Revoking Your Proxy	2
General Information on Voting	2
Vote Required	2
Security Ownership of Certain Beneficial Owners and Management	4
Proposal 1 — Election of Directors For A One-Year Term	6
Director Compensation for the Fiscal Year Ended May 31, 2010	9
Cash Compensation	9
Equity-Based Compensation	10
Deferred Compensation Plan	10
Benefits	10
Stock Ownership Guidelines	11
Fiscal 2010 Director Compensation	12
Proposal 2 — To Amend the Paychex, Inc. 2002 Stock Incentive Plan, Including an Increase in the Shares Available Under the Plan	13
Proposal 3 — Ratification of Selection of Independent Registered Public Accounting Firm	18
Fees for Professional Services	18
Audit Committee Policy on Pre-Approval of Services of Independent Accountants	18
Report of The Audit Committee	19
Corporate Governance	20
Information About the Board of Directors and Corporate Governance	20
Risk Oversight	20
Board of Directors Committees	21
Nomination Process	22
Policy on Transactions with Related Persons	22
Governance and Compensation Committee Interlocks and Insider Participation	23
Communications with the Board of Directors	23
Section 16(a) Beneficial Ownership Reporting Compliance	23
Code of Business Ethics and Conduct	23
Compensation Discussion and Analysis	24
Executive Summary	24
Objectives of Compensation Program	25
Role of Governance and Compensation Committee	25
Elements of Compensation	26
Base Salary	27
Annual Officer Performance Incentive Program	27
Equity-Based Compensation	28
CEO Compensation	29
Stock Ownership Guidelines	29
Non-Compete and Other Forfeiture Provisions	30
Perquisites	30
Deferred Compensation	30
Subsequent Events	30
Impact of the Internal Revenue Code	31
The Governance and Compensation Committee Report	32
Named Executive Officer Compensation	33
Fiscal 2010 Summary Compensation Table	33
Grants of Plan-Based Awards For Fiscal 2010	35
Option Exercises and Stock Vested In Fiscal 2010	36
Outstanding Equity Awards as of May 31, 2010	37
Change of Control and Severance Arrangement Fiscal 2010	39
Non-Qualified Deferred Compensation Fiscal 2010	41
Alternate Form of Presentation of Compensation Received in Fiscal 2010	42
Other Matters and Information	43
Appendix A — Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated effective October 13, 2010)	A-1

PROXY STATEMENT

2010 ANNUAL MEETING OF STOCKHOLDERS OF PAYCHEX, INC. TO BE HELD ON OCTOBER 13, 2010

This Proxy Statement is being mailed to stockholders of Paychex, Inc. ("Paychex," the "Company," "we," or "our"), a Delaware corporation, on or about September 3, 2010, in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") to be voted at the 2010 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held on Wednesday, October 13, 2010 at 10:00 a.m. Eastern Time at the Dryden Theatre at George Eastman House, 900 East Avenue, Rochester, New York, 14607.

Stockholders Entitled to Vote; Outstanding Shares; Quorum

Paychex has one class of shares outstanding, designated common stock, $0.01 par value per share. The Board has fixed the close of business on August 16, 2010 as the record date for determining the holders of common stock entitled to notice of, and to vote at, the Annual Meeting. As of the record date, 361,990,308 shares of common stock were issued and outstanding. A majority of the issued and outstanding shares (180,995,155 shares) present at the Annual Meeting in person or by proxy will constitute a quorum. A quorum is necessary to hold a valid meeting. Stockholders will be entitled to one vote for each share of common stock held as of the record date.

How to Vote

Your vote is very important and we hope that you will attend the Annual Meeting. However, whether or not you plan to attend the Annual Meeting, please vote by proxy.

Registered Stockholders. If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer & Trust Company, LLC, you are considered a stockholder of record of those shares. Please vote by proxy in accordance with the instructions on your proxy card, or the instructions you receive through electronic mail.

There are three convenient ways to submit your vote by proxy:

- ***Voting by Internet*** — You can vote via the Internet by visiting the website noted on your proxy card. Internet voting is available 24 hours a day. We encourage you to vote via the Internet, as it is the most cost-effective way to vote.
- ***Voting by telephone*** — You can also vote your shares by telephone by calling the toll-free telephone number indicated on your proxy card and following the voice prompt instructions. Telephone voting is available 24 hours a day.
- ***Voting by mail*** — If you choose to vote by mail, simply mark your proxy card, sign and date it, and return it in the enclosed postage-paid envelope. If you elected to electronically access the Proxy Statement and Annual Report, you will not be receiving a proxy card and must vote via the Internet.

The deadline for Internet or telephone voting is 11:59 p.m. Eastern Time on Tuesday, October 12, 2010. If you vote by telephone or the Internet, you do not need to return your proxy card. Signing and returning your proxy card or submitting your proxy via the Internet or by telephone does not affect your right to vote in person if you attend the Annual Meeting and your shares are registered in your name.

Beneficial Stockholders. If you hold your shares through a broker, bank, or other holder of record, you are not a registered stockholder, but rather are considered a "beneficial owner" of those shares. In order to vote your shares, please refer to the voting instruction form or other materials forwarded to you by your broker, bank, or other holder of record. If your shares are held in the name of a broker, bank, or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the Annual Meeting.

Voting by Participants in the Paychex Employee Stock Ownership Plan Stock Fund. If a stockholder is a participant in the Paychex Employee Stock Ownership Plan Stock Fund ("ESOP") of the Paychex 401(k) Incentive Retirement Plan (the "401(k) Plan"), the stockholder can vote using the previously described methods. This will serve as a voting instruction for Fidelity Management Trust Company (the "Trustee"), where all accounts are registered in the same name. As a participant in the ESOP, the stockholder has the right to direct the Trustee, who is the holder of record, regarding how to vote the shares of common stock credited to the participant's account at the Annual Meeting. The participant's voting instructions will be tabulated confidentially. Only the Trustee and/or the tabulator will have access to the participant's individual voting direction. If voting instructions for the shares of common stock in the ESOP are not received, those shares will be voted by the Trustee in the same proportions as the shares for which voting instructions were received from other participants in the ESOP. Voting by ESOP participants will close at 11:59 p.m. Eastern Time on October 7, 2010. The Trustee will then vote all shares of common stock held in the ESOP by the established deadline.

Revoking Your Proxy

Registered stockholders can revoke their proxy at any time prior to it being voted at the Annual Meeting by:

- providing written notice of revocation to the Corporate Secretary;
- submitting a later-dated proxy via the Internet, telephone, or mail; or
- voting in person at the Annual Meeting.

Beneficial stockholders should contact their broker, bank, or other holder of record for instructions on how to change their vote.

General Information on Voting

All votes properly cast and not revoked will be voted at the Annual Meeting in accordance with the stockholder's directions. Shares voted by proxy card received without choices specified will be voted as follows:

- **FOR** the six nominees for election to the Board;
- **FOR** the amendments to the Paychex, Inc. 2002 Stock Incentive Plan (as amended and restated October 12, 2005) (the "2002 Plan"); and
- **FOR** the ratification of the selection of the independent registered public accounting firm (the "independent accountants").

If a broker holds your shares in its name, and you do not provide your voting instructions to them, that broker is permitted to use its own discretion and vote your shares on routine matters. Proposal 3 to ratify the selection of the independent accountants is a routine matter. However, a broker does not have discretion to vote your shares on non-routine matters. Proposal 1, the election of directors, and Proposal 2, the amendments to the 2002 Plan, are non-routine matters. *Therefore, we urge you to give voting instructions to your broker on all three voting items.* Shares that are not permitted to be voted by your broker are called "broker non-votes." Broker non-votes are not considered votes for or against a proposal and therefore will have no direct impact on any proposal since they are not deemed to be duly cast nor entitled to vote, but they will be counted for the purpose of determining the presence or absence of a quorum.

Abstentions are also counted for the purposes of establishing a quorum, but will have the same effect as a vote against a proposal, except in regards to the election of directors. For the election of directors, abstentions will have no direct impact.

Vote Required

Our by-laws provide that each director shall be elected by a majority of the votes cast for the director at any meeting for the election of directors at which a quorum is present. However, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of the votes cast means that the number of shares voted "for" the election of a director nominee must exceed the number of votes cast "against" the nominee. If a nominee that is an incumbent director does not receive a required majority of the votes cast, the director shall offer to tender his or her resignation to the Board. The Governance and Compensation Committee of the Board shall consider such offer and will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will consider the committee's recommendation and will determine whether to accept such offer.

The table below shows the vote required to approve each of the proposals described in this Proxy Statement, assuming the presence of a quorum at the Annual Meeting.

Proposal Number	Proposal Description	Vote Required
Proposal 1	Election of six nominees to the Board of Directors	Majority of the votes duly cast
Proposal 2	To amend the 2002 Plan, including an increase in the shares available under the 2002 Plan	Majority of the shares present in person or by proxy and entitled to vote
Proposal 3	Ratification of the selection of the independent accountants	Majority of the shares present in person or by proxy and entitled to vote

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, based upon reports filed by such persons with the Securities and Exchange Commission ("SEC"), as of July 31, 2010, with respect to the beneficial ownership of common stock of the Company by: (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) who is known by the Company to be the beneficial owner of more than 5% of the Company's voting securities; (ii) each director and nominee for director of the Company; (iii) each of the named executive officers ("NEOs") of the Company named in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement; and (iv) all directors, NEOs, and executive officers of the Company as a group.

Name	Amount of Beneficial Ownership of Common Stock[1]	Percent of Class[1]
More than 5% owners:		
B. Thomas Golisano[2],[3],[4] 1 Fishers Road Pittsford, NY 14534	38,074,456	10.5%
Capital World Investors[5] 333 South Hope Street Los Angeles, CA 90071	31,113,299	8.5%
Capital Research Global Investors[6] 333 South Hope Street Los Angeles, CA 90071	21,021,541	5.8%
Directors:		
B. Thomas Golisano[2],[3],[4]	38,074,456	10.5%
David J. S. Flaschen[7],[8]	84,830	**
Grant M. Inman[4],[7],[8]	248,540	**
Pamela A. Joseph[7],[8]	29,091	**
Jonathan J. Judge[8],[9]	1,385,165	**
Joseph M. Tucci[7],[8]	71,591	**
Joseph M. Velli[7],[8]	27,924	**
Named Executive Officers:		
Jonathan J. Judge[8],[9]	1,385,165	**
John M. Morphy[7],[8]	259,262	**
Delbert M. Humenik[7],[8]	23,846	**
Martin Mucci[7],[8]	235,224	**
William G. Kuchta[7],[8]	138,659	**
All directors, NEOs, and executive officers of the Company as a group (12 persons)[7],[8]	40,591,669	11.1%

** Indicated percentage is less than 1%. .

(1) Based upon the number of shares of common stock issued and outstanding as of July 31, 2010. Under the rules of the SEC, "beneficial ownership" is deemed to include shares for which the individual, directly or indirectly, has or shares voting or disposition power, whether or not they are held for the individual's benefit, and includes shares that may be acquired within 60 days by exercise of options.

(2) Included in shares beneficially owned for Mr. Golisano are 393,068 shares owned by the B. Thomas Golisano Foundation for which Mr. Golisano is a member of the foundation's six-member board of trustees.

(3) Mr. Golisano has 11,430,295 shares pledged as security.

(4) Included in shares beneficially owned are shares held in the names of family members or other entities: Mr. Golisano — 72,141 shares; and Mr. Inman — 136,949 shares.

(5) Beneficial ownership information is based on information contained in the Form 13F filed with the SEC on May 14, 2010 by Capital World Investors. Capital World Investors, a division of Capital Research and

Management Company ("CRMC"), is deemed to be the beneficial owner of 31,113,299 shares as a result of CRMC's acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(6) Beneficial ownership information is based on information contained in the Form 13F filed with the SEC on May 14, 2010 by Capital Research Global Investors. Capital Research Global Investors, a division of CRMC, is deemed to be the beneficial owner of 21,021,541 shares as a result of CRMC's acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(7) Included in shares beneficially owned are unvested restricted stock: Mr. Flaschen — 5,672 shares; Mr. Inman — 5,672 shares; Ms. Joseph — 5,672 shares; Mr. Tucci — 5,672 shares; Mr. Velli — 5,672 shares; Mr. Morphy — 75,750 shares; Mr. Humenik — 12,645 shares; Mr. Mucci — 29,635 shares; Mr. Kuchta — 22,878 shares; and all directors, NEOs, and executive officers as a group — 176,409 shares.

(8) Included in shares beneficially owned are shares that may be acquired upon exercise of options, which are exercisable on or prior to September 29, 2010: Mr. Flaschen — 63,251 shares; Mr. Inman — 63,251 shares; Ms. Joseph — 18,251 shares; Mr. Judge — 1,330,161 shares; Mr. Tucci — 63,251 shares; Mr. Velli — 15,251 shares; Mr. Morphy — 169,032 shares; Mr. Humenik — 11,201 shares; Mr. Mucci — 195,728 shares; Mr. Kuchta — 105,016 shares; and all directors, NEOs, and executive officers as a group — 2,039,024 shares.

(9) Mr. Judge resigned from his position of President and Chief Executive Officer ("CEO") effective July 31, 2010. Transactions resulting from his separation agreement are reflected in the totals disclosed.

PROPOSAL 1 • ELECTION OF DIRECTORS FOR A ONE-YEAR TERM

Stockholders annually elect directors to serve for one year and until the directors' successors have been elected and qualified. The six persons listed below, each of whom currently serves as a director, have been nominated for election to the Board by the Company's Governance and Compensation Committee. Five of the six nominees are neither employees nor former employees of the Company. If elected, each nominee will hold office until the 2011 Annual Meeting of Stockholders and until his or her successor is elected and has qualified. Although the Board believes that all of the nominees will be available to serve as a director, the persons named in the enclosed proxy may exercise discretionary authority to vote for substitute nominees proposed by the Board. Below we identify and describe the key experience, qualifications, and skills our directors bring to the Board that are important in light of our business and structure. Also included below are any public company directorships held during the past five years and directors' periods of service to our Board.

Name	Age	Director Since	Position, Principal Occupation, Business Experience, Directorships, and Qualifications
B. Thomas Golisano	68	1979	Mr. Golisano founded Paychex in 1971 and is Chairman of the Board of the Company. Until October 2004, he served as President and Chief Executive Officer of the Company. He serves on the board of trustees of the Rochester Institute of Technology. He owns the Buffalo Sabres of the National Hockey League. Mr. Golisano serves as a director of numerous non-profit organizations and private companies, and is founder and member of the board of trustees of the B. Thomas Golisano Foundation. He serves on our Executive Committee. Mr. Golisano has extensive executive experience as the founder and former Chief Executive Officer of Paychex, which provides him with an intimate knowledge of the operations of the Company and qualifies him to lead the Board.
David J. S. Flaschen	54	1999	Mr. Flaschen is a Partner of Castanea Partners, which he joined in 2005. Castanea Partners is a private equity investment firm targeting small- to mid-market companies in education information services, marketing services, and branded consumer product and specialty retail sectors. From 2000 to 2005, he was Managing Director of Flagship Ventures, a venture capital firm that focuses on life science, information technology, and communications companies. Mr. Flaschen is a director of various private companies. He is the Chairman of our Audit Committee and serves on our Investment Committee and Governance and Compensation Committee. Mr. Flaschen has extensive executive experience in information and marketing services. His financial expertise is a great benefit to the Board and Audit Committee, acquired through his role in assessing financial performance of other companies and in reviewing and understanding financial statements.

Name	Age	Director Since	Position, Principal Occupation, Business Experience, Directorships, and Qualifications
Grant M. Inman	68	1983	Mr. Inman is the founder and General Partner of Inman Investment Management, a private investment company formed in 1998. He is a director of Lam Research Corporation and several private companies. He was a director of Wind River Systems, Inc. until July 2009. Mr. Inman is a trustee of the University of California, Berkeley Foundation. He is the Chairman of our Investment Committee and serves on our Audit Committee and Governance and Compensation Committee. Mr. Inman has a strong background in finance, business, and entrepreneurial experience, and has expertise in investment management. Mr. Inman's 27-year tenure on the Board provides him with extensive knowledge of the Company.
Pamela A. Joseph	51	2005	Ms. Joseph is Vice Chairman of U.S. Bancorp Payment Services and Chairman of Elavon (formerly NOVA Information Systems, Inc.), a wholly owned subsidiary of U.S. Bancorp. U.S. Bancorp Payment Services and Elavon manage and facilitate payment processing. Ms. Joseph has been Vice Chairman of U.S. Bancorp since December 2004 and serves on its 14-member managing committee. She is a director of Centene Corporation. Ms. Joseph serves on our Audit Committee. She has extensive executive experience in the financial services industry, and brings a wealth of technology insight to the Board and Audit Committee.
Joseph M. Tucci	63	2000	Mr. Tucci has been the Chairman of the Board of Directors of EMC Corporation, the world leader in information infrastructure technology and solutions, since January 2006. He has been Chief Executive Officer and President of EMC Corporation since January 2001, and President since January 2000. Mr. Tucci is also Chairman of the Board of Directors of VMware, Inc. He is Chairman of our Governance and Compensation Committee. Mr. Tucci's experience as Chief Executive Officer of EMC Corporation provides him with extensive executive management experience and knowledge of the challenges a company faces due to rapid changes in the marketplace.

Name	Age	Director Since	Position, Principal Occupation, Business Experience, Directorships, and Qualifications
Joseph M. Velli	52	2007	Mr. Velli has been Chairman and Chief Executive Officer of BNY ConvergEx Group, LLC, a leading global agency brokerage and technology company offering a comprehensive suite of investment services, since October 2006. Prior to formation of BNY ConvergEx Group, he was a Senior Executive Vice President of The Bank of New York since September 1998 and assumed the additional role of Chief Executive Officer of BNY Securities Group in October 2002. He is a director of E-Trade Financial Corporation. He serves on our Investment Committee and Governance and Compensation Committee. Mr Velli has extensive knowledge of the capital markets and plays a key role in the Board's discussions of the Company's investments and liquidity.

The Board of Directors recommends the election of each of the nominees identified above. Unless otherwise directed, the persons named in the enclosed proxy will vote the proxy FOR the election of each of these six nominees.

Jonathan J. Judge resigned from his position of President and CEO of Paychex effective July 31, 2010, and has decided not to stand for re-election to the Board.

DIRECTOR COMPENSATION

FOR THE FISCAL YEAR ENDED MAY 31, 2010

Director compensation is set by the Governance and Compensation Committee and approved by the Board. The Board's authority cannot be delegated to another party. The Company compensates the independent directors of the Board using a combination of cash and equity-based compensation. The Company's management does not play a role in setting Board compensation. Jonathan J. Judge, President and CEO of the Company during the fiscal year ended May 31, 2010 ("fiscal 2010"), received no compensation for his services as a director. The compensation received by Mr. Judge in his role as President and CEO is shown in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement.

Cash Compensation

The annual cash compensation paid to the independent directors in effect for fiscal 2010 is as follows:

Compensation Element	Amount
Annual cash retainer, applicable to all independent directors	$45,000
Audit Committee member annual retainer	$ 7,500
Governance and Compensation Committee member annual retainer	$ 5,000
Investment Committee member annual retainer	$ 5,000
Executive Committee member annual retainer	$ 5,000
Audit Committee Chairman annual retainer	$15,000
Governance and Compensation Committee Chairman annual retainer	$ 7,500

The cash compensation component is comprised solely of annual retainers, which are paid in quarterly installments. The retainers for the chairmen of the Audit Committee and Governance and Compensation Committee were included to provide compensation for those Board members who contribute additional time in preparation for committee meetings. Effective July 7, 2010, the annual cash retainer was increased by $25,000, the Audit Committee and Governance and Compensation Committee member annual retainers each increased by $2,500, and both the Audit Committee and Governance and Compensation Committee Chairmans' annual retainers increased by $5,000.

Prior to January 1, 2010, Mr. Golisano, who is not an independent director, received an annual salary of $140,000 for his services as Chairman of the Board. Beginning on January 1, 2010, Mr. Golisano's cash compensation was changed to a director's annual retainer of $140,000 annually, paid in quarterly installments. The Chairman does not receive any equity-based compensation. Effective July 7, 2010, the Board approved an increase to the Chairman's annual retainer of $60,000, in conjunction with the other increases to director cash compensation.

Equity-Based Compensation

Equity-based compensation consists of a blend of stock options and restricted stock. In July 2009, the restricted stock award granted in July 2006 lapsed. There were 1,334 shares lapsed resulting in a value of $32,843 each for Mr. Flaschen, Mr. Horsley (who retired from the Board in October 2009), Mr. Inman, Ms. Joseph, and Mr. Tucci. In July 2009, each independent director received an annual award under the 2002 Plan as follows:

	Restricted Stock Awards	Option Awards
Grant Date	July 9, 2009	July 9, 2009
Exercise Price	NA	$24.21
Quantity	1,875	6,250
Vesting Schedule	On the third anniversary of the date of grant.	One-third per annum over three years from the date of grant.
Certain Restrictions	Shares may not be sold during the director's tenure as a member of the Board, except as necessary to satisfy tax obligations.	
Other	Upon the discretion of the Board, unvested shares may be accelerated in whole or in part for certain events including, but not limited to, director retirement.[1]	Unvested options outstanding upon the retirement of a Board member will be canceled.

(1) Retirement eligibility for this purpose begins at age 55 or older with ten years of service as a member of the Board.

The equity-based compensation structure for the independent directors has been typically based on a total fixed value of $120,000 per director, with approximately 50% awarded in the form of stock options and 50% in the form of restricted stock. The quantity of equity awards granted varies based on the estimated fair value as of the grant date. The July 2009 award had a calculated total value of approximately $75,000, which represented a reduction from the established fixed value of $120,000. The Board determined that it was not in the best interest of the Company's stockholders, given economic conditions at that time, to base directors' equity compensation on the established total fixed value of $120,000.

In July 2010, the Board granted each independent director 7,686 options to purchase shares of the Company's common stock at an exercise price of $26.02 per share and 1,922 shares of restricted stock, with terms similar to the equity awards granted in July 2009. The award quantities are based on an estimated total value of approximately $100,000. With the increases to director annual retainers as noted previously under "Cash Compensation," the estimated total fixed value of equity awards was decreased.

Deferred Compensation Plan

We maintain a non-qualified and unfunded deferred compensation plan in which all independent directors are eligible to participate. Directors may elect to defer up to 100% of their Board cash compensation. Gains and losses are credited based on the participant's selection of a variety of designated investment choices, which the participant may change at any time. We do not match any participant deferral or guarantee a certain rate of return. The interest rates earned on these investments are not above-market or preferential. Refer to page 41 of this Proxy Statement for a listing of investment funds available to participants and the annual rates of return on those funds. Mr. Flaschen defers 100% of his Board cash compensation under this plan. No other directors participate in the plan at this time.

Benefits

We reimburse each director for expenses associated with attendance at Board and committee meetings. Prior to January 1, 2010, Mr. Golisano also received access to the Company's standard health and life insurance plans and received Company matching contributions, when in effect for all employees, into his account in the 401(k) Plan.

Stock Ownership Guidelines

The Governance and Compensation Committee set stock ownership guidelines for our independent directors with a value of four times his or her annual Board retainer, excluding any committee retainers. The ownership guidelines were established to provide long-term alignment with stockholders' interests. The independent directors are expected to attain the ownership guideline within five years after the later of first becoming a director or the initial adoption of the guideline. Directors must hold all equity received from the Company until their service on the Board is complete, with the exception of those shares sold as necessary to satisfy tax obligations. For the purpose of achieving the ownership guideline, unvested restricted stock awarded to the directors is included.

Directors must adhere to strict standards with regards to trading in the Company's stock. They may not, among other things:

- speculatively trade in the Company's stock;
- short sell any securities of the Company; or
- buy or sell puts or calls on the Company's securities.

Fiscal 2010 Director Compensation

The table below presents the total compensation received from the Company by all directors for fiscal 2010.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2],[4]	Option Awards ($)[3],[4]	All Other Compensation ($)[5]	Total ($)
B. Thomas Golisano	$156,154	$ —	$ —	$3,153	$159,307
David J. S. Flaschen[6]	$ 77,500	$45,394	$28,000	$ —	$150,894
Phillip Horsley[7]	$ 27,500	$45,394	$28,000	$ —	$100,894
Grant M. Inman	$ 62,500	$45,394	$28,000	$ —	$135,894
Pamela A. Joseph	$ 52,500	$45,394	$28,000	$ —	$125,894
Joseph M. Tucci	$ 57,500	$45,394	$28,000	$ —	$130,894
Joseph M. Velli	$ 55,000	$45,394	$28,000	$ —	$128,394

(1) The amounts in this column are as described previously under "Cash Compensation."

(2) The amounts in this column reflect the fair value of $24.21 per share for restricted stock awards granted on July 9, 2009, and do not reflect whether the recipient has actually realized a financial gain from these awards (such as lapse in a restricted stock award). The fair value of restricted stock awards is determined based on the closing price of the underlying common stock on the date of grant.

(3) The amounts in this column reflect the fair value of $4.48 per option granted on July 9, 2009, as determined using a Black-Scholes option pricing model, and do not reflect whether the recipient has actually realized a financial gain from these awards (such as by exercising stock options). Refer to note 3 to the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement for the assumptions used in determining the fair value of these awards.

(4) As of May 31, 2010, Mr. Flaschen, Mr. Inman, Ms. Joseph, and Mr. Tucci each had 5,084 shares of unvested restricted stock, and Mr. Velli had 5,751 shares of unvested restricted stock. As of May 31, 2010, each director had the following number of options outstanding: Mr. Flaschen — 69,500; Mr. Horsley — 57,084; Mr. Inman — 69,500; Ms. Joseph — 24,500; Mr. Tucci — 69,500; and Mr. Velli — 21,500.

(5) All Other Compensation for Mr. Golisano includes $3,153 in Company-provided benefits for standard health and life insurance for the period of June 1, 2009 through December 31, 2009.

(6) Mr. Flaschen defers 100% of his cash fees earned to our non-qualified and unfunded deferred compensation plan.

(7) Mr. Horsley retired from the Board in October 2009.

PROPOSAL 2 • TO AMEND THE PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN, INCLUDING AN INCREASE IN THE SHARES AVAILABLE UNDER THE PLAN

Background

Our Board has approved, subject to the approval of our stockholders, (1) amendments to the Company's 2002 Stock Incentive Plan (as amended and restated effective October 12, 2005) and (2) an increase in the aggregate number of shares of common stock available for issuance under the 2002 Plan by 10,000,000 to a total of 37,500,000 (the "Plan Amendments"). In addition, stockholder approval is required every five years in conjunction with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The 2002 Plan authorizes the granting of common stock-based awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, stock awards, restricted stock, restricted stock units, and performance awards. No additional forms of awards are being added as a result of the Plan Amendments.

Our Board believes that the effective use of stock-based long-term incentive compensation is vital to our ability to achieve continued strong performance in the future by providing a direct link between compensation and the creation of long-term stockholder value. The increasing use of full-value stock awards motivates employees while minimizing dilution to stockholders. The 2002 Plan encourages ownership in the Company on the part of those employees who are primarily responsible for the overall success and growth of the Company. Through the granting of options to purchase stock and the awarding of a portion of compensation in the form of equity subject to certain restrictions, the 2002 Plan provides these individuals with an incentive to remain with the Company and ensures alignment of their interest with those of the Company's other stockholders.

Other key changes in the Plan Amendments include:

- definitions for "cause," "change of control," "disability," and "retirement";
- addition of the effect on vesting in connection with termination following change in control; and
- addition of a recoupment, otherwise known as a "clawback," provision.

Our Board is recommending approval to increase shares available for issuance to enable us to meet our anticipated needs. For the three years ended May 31, 2010, the Company's average annual burn rate was approximately 0.69%, which is well within the range of RiskMetrics Group expectations of 2.89% for the commercial services industry. Our burn rate has been below the median for the three-year average annual burn rate of a select group of comparable companies (the "Peer Group") and industry, falling within the lowest quartile of both groups. Burn rate is defined as the total shares underlying all stock-settled awards granted during the period divided by the weighted-average common shares outstanding for the period. Burn rate does not consider cancellations or forfeitures of awards. For purposes of calculating the number of shares granted by us in any given year, any full-value stock awards will count as the equivalent to two shares.

As of May 31, 2010, 21.2 million shares have been granted subject to awards under the 2002 Plan and 14.1 million shares remain available for grant under the 2002 Plan.

If approved by the stockholders, the Plan Amendments will be effective as of the date of the Annual Meeting.

Required Vote

Assuming the presence of a quorum, the affirmative vote of at least a majority of the shares of common stock present at the Annual Meeting, in person or by proxy, and entitled to vote is required to approve the Plan Amendments. Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum. Broker non-votes will not have any effect on the outcome of this proposal, but abstentions will have the same affect as a vote against the proposal.

If this proposal is not approved by the Company's stockholders, the Company's flexibility may be limited, which will impact the Company's ability to provide incentives and rewards to its employees and directors, to attract and retain such persons on a competitive basis, and to align the interests of such persons with those of the Company and its stockholders.

The Board of Directors recommends a vote FOR the proposal to amend the 2002 Plan, including an increase in the shares available under the 2002 Plan. Unless otherwise directed, the persons named in the enclosed proxy will vote such proxies FOR this proposal.

Summary of the Plan

A summary of the 2002 Plan, as amended and restated October 13, 2010 (the "amended and restated Plan"), appears below. It does not purport to be complete and is qualified in its entirety by reference to the provisions of the amended and restated Plan itself. The complete text of the amended and restated Plan is attached to this Proxy Statement as Appendix A. Unless otherwise defined in this summary, capitalized terms used in this summary have the meanings given such terms in the amended and restated Plan.

Effective Date. The amendment and restatement of the 2002 Plan was adopted by the Board of Directors on July 6, 2010, and will become effective if approved by the stockholders of the Company at the Annual Meeting.

Administration. The amended and restated Plan will be administered by the Governance and Compensation Committee, or such other committee as may be designated by the Board to administer the amended and restated Plan (the "Committee"). The Committee must be comprised of not less than such number of directors as is required to permit Awards to qualify under Rule 16b-3 under the Exchange Act, and each member of the Committee must be a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Code.

The Committee will have broad authority in its administration of the amended and restated Plan including, but not limited to, the authority to interpret the amended and restated Plan; to establish rules and regulations for the administration of the amended and restated Plan; to select those eligible individuals to receive Awards; to determine the type, size, terms, conditions, limitations, and restrictions of Awards; and to take all other action it deems necessary or advisable to administer the amended and restated Plan. Notwithstanding the Committee's broad authority, the exercise price of any Option and the strike price of any Stock Appreciation Right granted pursuant to the amended and restated Plan may not be subsequently "repriced" without stockholder approval.

Eligibility. All officers, non-employee Directors, employees, consultants, and advisors providing services to the Company or an Affiliate are eligible to participate in the amended and restated Plan. As of May 31, 2010, all six executive officers, all five non-employee Directors, and approximately 12,000 other officers and employees were eligible for participation in the amended and restated Plan. The selection of those persons within a particular class who will receive Awards is entirely within the discretion of the Committee.

Shares Available. The amendment and restatement of the 2002 Plan would increase the number of Shares that may be issued thereunder by 10,000,000 to 37,500,000. However, of the total number of Shares available for Awards under the amended and restated Plan, no more than 12,000,000 Shares would be available for issuance pursuant to grants of Stock Awards, Restricted Stock, or Restricted Stock Units.

Types of Awards. Awards under the amended and restated Plan may be in the form of Options, Stock Appreciation Rights, Stock Awards, Restricted Stock, Restricted Stock Units, and Performance Awards, or any combination thereof.

Award Limits. Eligible individuals may not be granted any Award, the value of which is based solely on an increase in the value of Shares after the date of grant of such Award, for more than 1,500,000 Shares in the aggregate in any calendar year. In addition, the maximum amount payable pursuant to all Performance Awards to any Participant in the aggregate in any calendar year is $8,000,000 in value, whether payable in cash, Shares, or other property.

Stock Options. Options may be Incentive Stock Options or Non-Qualified Stock Options for federal income tax purposes. Options vest and become exercisable at such times and upon such terms and conditions as determined by the Committee; provided, however, (a) an Option may not be exercisable more than ten years after the date it is granted, and (b) the per-Share exercise price for any Option may not be less than 100 percent of the fair market value of a Share on the day that the Option is granted, except for Options granted in assumption or replacement of outstanding stock options in connection with specified corporate transactions.

Stock Appreciation Rights. A Stock Appreciation Right entitles the Participant upon exercise to receive a per-Share amount equal to the excess of the fair market value on the exercise date of one Share over the strike price. Stock Appreciation Rights vest and become exercisable at such times and upon such terms and conditions as determined by the Committee; provided, however, the per-Share strike price for any Stock Appreciation Right may not be less than 100 percent of the fair market value of a Share on the day that the Stock Appreciation Right is granted, except for Stock Appreciation Rights granted in assumption or replacement of outstanding stock appreciation rights in connection with specified corporate transactions.

Stock Awards. A Stock Award is an outright grant of Shares to a Participant. Stock Awards may only be made to officers and directors, must be made in lieu of salary or cash bonus, and the number of Shares awarded must be reasonable.

Restricted Stock and Restricted Stock Units. Restricted Stock is a grant to a Participant of Shares that are subject to a vesting schedule. The holder of Restricted Stock is a stockholder of record with respect to the underlying Shares, and is entitled to vote such Shares and to receive any dividends paid on the Shares. A Restricted Stock Unit is a right that entitles the holder to receive Shares at some future date; the holder of a Restricted Stock Unit does not have the right to vote, and generally is not entitled to receive dividends on the Shares underlying the Restricted Stock Unit until such Shares are actually issued. Restricted Stock and Restricted Stock Units must have a minimum vesting period of three years, except in the case of Restricted Stock and Restricted Stock Units that are conditioned on performance, or that are awarded to non-employee directors, which may have a minimum vesting period of one year.

Performance Awards. Performance Awards are structured to qualify as deductible "performance-based" compensation for purposes of Section 162(m) of the Code. A Performance Award is conditioned upon the achievement of one or more Performance Criteria, as set forth in the amended and restated Plan. Performance Goals may reflect the performance of the Company as a whole or that of a particular business unit, or a relative comparison to the performance of the Company's peer group. In addition, the Committee may designate Performance Goals to include or exclude the effect of certain items or events.

Adjustments Upon Certain Corporate Events. In the event that the Committee determines that any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares, then the Committee will, in such manner as it may deem equitable, appropriately adjust: (a) the number and type of Shares available under the amended and restated Plan; (b) the number and type of Shares subject to outstanding Awards; or (c) the per-Share exercise price, strike price, or purchase price of any outstanding Award.

Vesting in the Event of Termination following a Change in Control. If set forth in the applicable Award Agreement, then in the event of the involuntary termination of employment other than for Cause within two years following a Change of Control, all of a Participant's outstanding Awards shall immediately vest. In addition, if set forth in the applicable Award Agreement, then all of the Participant's outstanding Performance Awards shall be deemed to have achieved target level performance, and the Participant shall be entitled to receive a pro rata portion of such Awards.

Clawback. The Company will, to the extent permitted by governing law, require reimbursement of a portion of any compensation received under any or all awards to a Participant where: (a) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a substantial restatement; (b) in the Committee's view the Participant engaged in fraud or misconduct that caused or partially caused the need for the substantial restatement; and (c) a lower payment would have been made to the Participant based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual Participant's compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest; provided that the Company will not seek to recover compensation paid more than three years prior to the date the applicable restatement is disclosed.

Amendment and Termination. The Board may amend, alter, suspend, discontinue, or terminate the amended and restated Plan without stockholder approval; provided, however, that the prior approval of the stockholders of the Company is required for any amendment to the amended and restated Plan that: (a) requires stockholder approval under the rules or regulations of the SEC, The NASDAQ Stock Market® ("NASDAQ") or other securities exchange that are applicable to the Company; (b) increases the number of Shares authorized under the Plan; (c) increases the limitations on Awards contained in the amended and restated Plan; (d) permits repricing of Options or Stock Appreciation Rights; (e) permits the grant of Options or Stock Appreciation Rights at a per-Share price less than 100 percent of the fair market value of a Share on the date of grant; or (f) would cause Section 162(m) to become unavailable with respect to Awards granted under the Plan.

Equity Compensation Plan Information

The following table summarizes, as of May 31, 2010, the number of shares subject to currently outstanding equity awards, their weighted-average exercise price, and the number of shares available for future grants under the 2002 Plan, before taking into account the additional number of shares that would be authorized for issuance if the Plan Amendments are approved:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	13,613,000	$34.46	14,130,000
Equity compensation plans not approved by security holders(1)	550,000	$30.68	—
Total	14,163,000	$34.31	14,130,000

(1) Jonathan J. Judge received 550,000 options to purchase common stock on October 1, 2004 under a non-qualified stock option agreement.

New Plan Benefits

Because awards under the amended and restated Plan are discretionary, we are not able to determine the benefits or amounts that will hereafter be received by or allocated to each NEO, all current executive officers as a group, or all employees, including officers who are not executive officers, as a group.

Securities Act Registration

The Company intends to register the additional 10,000,000 Shares issuable and purchasable under the amended and restated Plan pursuant to a Registration Statement on Form S-8 as soon as practicable, subject to the stockholders' approval of the amended and restated Plan at the Annual Meeting.

Tax Status of Plan Awards

Unless otherwise defined in this tax status, capitalized terms used in this summary have the meanings given such terms in the amended and restated Plan.

Introduction. The following discussion of the United States federal income tax consequences of Awards under the amended and restated Plan, as proposed, is based on present federal tax laws and regulations and does not purport to be a complete description of the federal income tax laws. Participants may also be subject to certain foreign, state, and local taxes which are not described below.

Incentive Stock Options. Pursuant to the requirements of Section 422 of the Code, only employees are eligible to receive Incentive Stock Options. If an Option is an Incentive Stock Option, no income is realized by the employee upon grant or exercise of the Incentive Stock Option, and no deduction is available to the Company at such times. If the Shares purchased upon the exercise of an Incentive Stock Option (although the spread on the exercise date is a preference item for alternative minimum tax purposes) are held by the employee for at least two years from the date of the grant of such Incentive Stock Option and for at least one year after exercise, any resulting gain is taxed at the long-term capital gains rates. If the Shares purchased pursuant to an Incentive Stock Option are disposed of before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the Shares at the time of exercise and the exercise price of the Incentive Stock Option, is taxed at ordinary income rates as compensation paid to the employee, and the Company is entitled to a deduction for an equivalent amount. Any amount realized by the employee in excess of the fair market value of the Shares at the time of exercise is taxed at capital gains rates.

Non-Qualified Stock Options. If an Option is a Non-Qualified Stock Option, no income is realized by the Participant at the time of grant of the Non-Qualified Stock Option, and no deduction is available to the Company at such time. At the time of exercise, ordinary income is realized by the Participant in an amount equal to the difference between the exercise price and the fair market value of the Shares on the date of exercise, and the Company receives an income tax deduction for such amount. Upon disposition, any appreciation or depreciation of the Shares after the date of exercise will be treated as capital gain or loss depending on how long the Shares have been held.

Stock Appreciation Rights. No income is realized by a Participant at the time a Stock Appreciation Right is granted, and no deduction is available to the Company at such time. When a Stock Appreciation Right is exercised, ordinary income is realized in the amount of the fair market value at such time the Shares are received by the Participant, and the Company is entitled to a deduction of equivalent value.

Stock Awards. Upon the grant of a Stock Award, a Participant realizes taxable income equal to the fair market value at such time the Shares are received by the Participant under such Award (less the purchase price therefore, if any), and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding tax deduction at that time.

Restricted Stock. Upon the grant of Restricted Stock, no income is realized by a Participant (unless the Participant timely makes an election under Section 83(b) of the Code), and the Company is not allowed a deduction at that time. When the Award vests and is no longer subject to a substantial risk of forfeiture for income tax purposes, the Participant realizes taxable ordinary income in an amount equal to the fair market value at the time of vesting of the Shares of Restricted Stock which have vested (less the purchase price therefore, if any), and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding deduction at such time. If a Participant makes a timely election under Section 83(b) of the Code, then the Participant recognizes taxable ordinary income in an amount equal to the fair market value at the time of grant of the Restricted Stock (less the purchase price therefore, if any), and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding deduction at such time.

Restricted Stock Units. Upon the grant of Restricted Stock Units, no income is realized by a Participant, and the Company is not allowed a deduction at that time. When the Award vests and is no longer subject to a substantial risk of forfeiture for income tax purposes, the Participant realizes taxable ordinary income in an amount equal to the fair market value at the time of vesting of the Shares received by the Participant under such Award (less the purchase price therefore, if any), and, subject to the limitations of Section 162(m) of the Code, the Company is entitled to a corresponding deduction at such time.

Performance Awards. A Participant receiving a Performance Award will not recognize income and the Company will not be allowed a tax deduction at the time the Award is granted. When the Participant receives payment of the Performance Award, the amount of cash and the fair market value of any Shares received will be ordinary income to the Participant and the Company is entitled to a corresponding deduction at such time.

Stock Price

The closing price of a Share reported on NASDAQ on August 16, 2010, was $25.02 per share.

PROPOSAL 3 • RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP as the Company's independent accountants for the fiscal year ending May 31, 2011. Although action by stockholders in this matter is not required, the Audit Committee believes that it is appropriate to seek stockholder ratification of this appointment and to seriously consider stockholder opinion on this issue. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent accountants, but may still retain them.

Representatives from Ernst & Young LLP, the Company's independent accountants since 1983, will be present at the Annual Meeting, will be afforded the opportunity to make any statements they wish, and will be available to respond to appropriate questions from stockholders.

To ratify the appointment of Ernst & Young LLP, a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting must be voted for the proposal.

The Board of Directors recommends a vote FOR the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2011.

Fees For Professional Services

The following table shows the aggregate fees for professional services rendered for the Company by Ernst & Young LLP:

	Year Ended May 31,	
	2010	2009
Audit fees	$613,000	$633,000
Audit-related fees	169,000	165,000
Total fees	$782,000	$798,000

Audit fees for fiscal 2010 and for the fiscal year ended May 31, 2009 ("fiscal 2009") were for professional services rendered for the audits of the Company's annual consolidated financial statements, reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, and for the audits of the effectiveness of internal control over financial reporting.

Audit-related fees for fiscal 2010 and fiscal 2009 were for employee benefit plan audits and other reports.

There were no tax or other non-audit-related services provided by the independent accountants for fiscal 2010 and fiscal 2009.

Audit Committee Policy on Pre-Approval of Services of Independent Accountants

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent accountants. The Audit Committee pre-approved all such audit and audit-related services provided by the independent accountants during fiscal 2010 and fiscal 2009.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's financial reporting process on behalf of the Board and is composed entirely of independent directors. The Audit Committee is governed by a written charter and its primary responsibilities are highlighted in the Corporate Governance section of this Proxy Statement.

Paychex management is responsible for the preparation of the consolidated financial statements, the financial reporting process, and for the Company's internal controls over financial reporting. Ernst & Young LLP, the Company's independent accountants, is responsible for performing independent audits of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board. The independent accountants are also responsible for expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. The Audit Committee monitors and oversees these processes.

As part of the oversight processes, the Audit Committee regularly meets with management, the Company's internal auditors, and the independent accountants. The Audit Committee meets with the internal auditors and independent accountants, with and without management present, to discuss the overall scope and plans for various audits, results of their examinations, their evaluations of the Company's internal controls, and the overall quality and effectiveness of the Company's financial reporting process and legal and ethical compliance programs, including the Company's Code of Business Ethics and Conduct. The Audit Committee held seven meetings during fiscal 2010 and had full access to each of the aforementioned parties.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent accountants the consolidated financial statements for fiscal 2010, including a discussion on the quality and acceptability of the Company's accounting policies, the reasonableness of significant judgments and estimates, and the clarity of disclosures in the consolidated financial statements. The Audit Committee also monitored the progress and results of testing of internal controls over financial reporting, reviewed reports from management and internal audit regarding design, operation, and effectiveness of internal controls over financial reporting, and reviewed the report from the independent accountants regarding the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The independent accountants have provided the Audit Committee with the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding independent accountants' communications with the audit committee concerning independence, and the Audit Committee has discussed with the independent accountants and management the accountants' independence. There were no non-audit services provided to the Company by the independent accountants during fiscal 2010 that required consideration by the Audit Committee.

Based upon the reviews and discussions referred to above, the Audit Committee recommended and the Board approved that the audited consolidated financial statements be included in the Company's Form 10-K for fiscal 2010 for filing with the SEC. The Audit Committee has recommended for approval by the Board the selection of the Company's independent accountants.

The Audit Committee:

David J. S. Flaschen, *Chairman*
Grant M. Inman
Pamela A. Joseph

CORPORATE GOVERNANCE

Information About the Board of Directors and Corporate Governance

The Board is elected by the stockholders to oversee the overall success of the Company, review its operational and financial capabilities, and periodically assess its long-term strategic objectives. The Board serves as the final decision-making body of the Company, except for those matters for which authority is reserved for, or shared with, the stockholders. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the day-to-day business of the Company.

The Board currently separates the role of Chairman of the Board from the CEO. The Board believes that the Company is best served by having a Chairman who has in-depth knowledge of the Company's operations and the industry. Mr. Golisano's extensive experience as founder and former CEO qualify him to lead the Board, particularly as it focuses on strategic risks and opportunities facing the Company. Our corporate governance guidelines also provide that the Board will designate a Lead Independent Director, currently Mr. Tucci, who has the responsibility for conducting regularly scheduled executive sessions of the independent directors.

The Board held four meetings during fiscal 2010. To the extent practicable, directors are expected to attend all Board meetings and meetings of the committees on which they serve. During fiscal 2010, each director attended 80% or more of the Board meetings and committee meetings on which the director served. Directors are encouraged to attend annual meetings of stockholders. All directors attended the 2009 Annual Meeting of Stockholders.

Regularly scheduled executive sessions of the independent members of the Board, without members of management, are held in conjunction with meetings of the Board. When required or as appropriate, matters presented to the Board by the Governance and Compensation Committee are discussed and decided upon in executive session by the independent directors, which in fiscal 2010 were all directors except for Mr. Golisano and Mr. Judge.

Risk Oversight

One of the functions of the Board is oversight of risks inherent in the operation of the Company's business. The Board fulfills this function through regular reports from officers for oversight of particular risks within the Company, through review of the Company's strategic plan, and through delegation of certain risk oversight functions to various committees. The Audit Committee has oversight responsibility for risks related to the integrity of our financial statements and internal controls over financial reporting. The Investment Committee has established a policy outlining risk-tolerance and detailing requirements for the Company's investment portfolios and oversees compliance with that policy. The Governance and Compensation Committee oversees risks related to compensation programs, as discussed in greater detail below, as well as risks related to corporate governance matters including succession planning, director independence, and related-person transactions. The responsibilities of each committee are detailed in the individual committee charters, which are available on the Company's website and are summarized on page 21 of this Proxy Statement.

As part of its risk oversight, the Board conducted an assessment of risks arising from the Company's compensation programs. The Governance and Compensation Committee reviewed such programs with its independent compensation consultant. The Governance and Compensation Committee's assessment included a review of mitigating factors including the performance metrics used in each compensation arrangement, the balance of fixed and variable and short-term and long-term compensation, stock ownership guidelines, and recoupment and other forfeiture provisions. Based on this review, the Governance and Compensation Committee concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Board of Directors Committees

The Board has established four standing committees with the following director assignments and independence determination:

Name	Independence[(1)]	Executive Committee	Audit Committee	Investment Committee	Governance and Compensation Committee
B. Thomas Golisano		X			
Jonathan J. Judge		Chairman			
David J. S. Flaschen	X		Chairman	X	X
Grant M. Inman	X		X	Chairman	X
Pamela A. Joseph	X		X		
Joseph M. Tucci	X				Chairman
Joseph M. Velli	X			X	X
Number of meetings held by committee during fiscal 2010		0	7	2	5

(1) Directors are independent within the meaning of applicable SEC and NASDAQ director independence standards.

The Board has determined that all members of the Audit Committee meet the independence, experience, and other applicable NASDAQ listing requirements and applicable SEC rules regarding independence, and that Mr. Flaschen qualifies as an "Audit Committee Financial Expert," as defined by applicable SEC rules. The Board has also determined that all members of the Governance and Compensation Committee meet the NASDAQ independence criteria.

Executive Committee. The primary responsibility of the Executive Committee is to exercise all the powers and authority of the Board except as limited by law.

Audit Committee. The primary responsibilities of the Audit Committee are to:

- serve as an independent and objective party to monitor the Company's financial reporting process and internal control system;
- review the performance and independence of the Company's independent accountants;
- review and appraise the performance of the Company's internal auditors; and
- provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditors, and the Board.

Investment Committee. The primary responsibilities of the Investment Committee are to:

- review the Company's investment policies and strategies, and the performance of the Company's investment portfolios; and
- determine that the investment portfolios are managed in compliance with the established investment policy.

Governance and Compensation Committee. The primary responsibilities of the Governance and Compensation Committee are to:

- evaluate compensation for the directors, CEO, and senior executive officers;
- provide general oversight with respect to governance of the Board, including periodic review and assessment of corporate governance policies;
- identify, evaluate, and recommend to the Board candidates for nomination for election to the Board; and
- review annually the independence of directors.

The Audit, Investment, and Governance and Compensation Committees' responsibilities are more fully described in each committee's charter adopted by the Board, which are accessible on the Company's website at www.paychex.com at the Investor Relations section under "Corporate Governance."

Nomination Process

The Governance and Compensation Committee functions as our nominating committee. The Board has determined that it is necessary for the continued success of the Company to ensure that the Board is composed of individuals having a variety of complementary experience, education, training, and relationships relevant to the then-current needs of the Board and the Company. The Board's Nomination Policy included in the Governance and Compensation Committee Charter is intended to achieve this result.

In evaluating candidates for nomination to the Board, including candidates for nomination recommended by a stockholder, the Nomination Policy requires Governance and Compensation Committee members to consider the contribution that a candidate for nomination would be expected to make to the Board and the Company, based upon the current composition and needs of the Board, and the candidate's demonstrated business judgment, leadership abilities, integrity, prior experience, education, training, relationships, and other factors that the Board determines relevant. In identifying candidates for nomination to fill vacancies created by the expiration of the term of any incumbent director, the Nomination Policy requires Governance and Compensation Committee members to determine whether such incumbent director is willing to stand for re-election and, if so, to take into consideration the value to the Board and to the Company of their continuity and familiarity with the Company's business. The Board has previously used a third-party search firm to identify director candidates and the charter authorizes the Governance and Compensation Committee to continue this practice.

The Nomination Policy requires the Governance and Compensation Committee to consider candidates for nomination to the Board recommended by any reasonable source, including stockholders. Stockholders who wish to do so may recommend candidates for nomination by identifying such candidates and providing relevant biographical information in written communications to the Chairman of the Governance and Compensation Committee in accordance with the policy described on page 23 in the section entitled "Communications with the Board of Directors."

Policy on Transactions with Related Persons

It is the Company's policy to avoid transactions with related persons. However, there may be occasions when a transaction with a related person is in the best interest of the Company. The Company's policies and procedures for review and approval of related-persons transactions appear in the Company's Standards of Conduct, Conflict of Interest, and Employment of Relatives Standards, which are internally distributed, and in the Company's Code of Business Ethics and Conduct, which is posted on the Company's website.

All employees are required to disclose specified transactions, which include certain financial interests in or relationships with any supplier, customer, partner, subcontractor, or competitor; serving on the board of non-profit organizations; and engaging in any activity that could create the appearance of a conflict of interest, including financial involvement or dealings with employees or representatives of the types of entities listed above. The Company reviews and determines if a conflict of interest exists related to any such transactions. For officers, the Company's Chief Financial Officer ("CFO") oversees the review of such transactions.

Members of the Board are required to disclose to the Chairman of the Board or the Chairman of the Governance and Compensation Committee any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, including engaging in any conduct or activities that would impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

The Company's finance department annually reviews the Company's listing of related parties for determination of potential related-person transactions that would be disclosable in the Company's periodic reports or proxy materials under United States generally accepted accounting principles ("GAAP") and SEC rules.

The Governance and Compensation Committee is required to consider all questions of possible conflicts of interest of Board members and executive officers, including review and approval of transactions of the Company in excess of $120,000 in which a director, executive officer, or an immediate family member of a director or executive officer has an interest.

Mr. Tucci, a member of the Board, is the Chairman, President, and Chief Executive Officer of EMC Corporation. During fiscal 2010, the Company purchased through negotiated transactions approximately $3.2 million of data processing equipment and software from EMC Corporation. Mr. Tucci was not personally involved in the negotiation of these transactions and such transactions were approved by the Board.

Mr. Judge, the Company's President and CEO, is a member of the Board of Directors of Dun & Bradstreet Corporation. During fiscal 2010, the Company purchased $0.4 million of services from Dun & Bradstreet Corporation.

Governance and Compensation Committee Interlocks and Insider Participation

None of the members of the Governance and Compensation Committee were at any time during fiscal 2010, or at any other time, an officer or employee of the Company. Mr. Tucci, a member of the Board, is Chairman of the Governance and Compensation Committee, and is also an executive of EMC Corporation. As noted above, the Company purchases data processing equipment and software from EMC Corporation. During fiscal 2010, no member of the Governance and Compensation Committee or Board was an executive officer of another entity on whose compensation committee or board of directors an executive officer of Paychex served.

Communications with the Board of Directors

The Board has established procedures to enable stockholders and other interested parties to communicate in writing with the Board, including the chairman of any standing committee of the Board. These procedures cover recommendations by stockholders of candidates for nomination for election to the Board. Written communications should be clearly marked "Stockholder and Other Interested Parties — Board Communication," and be mailed to Paychex, Inc. at 911 Panorama Trail South, Rochester, New York, 14625-2396, Attention: Corporate Secretary. In the case of communications intended for committee chairmen, the specific committee must be identified. Any such communications that do not identify a standing committee will be forwarded to the Board. The Corporate Secretary will promptly forward all stockholder and other interested party communications to the Board or to the appropriate standing committee of the Board, as the case may be.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers, and beneficial owners of more than 10% of the Company's common stock to file reports of their ownership and changes in their ownership of the Company's equity securities with the SEC. Based solely on our review of information supplied to the Company and filings made with the SEC, the Company believes that during fiscal 2010, its directors, executive officers, and greater than 10% beneficial owners have complied in a timely manner with all applicable Section 16 filing requirements.

CODE OF BUSINESS ETHICS AND CONDUCT

The Company has a Code of Business Ethics and Conduct that applies to all of its directors, officers, and employees. The Company requires all to adhere to this code in addressing legal and ethical issues that they encounter in the course of doing their work. This code requires our directors, officers, and employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner, and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed and understand this code. In addition, each year all employees are reminded of and asked to affirmatively acknowledge their obligation to follow the code. The Code of Business Ethics and Conduct is available for review on the Company's website at www.paychex.com at the Investor Relations section under "Corporate Governance." The Company intends to disclose any amendment to, or waiver from, a provision of its Code of Business Ethics and Conduct that relates to any element of the code of ethics definition enumerated in Item 406 of SEC Regulation S-K by posting such information on its website at the address specified above.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our financial results for fiscal 2010 were impacted by the cumulative adverse effect of the recession and global financial crisis that began in 2008. These results, while reflecting a decline compared to the prior fiscal year, were in line with our expectations. These expectations were considered in the Company's goal setting process for fiscal 2010. The Company's financial performance was a significant factor in the executive compensation decisions that were made for fiscal 2010. For more information about our fiscal 2010 business results, see the section of our Fiscal 2010 Annual Report on Form 10-K titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following highlights the Governance and Compensation Committee's key compensation decisions for fiscal 2010, as reported in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement:

- For fiscal 2010, the performance targets established and actual results achieved related to the annual officer performance incentive program (the "annual incentive program") were as follows:

$ In Millions	Performance Targets Established			Actual Results
	Threshold	Target	Maximum	Achieved
Annualized New Business Revenue	$ 471	$ 496	$ 511	$ 458
Annual Service Revenue	$1,920	$1,980	$2,005	$1,946
Annual Operating Income, Net of Certain Items	$ 656	$ 683	$ 696	$ 686
Annual Operating Income, Net of Certain Items, as a Percentage of Annual Service Revenue	33.7%	34.5%	34.7%	35.2%

  The quantitative portion of the annual incentive program was based on achievement compared to the established targets. The cumulative impact of the weak economy on our client base and check volume resulted in annual service revenue for fiscal 2010 falling short of the established target but above the threshold. However, strong cost control measures aided in achieving the target result for annual operating income, net of certain items, with overachievement for annual operating income, net of certain items, as a percentage of annual service revenue. For fiscal 2010, the CEO received approximately 78% of the quantitative component of his target annual incentive program and NEOs, exclusive of Mr. Humenik, received 86% of the quantitative component of their target annual incentive program. Refer to pages 27 and 28 of this Proxy Statement for a more detailed discussion of the annual incentive program and the Board's use of discretion in determining performance achievement.

- In July 2009, the NEOs were granted annual equity-based compensation in the form of stock options and restricted stock awards. The quantity of awards granted was determined based on a total estimated value, which may have been adjusted for each NEO based on individual performance, retention considerations, and/or overall Company performance. Refer to page 28 of this Proxy Statement for further discussion of equity-based compensation.

- In July 2009, the Committee approved a special award of stock options to the NEOs. This special award was related to the total estimated value that the officers should have received for their July 2008 stock option awards. For further discussion of this award and the circumstances surrounding it, refer to page 29 of this Proxy Statement.

- Delbert Humenik joined the Company in September 2009 as Senior Vice President of Sales and Marketing. Upon his hire, Mr. Humenik received an award of stock options and restricted stock, as detailed in the Grants of Plan-Based Awards For Fiscal 2010 table on page 35 of this Proxy Statement. The terms of these awards were consistent with those the other NEOs received as part of their annual equity grant in July 2009. Mr. Humenik received a pro rata target payout for the annual incentive program for fiscal 2010 as he was not employed by Paychex at the time the goals were set and had limited time with the Company in which to influence results against such goals.

- No salary increases were provided to NEOs during the July 2009 compensation review due to the Company-wide suspension of salary increases that was in place at that time.

Refer to the remainder of this Compensation Discussion and Analysis for a discussion of the overall compensation philosophy, practice, and analysis of elements of the compensation awarded to our NEOs as detailed in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement.

Objectives of Compensation Program

The Company believes in a pay-for-performance approach to NEO compensation. The overall objectives of our officer compensation plan are to provide competitive opportunities when compared with companies of comparable size; attract, retain, and develop highly qualified NEOs; reward exceptional individual performance; tie compensation to our overall financial and strategic objectives; and align the interests of NEOs with the interests of stockholders.

To achieve these objectives, our officer compensation plan has been designed to:

- be closely linked to, and deliver pay opportunities based on, Company and individual performance;
- have incentives based on a focused set of financial, operational, and strategic goals;
- provide the appropriate mix of individualized base salary, variable compensation, and short- and long-term incentives to deliver additional compensation opportunity for superior performance and reduced compensation opportunity in periods where performance goals are not achieved; and
- be clearly communicated to NEOs, stockholders, and other key parties.

Role of Governance and Compensation Committee

As part of the committee's responsibility to evaluate and determine NEO compensation, on an annual basis the committee:

- reviews base salaries for adjustments, if any;
- resets the annual incentive program;
- approves the prior year payouts under the annual incentive program;
- grants equity awards under our 2002 Plan; and
- considers the impact of section 162(m) of the Code.

As outlined in its charter, the committee has the authority to retain consultants and advisors, at the Company's expense, to assist in the discharge of the committee's duties. The committee can retain and dismiss such consultants and advisors at any time. The committee's consultants report directly to the committee and have direct access to the committee through the chairman. The committee requires that any consultant it retains cannot be utilized by management for other purposes. Although management, particularly the Vice President of Organizational Development, may work closely with the committee's consultant, the consultant is ultimately accountable to the committee on matters related to compensation.

Through April 2010, the committee utilized the compensation advisory services of Watson Wyatt Worldwide ("Watson Wyatt"). Beginning in May 2010, the committee retained the services of Steven Hall & Partners ("Steven Hall"), as its independent compensation consultant. Steven Hall has not provided any services to the Company prior to or subsequent to being retained as compensation consultant to the committee. The committee was solely responsible for the decision to retain Steven Hall as its consultant. In fiscal 2010, Watson Wyatt advised the committee on matters of NEO compensation, assisted the committee with analysis and research, and updated the committee on evolving best practices in compensation. Steven Hall was retained to perform these services for fiscal 2011. While Steven Hall may express an opinion on compensation matters, the committee is solely responsible for setting the type and amount of compensation for NEOs.

Management retains the services of First Niagara Consulting as a compensation consultant to advise management on overall compensation strategy and plan design. Generally, compensation plans are developed and proposed by management, with analytical and research assistance by First Niagara Consulting. The committee's consultant reviews reports from management and First Niagara Consulting and offers the committee their opinions on the findings.

Our CEO and our Vice President of Organizational Development provide recommendations to the committee on design elements for compensation. These individuals, and from time to time invited guests including other officers, will be in attendance at the meetings of the committee to present and respond to questions on current or proposed plan design. Annually, our CEO reviews achievement of the recently completed fiscal year's plans and also presents recommendations regarding: salary for each of the NEOs (other than himself); the upcoming fiscal year's annual incentive program structure; and equity awards. Management is excluded from executive sessions of the committee where final decisions on compensation are made, particularly those on our CEO's performance and compensation. Executive sessions occur at each meeting of the committee.

Elements of Compensation

We use a combination of compensation elements, including base salary, annual incentive program, and equity awards delivered under our 2002 Plan. The committee compares our NEOs' compensation plan with that of other NEOs at similar companies, when such information is available. The committee reviews compensation consultants' reports to assess our cash compensation elements of base salary and annual incentive program. The committee strives for our NEOs' compensation to be competitive with our Peer Group. The information provided by the compensation consultant indicates whether our compensation package, if target performance is achieved, is comparable to the median compensation of our Peer Group, given current competitive practices, overall best practices, and other compensation and benefit trends. The committee continues to review each of the elements annually to ensure that compensation is appropriate and competitive to attract and retain a high-performing executive team. The committee, in making its decisions, targets an equitable mix of compensation. For fiscal 2010, NEO compensation packages averaged 48% in cash compensation and 52% in equity-based compensation, based on the value of equity awards as provided in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy statement.

Annually, management provides the committee a summary for the upcoming fiscal year of total cash compensation and equity awards (based on grant date fair value) for all officer levels, from vice president to CEO. The summary is used to evaluate compensation recommendations and the impact to total compensation for each individual.

Management also provides the committee on an annual basis a three-year history of total compensation for all officers, including cash, annual incentive program payout, and equity-based compensation. This history provides a more complete picture of the internal trend of compensation to executive officers, both as a team and as individuals. This summary facilitates discussion that more accurately details individual officer compensation, noting differences that reflect officer tenure, performance, and position in the management structure.

The committee uses these management updates along with peer information as tools to evaluate executive compensation. This information is reviewed in a subjective manner. There is no implied direct or formulaic linkage between peer information and our compensation decisions.

Compensation for our officers is most closely compared to our Peer Group. The committee assesses total compensation at the median of the Peer Group, even though Paychex generally performs above the median. This is not the sole determining factor in the committee's decisions on compensation, and the committee reserves the discretion to adjust compensation based on other factors as discussed above. The Peer Group consists of seventeen companies with comparable revenue and net income who are in a comparable industry, or who are direct competitors of Paychex. The Peer Group companies are not necessarily limited to the markets in which Paychex does business. The Peer Group is comprised of the following industries or segments: a direct competitor in the payroll industry; financial transaction management companies; business services and outsourcing companies; and a human resources outsourcing company.

Our current Peer Group consists of the following companies:

Paychex Peer Group

$ In Millions Company Name	Ticker	Reported Fiscal Year End	Revenue	Net Income	Net Income as a % of Revenue
Direct Competitor Payroll					
Automatic Data Processing, Inc.	ADP	Jun-10	$8,928	$1,211	14%
Financial Transaction Management					
Fiserv, Inc.	FISV	Dec-09	$4,077	$ 476	12%
The Western Union Company	WU	Dec-09	$5,084	$ 849	17%
Total System Services, Inc.	TSS	Dec-09	$1,688	$ 215	13%
Global Payments Inc.	GPN	May-10	$1,642	$ 203	12%
The Brink's Company	BCO	Dec-09	$3,135	$ 200	6%
Business Services and Outsourcing					
DST Systems, Inc.	DST	Dec-09	$2,218	$ 242	11%
The Dun & Bradstreet Corporation	DNB	Dec-09	$1,687	$ 319	19%
Equifax Inc.	EFX	Dec-09	$1,825	$ 234	13%
Broadridge Financial Solutions, Inc.	BR	Jun-10	$2,209	$ 190	9%
Robert Half International Inc.	RHI	Dec-09	$3,037	$ 37	1%
Intuit Inc.	INTU	Jul-10	$3,455	$ 574	17%
Iron Mountain Incorporated	IRM	Dec-09	$3,014	$ 221	7%
Moody's Corporation	MCO	Dec-09	$1,797	$ 402	22%
H&R Block, Inc.	HRB	Apr-10	$3,874	$ 479	12%
TD AMERITRADE Holding Corporation	AMTD	Sep-09	$2,408	$ 644	27%
Human Resources Outsourcing					
Hewitt Associates, Inc.	HEW	Sep-09	$3,074	$ 265	9%
Paychex, Inc.	**PAYX**	**May-10**	**$2,001**	**$ 477**	**24%**
Paychex Percentile Rank			**29%**	**71%**	**94%**

The committee annually reviews and approves the selection of Peer Group companies, adjusting the group from year to year based upon our business and changes in the Peer Group companies' business or comparative metrics. The Peer Group may also be adjusted in the event of mergers, acquisitions, or other significant economic changes. During fiscal 2010, actions were taken by the committee to adjust the Peer Group. Metavante Technologies, Inc. (MV) was removed from the Peer Group as it was acquired by another company. The Western Union Company, TD AMERITRADE Holding Corporation, and The Brink's Company were added to the Peer Group as these are companies with comparable size and operating structure to Paychex.

Base Salary

Annually, base salaries are reviewed to determine what, if any, increase is required. For fiscal 2010, there was no increase in base salaries of NEOs due to a Company-wide suspension of salary increases.

Annual Officer Performance Incentive Program

Our annual incentive program is a cash incentive plan in which payments are made upon the satisfaction of certain quantitative and qualitative components. The quantitative component consists of certain predetermined performance targets. The performance targets for the annual incentive program are established at the beginning of each fiscal year, typically based on the Board-approved fiscal year financial plan. The annual incentive program provides our NEOs the opportunity for additional cash compensation based primarily on the following goals: annualized new business revenue; annual service revenue; annual operating income, net of certain items; and annual operating income, net of certain items, as a percentage of annual service revenue. The targets for payout are established by the committee with consultation of management. The program was established to motivate our NEOs to meet the financial goals set by the Company as presented to its stockholders.

Refer to the table in the Executive Summary on page 24 of this Proxy Statement for more information on the specific targets and actual results achieved for fiscal 2010.

The performance targets of the annual incentive program have both financial and strategic objectives. Targets for the annual incentive program are set at specific financial goals, which are in alignment with stockholder interests. Once the target is determined, it is set for the year and is normally not changed. For extraordinary circumstances, the committee reserves the right to apply discretion.

Historically, the sole exclusion from operating income, net of certain items, has been interest on funds held for clients. Operating income, net of certain items, is considered a non-GAAP measure. At the discretion of the committee, they may adjust for items that are unusual and infrequent in nature. For fiscal 2010, operating income for purposes of measuring performance was adjusted for an $18.7 million expense charge to increase the litigation reserve, the gain on sale of the Company's Stromberg time and attendance operations ("Stromberg"), and an asset disposal. For fiscal 2010, all performance targets with the exception of annualized new business revenue were adjusted to remove the effect of Stromberg post disposition for all NEOs except the CEO. Mr. Judge's performance targets remained unchanged at $1,990 million, $685 million, and 34.4% for annual service revenue, annual operating income, net of certain items, and annual operating income, net of certain items, as a percentage of annual service revenue, respectively.

For fiscal 2010, the annual incentive program applicable to the CEO and the other NEOs was structured into two components — quantitative and qualitative, similar to recent past years. The quantitative component is intended to comply with section 162(m) of the Code for NEOs affected by the $1 million limitation. The CEO's quantitative target percentage as reflected in his separate incentive award agreement is 105% of base salary. The quantitative target percentage for Senior Vice Presidents ("SVPs") is 65% of base salary. For all other vice presidents, the quantitative target percentage is 40% of base salary. As the committee adjusts the allocation of total compensation, the intent is to increase the percentage of total compensation that is performance-based. Mr. Humenik's annual incentive program payout for fiscal 2010 was pro rated based on achievement at target as he was not employed by Paychex at the time the goals were set and had limited time with the Company in which to influence results against such goals.

Each NEO is also assigned a qualitative section under the annual incentive program, with the CEO potentially receiving 20% of base salary and all other NEOs potentially receiving 10% of base salary, the same at threshold, target, and maximum. Individual-specific qualitative goals are established at the beginning of the fiscal year based on functions unique to the individual. These goals are highly subjective and are not always based on quantifiable financial measurements. The committee may determine, at its sole discretion, whether satisfactory achievement has occurred, regardless of whether the officer has achieved the pre-established individual goals. The qualitative component of the annual incentive program is not considered material to the overall compensation for each NEO.

Equity-Based Compensation

To align our NEOs' interests with the long-term interests of our stockholders, the Company grants equity awards under the 2002 Plan. Annual grants of equity awards to the NEOs are approved during the regularly scheduled meeting of the Board in July. The exercise price of the award is typically the closing market price, but never less than 100% of fair market value, on the date of the grant. Historically, the July Board meeting has been scheduled to occur approximately two weeks after the release of our fiscal year-end earnings and upcoming fiscal year financial guidance. Our trading black-out period normally lifts on the third business day following such release of information. The committee anticipates continuing its granting practice. In fiscal 2010, the Board also granted equity awards to individuals upon hire or promotion to executive officer positions. These equity awards were not granted during any trading black-out periods. Recipients are notified shortly after Board approval of their grant, noting the number of stock options or shares of restricted stock granted, the vesting schedule, and exercise price. Any sales restrictions or other terms of the award are also communicated at that time.

In July 2009, the committee granted a blend of stock options and performance-accelerated restricted stock to provide pay for performance. A blend of stock options and restricted stock optimizes total equity awarded and balances risk and reward, aligning with stockholders' interests over the long term. The quantity of stock options and shares of restricted stock awarded was based on an estimated total value, as determined by the committee, with that total value split 55% to stock options and 45% to restricted stock. The estimated total value may be adjusted by the committee at its discretion for individual performance and retention considerations.

The grants of restricted stock awards have time-based vesting with performance-based acceleration to recognize all aspects of the NEOs' contributions to the Company, and to motivate the NEOs to meet our annual and long-term financial targets. The restricted stock granted in July 2009 will vest for active employees on the fifth anniversary of the grant date, unless performance criteria are met for the acceleration of vesting. The performance targets are operating income, net of certain items, and service revenue as established by the committee at the time of grant. If performance targets are met for a fiscal year, up to one-third of the award would vest at that time. If all targets are met for three consecutive years, then the award would be fully vested.

Beginning in fiscal 2009, the committee intended to base equity award grants on the estimated total value of the award as opposed to fixed quantities. The quantity of stock options in the July 2008 award was calculated based on an estimated Black-Scholes value. Subsequent to the committee's approval of the July 2008 stock options, it was determined that the actual Black-Scholes value on the date of grant was lower than the estimated value, resulting in an option grant with a lower compensation value than the committee had approved. Therefore, a special award was granted on July 9, 2009 at an exercise price of $31.95. This exercise price is above the closing stock price of $24.21 on the date of grant, but consistent with the exercise price of the options granted in July 2008. In addition, the committee approved the acceleration of 20% of the award to vest on July 10, 2009, with 20% vesting on each of the next four anniversary dates. The award expires on July 9, 2018.

Information regarding the stock options and restricted stock granted to the NEOs in fiscal 2010 and in prior years are detailed in the Named Executive Officer Compensation tables of this Proxy Statement.

CEO Compensation

It is the responsibility of the committee to evaluate Mr. Judge's performance annually and determine his total compensation. Mr. Judge receives compensation based on his leadership role and the overall performance of the Company. Mr. Judge receives a base salary comparable to the median of salaries for CEOs in our Peer Group. His annual incentive program, as described under "Annual Officer Performance Incentive Program," is also comparable to the median of CEOs in our Peer Group, and is commensurate with his leadership role at the Company. Mr. Judge also receives equity awards under the 2002 Plan. During fiscal 2010, he received annual equity awards of 316,447 stock options and 48,018 shares of performance-accelerated restricted stock. The total value of the awards granted is comparable to the lowest quartile in our Peer Group. Mr. Judge also received a special award on July 9, 2009, as discussed above, for 58,275 options. For fiscal 2010, the committee also awarded Mr. Judge a discretionary bonus of $50,000 as a means to reward Mr. Judge for the successful disposition of Stromberg. Certain elements of Mr. Judge's compensation are significantly higher than those of the SVPs due to the executive structure of the Company.

In addition to the above elements of compensation, Mr. Judge has a severance package, described in his employment agreement which expires November 30, 2010. No written or oral change of control or severance arrangements exist for our NEOs, except for this arrangement with Mr. Judge. For further detail refer to the Change of Control and Severance Arrangement information on page 39 of this Proxy Statement.

Stock Ownership Guidelines

The committee set stock ownership guidelines for our CEO (two times his base salary) and SVPs (one times base salary). The ownership guidelines were established to provide an additional element of retention and to provide long-term alignment with stockholders' interests. For the purposes of achieving the ownership guideline, unvested restricted stock awarded to the executive officers is included.

NEOs of the Company must also adhere to strict standards with regards to trading in the Company's stock. They may not, among other things:

- speculatively trade in the Company's stock;
- short sell any securities of the Company; or
- buy or sell puts or calls on the Company's securities.

Non-Compete and Other Forfeiture Provisions

Our equity-based compensation agreements state that following termination of employment, certain benefits (including equity-based compensation) will be forfeited if the NEO engages in activities adverse to the Company. These activities include competition with the Company during a specified period after termination of employment, solicitation of the Company's clients or employees during a specified period after termination of employment, breach of confidentiality either during or after employment, or engaging in conduct which is detrimental to the Company during the NEO's employment with the Company. Should any of these activities occur, the Company may cancel all or any outstanding portion of the equity awards subject to this provision, and recover the gross value of any vested restricted shares, including all dividends. In the case of non-qualified stock options, the Company may suspend the NEO's right to exercise the option and/or may declare the option forfeited. In addition, the Company may seek to recover all profits from certain prior exercises as liquidated damages and pursue other available legal remedies.

Perquisites

Our NEOs receive benefits in the form of vacation, medical, Company matching contributions to the 401(k) Plan when such contributions are in effect, and other benefits, which are generally available to all our employees. We do not provide our NEOs with pension arrangements, post-retirement health coverage, or other similar benefits, with the exception of access to a non-qualified and unfunded deferred compensation plan.

Deferred Compensation

We offer a non-qualified and unfunded deferred compensation plan to our NEOs. The deferred compensation plan is intended to supplement the NEO's 401(k) Plan account. Due to the limitations on the 401(k) Plan account provided by the Internal Revenue Service, this plan allows for further savings toward retirement for the NEOs and functions similarly to the 401(k) Plan account. Refer to the Non-Qualified Deferred Compensation discussion on page 41 of this Proxy Statement for more information on how our deferred compensation plan functions.

Subsequent Events

In July 2010, the following equity-based compensation was granted to the NEOs.

	Performance Shares at Target	Option Awards	Time-Vested Restricted Stock Awards
John M. Morphy	—	—	21,931
Delbert M. Humenik	12,411	29,786	4,964
Martin Mucci	12,411	29,786	4,964
William G. Kuchta	—	—	10,966

The award quantities granted were determined based on a total estimated value, split between stock options, time-vested restricted stock, and performance shares. A larger portion of the value of the equity was shifted to at-risk, performance-based awards in the form of performance shares and stock options. The balance of equity awards in the form of time-vested restricted stock was granted for retention purposes. The total estimated value for each NEO may have been adjusted for individual performance and retention considerations.

The stock options vest annually in 25% increments over four years. The time-vested restricted shares lapse ratably over three years. The number of performance shares to be received will be based on achievement against targets over a two-year cumulative period. The performance targets are service revenue and operating income, net of certain items, as set by the Board. The NEO must be an employee of the Company at the end of a one-year period following the achievement of performance in order to receive the shares. During that one year, dividends shall accrue to be paid when the NEO receives the shares. As an incentive for long-term retention, in lieu of the above three types of equity awards, Mr. Morphy and Mr. Kuchta received time-vested restricted stock awards that vest ratably over 3 years.

In July 2010, the restrictions lapsed on one-sixth of the July 9, 2009 restricted stock award. This acceleration of lapsing was based on the achievement of the target for operating income, net of certain items. Actual operating income, net of certain items as adjusted based on Board discretion, was $685.5 million for fiscal 2010. The target for service revenue was not achieved. The targets for operating income, net of certain items, to accelerate the lapsing of the outstanding restricted stock awards granted in July 2008, 2007, and 2006 were not achieved, and therefore no lapse occurred.

On July 12, 2010, Paychex announced Mr. Judge's resignation from his position as President and CEO effective July 31, 2010. Until his replacement is in place, the Board has established an executive committee comprised of Mr. Humenik, Mr. Morphy, and Mr. Mucci. Chairman of the Board, B. Thomas Golisano, and the Board will provide oversight for the executive committee.

In connection with his resignation, Mr. Judge signed a separation agreement. The following is a summary of terms and conditions of that agreement.

- Mr. Judge will receive a separation payment of $1.9 million, immediate acceleration on July 31, 2010 of unvested equity awards granted prior to July 1, 2007, and COBRA premiums for health insurance for twelve months.

- An additional 11,111 shares of restricted stock and an additional 30,000 stock options from the July 17, 2007 awards will also vest immediately on July 31, 2010.

- All vested and exercisable equity awards will continue to be governed by applicable plan documents.

- In consideration of the Company entering into the agreement, Mr. Judge has agreed to certain non-compete, non-disparagement, confidentiality, and non-solicitation provisions. In addition to the agreement and in consideration of benefits received as indicated above, Mr. Judge entered into a general release of all claims with the Company.

- Certain terms of Mr. Judge's employment agreement dated November 30, 2007 survive the separation and remain in full force as do the non-competition, non-solicitation, confidentiality, and detrimental conduct provisions of Mr. Judge's July 2008 and July 2009 equity compensation agreements with the Company.

Impact of the Internal Revenue Code

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid to certain officers to $1 million, unless specified requirements are met. The committee has carefully considered the impact of this provision as one factor among others in structuring NEO compensation. At this time, it is the committee's intention to continue to compensate all NEOs based on overall performance. The committee expects that most compensation paid to NEOs will qualify as a tax-deductible expense. For fiscal 2010, our annual incentive program was designed to provide incentive compensation that would not count against the $1 million limitation, including the quantitative component of the NEOs' annual performance incentive. However, within the NEOs' annual incentive there is a portion of the payout which is qualitative and is not exempt from the application of Section 162(m). As a result of this qualitative component, $0.1 million of compensation expenses did not qualify as a tax-deductible expense during fiscal 2010.

THE GOVERNANCE AND COMPENSATION COMMITTEE REPORT

The Governance and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in the Proxy Statement with management. Based on such review and discussion, the committee recommends to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement and the Company's Form 10-K for fiscal 2010.

The Governance and Compensation Committee:

Joseph M. Tucci, *Chairman*
David J. S. Flaschen
Grant M. Inman
Joseph M. Velli

NAMED EXECUTIVE OFFICER COMPENSATION

FISCAL 2010 SUMMARY COMPENSATION TABLE

The table below presents the total compensation paid or earned by each of the NEOs.

Name and Principal Position	Fiscal Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3],[4]	Non-Equity Incentive Plan Compensation[5]	All Other Compensation[6]	Total
Jonathan J. Judge . . . . President and CEO	2010	$ 915,000	$ 50,000	$ 1,162,516	$ 1,567,449	$ 934,825	$ 27,613	$ 4,657,403
	2009	$ 915,000	$ —	$ 1,461,393	$ 1,340,675	$ 320,250	$ 30,221	$ 4,067,539
	2008	$ 908,606	$ —	$ 1,463,696	$ 1,765,500	$1,055,388	$ 39,652	$ 5,232,842
John M. Morphy . . . . Senior Vice President, CFO, and Secretary	2010	$ 439,245	$ —	$ 232,513	$ 313,493	$ 289,902	$ —	$ 1,275,153
	2009	$ 435,611	$ —	$ 292,279	$ 268,133	$ 87,849	$ 8,941	$ 1,092,813
	2008[7]	$ 411,498	$ —	$ 1,610,048	$ 353,100	$ 296,851	$ 8,712	$ 2,680,209
Delbert M. Humenik . . . . . Senior Vice President, Sales and Marketing	2010	$ 275,385	$ —	$ 224,976	$ 274,439	$ 225,000	$ 18,648	$ 1,018,448
Martin Mucci . . . . Senior Vice President, Operations	2010	$ 428,003	$ —	$ 232,513	$ 316,114	$ 282,482	$ —	$ 1,259,112
	2009	$ 423,911	$ —	$ 319,500	$ 291,600	$ 85,601	$ 7,254	$ 1,127,866
	2008	$ 398,300	$ —	$ 292,748	$ 353,100	$ 286,550	$ 8,359	$ 1,339,057
William G. Kuchta . . . . . . Vice President, Organizational Development	2010	$ 305,513	$ —	$ 116,256	$ 156,757	$ 135,902	$ —	$ 714,428
	2009	$ 303,796	$ —	$ 146,171	$ 134,070	$ 53,465	$ 10,169	$ 647,671
	2008	$ 292,512	$ —	$ 146,396	$ 176,550	$ 143,648	$ 7,029	$ 766,135

(1) The amount in this column represents a discretionary bonus awarded to Mr. Judge as a reward for the successful disposition of Stromberg.

(2) The amounts in this column reflect the grant date fair value of restricted stock awards granted during the respective fiscal year and do not reflect whether the recipient has actually realized a financial gain from such awards (such as lapse in a restricted stock award). The fair value of restricted stock awards is determined based on the closing price of the underlying common stock on the date of grant. The resulting fair values were $24.21 per share, $31.95 per share, and $43.91 per share for the restricted stock awards granted in fiscal years 2010, 2009, and 2008, respectively. Mr. Humenik was hired subsequent to the July 2009 grant and received an award on September 28, 2009 at a fair value of $29.29 per share. Refer to the Grants of Plan-Based Awards For Fiscal 2010 table on page 35 of this Proxy Statement for further information on restricted stock awards granted in fiscal 2010.

(3) The amounts in this column reflect the grant date fair value for stock option awards granted during the respective fiscal year and do not reflect whether the recipient has actually realized a financial gain from such awards (such as by exercising stock options). The fair value for the stock option awards was determined using a Black-Scholes option pricing model. The assumptions and resulting per share fair value for option grants included in the amounts disclosed are as follows:

	September 2009	July 2009 (Special Award)	July 2009	July 2008	July 2007
Risk-Free Interest Rate	3.1%	2.7%	3.0%	3.5%	5.0%
Dividend Yield	4.7%	4.5%	4.5%	3.3%	2.7%
Volatility Factor	.27	.28	.28	.28	.27
Expected Option Term Life in Years	6.5	5.5	6.5	6.5	6.5
Fair Value	$4.90	$2.57	$4.48	$7.29	$11.77

(4) The amounts in this column include the one-time special award made in July 2009 as discussed in more detail on page 29 of this Proxy Statement.

(5) The amounts in this column are the amounts earned under the annual incentive program. These amounts were paid in July following the applicable fiscal year.

(6) The amounts in this column include the Company's matching contributions under the 401(k) Plan. For fiscal 2010, there were no Company matching contributions reported as a result of suspension of the employer match in April 2009. The amounts for Mr. Judge and Mr. Humenik include costs to attend certain sales events to recognize top performers in sales, not to exceed 2% of the sales force, for fiscal years 2010, 2009, and 2008. Within those costs are tax gross-ups of $9,204, $6,017, and $9,368 for each of the respective fiscal years for Mr. Judge and tax gross-up of $6,216 for Mr. Humenik for fiscal 2010.

(7) The stock award total for Mr. Morphy in fiscal 2008 includes an additional one-time restricted stock award of 30,000 shares, with a total grant date fair value of $1,317,300, to provide incentive for long-term retention.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2010

The table below presents estimated possible payouts under the Company's annual incentive program for fiscal 2010 based on achievement of performance objectives at various levels for the Company and individual NEOs. It also summarizes equity awards granted in fiscal 2010 to each of the NEOs. This information does not set forth the actual payout awarded to the NEOs for fiscal 2010.

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Jonathan J. Judge	Annual Incentive Program	7/9/2009	$ 457,500	$ 1,143,750	$ 1,830,000				
	Restricted Stock	7/9/2009				48,018			$1,162,516
	Stock Option	7/9/2009					316,447	$24.21	$1,417,682
	Stock Option(5)	7/9/2009					58,275	$31.95	$ 149,767
John M. Morphy	Annual Incentive Program	7/9/2009	$ 131,774	$ 329,434	$ 527,094				
	Restricted Stock	7/9/2009				9,604			$ 232,513
	Stock Option	7/9/2009					63,290	$24.21	$ 283,539
	Stock Option(5)	7/9/2009					11,655	$31.95	$ 29,954
Delbert M. Humenik	Annual Inventive Program(6)	9/28/2009	$ 225,000	$ 225,000	$ 360,000				
	Restricted Stock	9/28/2009				7,681			$ 224,976
	Stock Option	9/28/2009					56,008	$29.29	$ 274,439
Martin Mucci	Annual Incentive Program	7/9/2009	$ 128,401	$ 321,002	$ 513,604				
	Restricted Stock	7/9/2009				9,604			$ 232,513
	Stock Option	7/9/2009					63,290	$24.21	$ 283,539
	Stock Option(5)	7/9/2009					12,675	$31.95	$ 32,575
William G. Kuchta	Annual Incentive Program	7/9/2009	$ 61,103	$ 152,757	$ 244,410				
	Restricted Stock	7/9/2009				4,802			$ 116,256
	Stock Option	7/9/2009					31,647	$24.21	$ 141,779
	Stock Option(5)	7/9/2009					5,828	$31.95	$ 14,978

(1) The amounts in these columns consist of possible annual incentive payouts under our annual incentive program for fiscal 2010. The amounts actually earned by each NEO in fiscal 2010 are reported as Non-Equity Incentive Plan Compensation in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement.

(2) The amounts in this column consist of restricted stock awards granted in fiscal 2010 under the 2002 Plan. All shares underlying these awards are restricted in that they are not transferable until they vest. These shares vest on the fifth anniversary of the grant date, provided the NEO is an employee of the Company on that date. Vesting of these shares will accelerate up to one-third of the grant for each fiscal year in which pre-established dollar targets for operating income, net of certain items, and service revenue are achieved. Upon death or disability, these shares fully vest. The NEOs have voting rights and earn dividends on the underlying shares. Dividends are paid at the time of vesting.

(3) The amounts in this column consist of stock option awards granted in fiscal 2010 under the 2002 Plan. With the exception of the special award as indicated in note 5, these stock option awards have an exercise price equal to the closing stock price on the date of grant, have a term of ten years, and vest 20% per annum over a five-year period. Upon death or disability, all unvested options fully vest.

(4) The amounts in this column represent the aggregate grant date fair value of restricted stock and stock option awards granted in fiscal 2010 under the 2002 Plan. The fair values of the restricted stock awards were $24.21 for the July 2009 awards and $29.29 for Mr. Humenik's September 2009 award. The fair values were equal to the price of the underlying common stock on the date of grant. The fair values of the July 2009 annual stock option award (see note 5 for the special stock option award) and Mr. Humenik's September 2009 stock option award were $4.48 and $4.90 per share, respectively, and were determined using a Black-Scholes option pricing model.

(5) This one-time special stock option award had a fair value of $2.57, with shares vesting 20% on July 10, 2009 and 20% on each of the next four anniversaries of the grant date. These grants expire on the ninth anniversary of the grant date.

(6) The minimum pro-rated payout Mr. Humenik would have received was based on achievement at target for fiscal 2010 as he was not employed by the Company at the time the goals were set and had limited time with the Company in which to influence results against such goals.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

No stock option exercises or restricted stock lapses occurred for the NEOs during fiscal 2010.

OUTSTANDING EQUITY AWARDS AS OF MAY 31, 2010

The following table presents the equity awards made to NEOs which are outstanding as of May 31, 2010.

	Option Awards						Stock Awards[(3),(4)]	
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable) (#)[(1)]	Option Exercise Price ($)	Option Expiration Date	Total Potential Current Value of Outstanding Options[(2)]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(5)]
Jonathan J. Judge	07/09/2009	—	316,447	$24.21	07/08/2019			
	07/09/2009[(6)]	11,655	46,620	$31.95	07/09/2018			
	07/10/2008	36,781	147,125	$31.95	07/09/2018			
	07/17/2007	60,000	90,000	$43.91	07/17/2017			
	07/13/2006	90,000	60,000	$36.87	07/13/2016			
	07/07/2005	200,000	50,000	$33.68	07/07/2015			
	10/01/2004	650,000	—	$30.68	10/01/2014	$1,370,216		
							127,093	$3,627,234
John M. Morphy	07/09/2009	—	63,290	$24.21	07/08/2019			
	07/09/2009[(6)]	2,331	9,324	$31.95	07/09/2018			
	07/10/2008	7,356	29,425	$31.95	07/09/2018			
	07/17/2007	12,000	18,000	$43.91	07/17/2017			
	07/13/2006	18,000	12,000	$36.87	07/13/2016			
	07/07/2005	40,000	10,000	$33.68	07/07/2015			
	07/08/2004	30,000	—	$31.79	07/08/2014			
	07/12/2001	15,000	—	$40.86	07/12/2011			
	07/13/2000	15,000	—	$42.69	07/13/2010	$ 274,046		
							55,420	$1,581,687
Delbert M. Humenik	09/28/2009	—	56,008	$29.29	09/27/2019	—	7,681	$ 219,216
Martin Mucci	07/09/2009	—	63,290	$24.21	07/08/2019			
	07/09/2009[(6)]	2,535	10,140	$31.95	07/09/2018			
	07/10/2008	8,000	32,000	$31.95	07/09/2018			
	07/17/2007	12,000	18,000	$43.91	07/17/2017			
	07/13/2006	18,000	12,000	$36.87	07/13/2016			
	07/07/2005	40,000	10,000	$33.68	07/07/2015			
	07/08/2004	30,000	—	$31.79	07/08/2014			
	07/10/2003	25,000	—	$29.55	07/10/2013			
	07/11/2002	15,000	—	$28.14	07/11/2012	$ 280,046		
							26,272	$ 749,803
William G. Kuchta	07/09/2009	—	31,647	$24.21	07/08/2019			
	07/09/2009[(6)]	1,165	4,663	$31.95	07/09/2018			
	07/10/2008	3,678	14,713	$31.95	07/09/2018			
	07/17/2007	6,000	9,000	$43.91	07/17/2017			
	07/13/2006	9,000	6,000	$36.87	07/13/2016			
	07/07/2005	20,000	5,000	$33.68	07/07/2015			
	07/08/2004	12,000	—	$31.79	07/08/2014			
	07/10/2003	8,000	—	$29.55	07/10/2013			
	07/11/2002	15,000	—	$28.14	07/11/2012			
	07/12/2001	8,000	—	$40.86	07/12/2011			
	07/13/2000	12,000	—	$42.69	07/13/2010	$ 143,032		
							12,712	$ 362,800

(1) The option awards displayed in this column vest 20% per annum over a five-year period from the date of grant, except for the July 2009 special award discussed in note 6. The following table provides information with respect to the future vesting of each NEO's outstanding options:

	Number of Securities Vesting (#)									
	July 2010	September 2010	July 2011	September 2011	July 2012	September 2012	July 2013	September 2013	July 2014	September 2014
Jonathan J. Judge	221,725	—	171,725	—	141,726	—	111,726	—	63,290	—
John M. Morphy	44,345	—	34,345	—	28,345	—	22,346	—	12,658	—
Delbert M. Humenik	—	11,201	—	11,202	—	11,201	—	11,202	—	11,202
Martin Mucci	45,193	—	35,193	—	29,193	—	23,193	—	12,658	—
William G. Kuchta	22,173	—	17,172	—	14,174	—	11,174	—	6,330	—

Effective July 31, 2010, an additional 60,000 options vested for Mr. Judge according to the terms of his separation agreement. The remaining unvested options were forfeited.

(2) The total potential current value is based on the difference between $28.54, the closing price of the Company's common stock on May 28, 2010, and the option price multiplied by all outstanding options whether exercisable or unexercisable. In those instances when the outstanding options are out of the money (the option exercise price is greater than the closing price), no value is provided.

This column is not required by the rules relating to executive compensation disclosures and is not a substitute for information required by Item 402 of SEC Regulation S-K, but rather is intended to provide additional information that stockholders may find useful.

(3) Total dividends and interest accrued on the restricted stock awards that have not vested as of May 31, 2010 were as follows: Mr. Judge — $306,289; Mr. Morphy — $61,262; Mr. Humenik — $7,145; Mr. Mucci — $63,378; and Mr. Kuchta — $30,638.

(4) The stock awards in these columns represent awards on July 13, 2006, July 17, 2007, July 10, 2008, and July 9, 2009, as well as Mr. Humenik's grant on September 28, 2009, and may have their restrictions lapse over three years if the performance criteria for acceleration are met, as detailed in the table below. One-sixth of the July 2009 award vested in July 2010 as the established target for the operating income, net of certain items, was met. If performance criteria for restricted stock awards are not met for all years, unvested shares will vest on the fifth anniversary of each grant, assuming the NEO is an employee of the Company on those dates.

	Number of Securities Vesting (#)						
	July 2010	September/ October 2010	July 2011	October 2011	July 2012	October 2012	July 2013
Jonathan J. Judge	8,003	—	53,475	—	42,365	—	23,250
John M. Morphy	1,601	10,000	10,695	10,000	8,473	10,000	4,651
Delbert M. Humenik	—	1,280	2,560	—	2,560	—	1,281
Martin Mucci	1,601	—	10,979	—	8,757	—	4,935
William G. Kuchta	800	—	5,348	—	4,238	—	2,326

Effective July 31, 2010, an additional 22,223 shares of restricted stock vested for Mr. Judge according to the terms of his separation agreement. The remaining unvested shares were forfeited.

In July 2007, Mr. Morphy received a one-time grant to provide incentive for long-term retention. The award vests one-third per year beginning in October 2010.

(5) The market value displayed is based on the number of shares that have not vested multiplied by $28.54, the closing price of the Company's common stock as of May 28, 2010.

(6) This one-time special option award vested 20% immediately and 20% per annum over a four-year period from date of grant. Refer to page 29 for further discussion of this special award.

CHANGE OF CONTROL AND SEVERANCE ARRANGEMENT

FISCAL 2010

CEO Change in Control and Severance Arrangement

Our CEO, Mr. Judge, is the only NEO with a severance arrangement, described in his employment agreement which will expire on November 30, 2010. If Mr. Judge is terminated other than for "cause" or resigns for "good reason," he is entitled to:

- one year's base salary;
- a severance payment equal to his annual incentive program bonus determined at the same percentage of plan as for the immediately preceding fiscal year (without proration);
- unvested equity awards made prior to July 1, 2007 shall immediately vest and become exercisable; and
- COBRA premiums for health insurance for twelve months.

If the termination other than for "cause" or resignation for "good reason" occurs within one year of a "change of control," in addition to the previously mentioned compensation, all unvested equity awards, regardless of when granted, shall immediately vest and become exercisable. "Cause" is defined in Mr. Judge's employment agreement as dereliction of duty (after notice and a reasonable opportunity to cure), conviction for a felony, willful misconduct, or failure to follow a lawful directive from the Board (after notice and a reasonable opportunity to cure). "Good reason" is defined in Mr. Judge's employment agreement as failure of the Company to make any payments or equity grants to the CEO or any other material breach by the Company of its obligations to the CEO within 30 days after the same shall be due, and any material reduction in the CEO's duties, authority, or responsibilities. "Change of Control" is defined in Mr. Judge's employment agreement as: the acquisition by any person or entity of at least 50% of the voting shares of Paychex; a consolidation or merger involving Paychex in which Paychex is not the surviving entity; the sale, lease, or exchange of all or substantially all of the Company's assets; or stockholder approval of a plan of liquidation or dissolution of Paychex. For additional information, refer to the agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 4, 2007.

On July 12, 2010, Paychex announced Mr. Judge's resignation from his position as President and CEO effective July 31, 2010. In connection with his resignation, Mr. Judge signed a separation agreement. For further discussion on this agreement, refer to the "Subsequent Events" section of the Compensation Discussion and Analysis on page 30.

All Other NEOs

NEOs, with the exception of Mr. Judge, do not have severance arrangements. However, for all NEOs, upon death or disability, all unvested stock options and restricted stock awards become fully vested under the terms of the award agreements under the 2002 Plan. In addition, all NEOs hired prior to October 2004, will receive a payout of any earned, but unused vacation time if their employment terminates for any reason.

Potential Benefits Upon Separation from Company

The following table presents, as of May 31, 2010, the compensation and benefits to the NEOs upon separation from employment with the Company for the various reasons specified.

	Voluntary Resignation/ Termination For Cause or Retirement	Death or Disability	Termination Other Than For Cause/ Resignation For Good Reason	Termination Other Than For Cause/ Resignation For Good Reason within One Year of Change of Control
Jonathan J. Judge[1]				
Compensation:				
Base Salary	$ —	$ —	$ 915,000	$ 915,000
Annual Incentive Bonus	—	—	934,825	934,825
Options Awards[2]	—	1,370,216	—	1,370,216
Restricted Stock Awards[3]	—	3,627,234	317,136	3,627,234
Earned and Unused Vacation	—	—	—	—
Benefits:				
COBRA Premiums	—	—	8,778	8,778
Total	$ —	$4,997,450	$2,175,739	$6,856,053
John M. Morphy				
Options Awards[2]	$ —	$ 274,046	$ —	$ —
Restricted Stock Awards[3]	—	1,581,687	—	—
Earned and Unused Vacation	35,998	35,998	35,998	35,998
Total	$ 35,998	$1,891,731	$ 35,998	$ 35,998
Delbert M. Humenik				
Options Awards[2]	$ —	$ —	$ —	$ —
Restricted Stock Awards[3]	—	219,216	—	—
Earned and Unused Vacation	—	—	—	—
Total	$ —	$ 219,216	$ —	$ —
Martin Mucci				
Options Awards[2]	$ —	$ 280,046	$ —	$ —
Restricted Stock Awards[3]	—	749,803	—	—
Earned and Unused Vacation	30,897	30,897	30,897	30,897
Total	$ 30,897	$1,060,746	$ 30,897	$ 30,897
William G. Kuchta				
Options Awards[2]	$ —	$ 143,032	$ —	$ —
Restricted Stock Awards[3]	—	362,800	—	—
Earned and Unused Vacation	29,376	29,376	29,376	29,376
Total	$ 29,376	$ 535,208	$ 29,376	$ 29,376
Total for all NEOs	$ 96,271	$8,704,351	$2,272,010	$6,952,324

(1) On July 12, 2010, Paychex announced Mr. Judge's resignation from his position as President and CEO effective July 31, 2010. In connection with his resignation, Mr. Judge signed a separation agreement. For further discussion on this agreement, refer to the "Subsequent Events" section of the Compensation Discussion and Analysis on page 30.

(2) The value of the unvested options is determined by the difference in the closing price of the Company's common stock of $28.54 on May 28, 2010 and the exercise price multiplied by the number of unvested options. In those instances when the outstanding options are out of the money (the option exercise price is greater than the closing price), no value is provided.

(3) The value of the unvested stock is based upon the closing price of the Company's common stock of $28.54 on May 28, 2010.

NON-QUALIFIED DEFERRED COMPENSATION

FISCAL 2010

We offer a non-qualified and unfunded deferred compensation plan to our NEOs. The plan has been designed to comply with the current guidelines of Section 409A of the Code. Eligible employees are able to defer up to 50% of their base salary and annual incentive program award. Gains and losses are credited based on the participant's selection of a variety of designated investment choices. The NEO has sole control as to which of the designated funds to invest in, and earns the resulting return on such investment. We do not match any participant deferral or guarantee a certain rate of return. Distributions are paid at one of the following dates selected by the participant: the participant's termination date; the date the participant retires from any active employment; or a designated specific date. Payments can be either in a lump sum or in annual installments over a period not to exceed ten years.

The following table summarizes our NEOs' benefits under the plan;

Name	Fiscal 2010 Executive Contributions ($)(1)	Fiscal 2010 Aggregate Earnings, Net ($)(2)	Aggregate Balance as of May 31, 2010 ($)(3),(4)
Jonathan J. Judge	$ —	$ —	$ —
John M. Morphy	$20,154	$17,488	$113,005
Delbert M. Humenik	$ —	$ —	$ —
Martin Mucci	$53,477	$55,662	$453,800
William G. Kuchta	$ 8,020	$40,540	$259,722

(1) Amounts in this column are reflected in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement in the fiscal year in which the amounts were received.

(2) Amounts in this column include both net realized gains/losses and net unrealized gains/losses. They are not included in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement as the earnings on these investments are not considered to be "above-market" earnings.

(3) Amounts in this column are included in the "Salary" and "Non-Equity Incentive Plan Compensation" amounts reported in current and previous years in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement.

(4) Effective April 1, 2010, the NEOs' investment assets were transferred to Wilmington Trust Company from Legg Mason. The investment funds managed at Wilmington Trust Company available to NEOs, and the respective one-year rates of return as of May 31, 2010, are as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
American Europacific Growth Fund Class C	8.89%	T. Rowe Price Growth Stock Fund	22.20%
BlackRock Global Allocation Fund Class A	9.79%	T. Rowe Price New Income Fund	10.95%
Columbia Acorn Fund Class Z	33.14%	T. Rowe Price Small Value Fund	31.53%
Eaton Vance Large Cap Value Fund Class I	17.40%	Vanguard Prime Money Market Fund	0.11%
Oppenheimer Developing Markets Fund Class A	26.79%	Vanguard Total International Stock Fund.	8.47%
Fidelity Spartan 500 Index Fund Advantage	21.00%		

ALTERNATE FORM OF PRESENTATION OF COMPENSATION RECEIVED IN FISCAL 2010

In reviewing the Company's NEO compensation, it is important to note the actual amounts Paychex provided to its NEOs in fiscal 2010. The table below is an alternate form of presentation of NEO compensation that shows the actual compensation received by each of the NEOs for fiscal 2010. This table is not required by the rules relating to executive compensation disclosures and is not a substitute for information required by Item 402 of SEC Regulation S-K, but rather it is intended to provide additional information that stockholders may find useful. This table includes salary, annual incentive program payout, and all other compensation received during fiscal 2010. The main differences between this form of presentation and the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement are as follows:

- The annual incentive program payout is the amount actually received in July 2009, which was earned based on fiscal 2009 actual results. The annual incentive amounts disclosed in the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement are the amounts earned for fiscal 2010 that were paid in July 2010.
- None of the NEOs exercised stock options in fiscal 2010. There were no lapses of restricted stock awards in fiscal 2010 and no value realized by the NEOs. The Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement reflects the grant date fair value of the stock options and restricted stock awards granted in fiscal 2010.

	Base Salary(1)	Annual Incentive(1)	All Other Compensation(2)	Total
Jonathan J. Judge	$915,000	$320,250	$27,613	$1,262,863
John M. Morphy	$439,245	$ 87,849	$ —	$ 527,094
Delbert Humenik	$275,385	$ —	$18,648	$ 294,033
Martin Mucci	$428,003	$ 85,601	$ —	$ 513,604
William G. Kuchta	$305,513	$ 53,465	$ —	$ 358,978

(1) Included in the base salary and annual incentive are amounts deferred under the Company's non-qualified and unfunded deferred compensation plan as shown in the "Executive Contributions" column of the Non-Qualified Deferred Compensation table on page 41 of this Proxy Statement.

(2) Refer to note 6 of the Fiscal 2010 Summary Compensation Table on page 33 of this Proxy Statement for information on these amounts.

OTHER MATTERS AND INFORMATION

Proposals for Next Year's Annual Meeting

Stockholder proposals, which are intended to be presented at the 2011 Annual Meeting of Stockholders, for inclusion in the Company's Proxy Statement pursuant to SEC Rule 14a-8, must be received by the Company at its executive offices on or before May 6, 2011. Any such proposals must be submitted in accordance with applicable SEC rules and regulations.

Stockholder proposals, which are intended to be presented at the 2011 Annual Meeting of Stockholders but not included in the Company's Proxy Statement must be received by the Company's Corporate Secretary at our executive offices on or before July 20, 2011. We will not permit stockholder proposals that do not comply with the foregoing notice requirement to be brought before the 2011 Annual Meeting of Stockholders.

Other Actions at the Annual Meeting

As of the date of this Proxy Statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy will vote on such matters in accordance with their judgment.

Cost of Solicitation of Proxies

Solicitation of proxies is made on behalf of the Company and the Company will pay the cost of solicitation of proxies. The Company will reimburse any banks, brokers and other custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy solicitation material to the beneficial owners of the shares held by them. In addition to solicitation by use of the mail or via the Internet, directors, officers, and regular employees of the Company, without extra compensation, may solicit proxies personally or by telephone or other communication means.

Electronic Access to Proxy Materials and Annual Report

The Notice of Annual Meeting of Stockholders, Proxy Statement, and Annual Report are also available on the Company's website at www.paychex.com at the Investor Relations section under "Annual Reports and Proxy Statements." As an alternative to receiving paper copies of the Proxy Statement and Annual Report in the mail, stockholders can elect to receive an e-mail message, which will provide a link to these documents on the Internet. Opting to receive your proxy materials online saves the Company the cost of producing and mailing bulky documents and reduces the volume of duplicate information received by you. To give your consent to receive future documents via electronic delivery, please vote your proxy via the Internet and follow the instructions to register for electronic delivery.

Delivery of Proxy Materials and Annual Report

The Notice of Annual Meeting of Stockholders, Proxy Statement, Proxy Card, and Annual Report are being mailed to stockholders on or about September 3, 2010. You may also obtain a copy of our Annual Report on Form 10-K filed with the SEC, without charge, upon written request submitted to Paychex, Inc., 911 Panorama Trail South, Rochester, New York 14625-2396, Attention: Investor Relations.

In accordance with notices previously sent to stockholders, the Company is delivering one Annual Report and Proxy Statement in one envelope addressed to all stockholders who share a single address unless they have notified the Company that they wish to revoke their consent to the program known as "householding." Householding is intended to reduce the Company's printing and postage costs.

You may revoke your consent at any time by calling toll-free (800) 542-1061 or by writing to Broadridge Investor Communications Services, Attention: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York, 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each stockholder at your address will receive individual copies of the Company's disclosure documents.

The Company hereby undertakes to deliver upon oral or written request a separate copy of its Proxy Statement and Annual Report to a security holder at a shared address to which a single copy was delivered. If such stockholder wishes to receive a separate copy of such documents, please contact Terri Allen, Investor Relations, either by calling toll-free (800) 828-4411 or by writing to Paychex, Inc., 911 Panorama Trail South, Rochester, New York 14625-2396, Attention: Investor Relations.

If you own Paychex stock beneficially through a bank, broker, or other holder of record, you may already be subject to householding if you meet the criteria. If you wish to receive a separate Proxy Statement and Annual Report in future mailings, you should contact your bank, broker, or other holder of record.

APPENDIX A

PAYCHEX, INC.

2002 STOCK INCENTIVE PLAN

(as amended and restated effective October 13, 2010)

1. Purpose.

The purpose of the Plan is to encourage ownership in the Company on the part of those employees who are primarily responsible for the overall success and growth of the Company. Through the granting of options to purchase stock and the awarding of a portion of compensation in the form of equity subject to certain restrictions, the Plan provides these individuals with an incentive to remain with the Company ensuring association of their interest with those of the Company's other stockholders.

2. Amendment and Restatement; Effective Date & Duration.

The Plan was adopted by the Board of Directors on July 11, 2002, became effective on August 1, 2002 and was approved by the stockholders of the Company at the annual meeting of the stockholders held on October 17, 2002. The Plan was amended and restated by the Board of Directors on July 7, 2005 and became effective upon the approval thereof by the stockholders of the Company at the annual meeting of the stockholders held on October 12, 2005. This amendment and restatement of the Plan was adopted by the Board of Directors on July 6, 2010 and shall become effective upon the approval thereof by the stockholders of the Company at the annual meeting of the stockholders to be held on October 13, 2010. The Plan is unlimited in duration and, in the event of the termination of the Plan, shall remain in effect as long as any Awards under it are outstanding; provided, however, that to the extent required by the Code, (i) no Incentive Stock Option may be granted on a date that is more than ten years from the date that this amendment and restatement of the Plan is approved by stockholders, and (ii) no Performance Award may be granted on a date that is more than five years from the date that this amendment and restatement of the Plan is approved by stockholders unless the Performance Criteria upon which such Performance Award is based have been resubmitted to and approved by the stockholders of the Company within the five-year period preceding such date.

3. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" means (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "Award" means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Stock Award granted under the Plan.

(c) "Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" shall mean (i) dereliction of duty, (ii) conviction for a felony, or (iii) willful misconduct.

(f) "Change of Control" means the acquisition by any person or entity of at least 50% of the voting shares of the Company; a consolidation or merger involving the Company in which the Company is not the surviving entity; the sale, lease or exchange of all or substantially all of the Company's assets; or shareholder approval of a plan of liquidation or dissolution of the Company.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(h) "Committee" means the Compensation and Governance Committee of the Board or any successor committee of the Board designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m). The Company expects to have the Plan administered in accordance with the requirements for the award of "qualified performance-based compensation" within the meaning of Section 162(m).

(i) "Company" means Paychex, Inc.

(j) "Director" means a member of the Board.

(k) "Disability" means any medically determinable physical or mental impairment, certified by a physician selected by or satisfactory to the Company, resulting in the Participant's inability to perform the duties of his or her position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(l) "Eligible Person" means any officer, non-employee Director, employee, consultant or advisor providing services to the Company or an Affiliate whom the Committee determines to be an Eligible Person. An Eligible Person must be a natural person.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the applicable rules and regulations promulgated thereunder.

(n) "Fair Market Value" means, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of Shares on a given date for purposes of the Plan shall be the closing sale price of the Shares on The NASDAQ Stock Market, as reported in the consolidated transaction reporting system on such date or, if The NASDAQ Stock Market is not open for trading on such date, on the most recent preceding date when The NASDAQ Stock Market is open for trading.

(o) "Incentive Stock Option" means an option to purchase Shares granted under Section 7(a) that is intended to meet the requirements of Section 422 of the Code.

(p) "Non-Qualified Stock Option" means an option to purchase Shares granted under Section 7(a) that is not intended to be an Incentive Stock Option.

(q) "Option" means an Incentive Stock Option or a Non-Qualified Stock Option.

(r) "Participant" means an Eligible Person who has been granted an Award.

(s) "Performance Award" means any right granted under Section 7(e).

(t) "Performance Criteria" means one or more of the following performance criteria, either individually, alternatively or in any combination, applied on a corporate, subsidiary or business unit basis, measured at specific levels, a change in levels or as a ratio against another criteria, in each case, as determined by the Committee: revenue or any subset, expenses or expense targets, earnings per share, net income, operating income, operating income net of certain items, stockholder return, return on investment, return on assets, return on equity or return on capital. Any type of financial ratio such as working capital, current ratio, quick ratio, debt to equity, or any criteria as set forth in debt or financing arrangements, or any criteria based on cash flow, including, but not limited to, operating cash flow, free cash flow or cash flow return on capital. Any metric by which the Company runs its business such as client base, check volume, revenue per check, client base increases or losses, new hire reporting, new insurance applications, employee retention, employee satisfaction, and client satisfaction. Such criteria may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other internal or external measure of the selected performance criteria.

(u) "Performance Formula" means, for a Performance Period, the one or more objective formulas (expressed as a percentage or otherwise) applied against the relevant Performance Goal(s) to determine, with regards to the Award of a particular Participant, whether all, some portion but less than all, or none of the Award has been earned for the Performance Period.

(v) "Performance Goals" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. Pursuant to rules and conditions adopted by the Committee on or before the 90th day of the applicable Performance Period for which Performance Goals are established, the Committee may appropriately adjust any evaluation of performance under such goals to include or exclude the effect of certain events, including any of the following events: interest on funds held for clients and/or investment income; asset write-downs or impairments; litigation or claim judgments or settlements; changes in tax law, or other such laws or provisions affecting reported results; cumulative effect of accounting changes as defined by generally accepted accounting principles, and as identified in the Company's audited financial statements; restructuring charges; severance, contract termination and other costs related to entering or exiting certain business activities; and gains or losses from the acquisition or disposition of businesses or assets or from the early extinguishment of debt and related discontinued operations of such disposition of businesses or part-year results of operations from the acquisition of businesses, or other extraordinary, unusual or non-recurring items, as determined by the Committee.

(w) "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

(x) "Plan" means this Paychex, Inc. 2002 Stock Incentive Plan, as amended and restated.

(y) "Restricted Stock" means an Award of restricted Shares granted under Section 7(d). Restricted Stock shall cease to be Restricted Stock at the time that the restrictions and risks of forfeiture lapse in accordance with the terms of this Plan or the applicable Award Agreement.

(z) "Restricted Stock Unit" means a unit granted under Section 7(d) evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(aa) "Retirement" means a voluntary termination of employment by a Participant age 55 or higher with 10 or more years of service credit to the Company.

(bb) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation.

(cc) "Section 162(m)" means Section 162(m) of the Code and the applicable treasury regulations promulgated thereunder.

(dd) "Section 409A" means Section 409A of the Code and related treasury regulations and pronouncements.

(ee) "Shares" means shares of $.01 par value common stock of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 5(c).

(ff) "Stock Appreciation Right" means any right granted under Section 7(b).

(gg) "Stock Award" means an Award of Shares granted under Section 7(c).

4. Administration.

(a) Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan;

(iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; (v) amend the terms and conditions of any Award or Award Agreement, provided, however, that, except as otherwise provided in Section 5(c), the Committee shall not reprice, adjust or amend the exercise price of Options or the strike price of Stock Appreciation Rights previously awarded to any Participant, whether through amendment, cancellation and replacement grant, or any other means; (vi) accelerate the exercisability of any Award or the lapse of restrictions relating to any Award, including, but not limited to, in the event of the Participant's death, Disability or Retirement or a Change of Control of the Company; (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder of the Award or the Committee; (ix) interpret and administer the Plan and any instrument or agreement, including any Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant and any holder or beneficiary of any Award or Award Agreement.

(b) Delegation. The Committee may delegate its powers and duties under the Plan to one or more Directors (including a Director who is also an officer of the Company) or a committee of Directors, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan or any Award not to comply with the requirements of Section 162(m). In addition, the Committee may authorize one or more officers of the Company to grant Options under the Plan, subject to the limitations of Section 157 of the Delaware General Corporation Law; provided, however, that such officers shall not be authorized to grant Options to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Exchange Act.

(c) Power and Authority of the Board of Directors. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan.

5. Shares Available for Awards.

(a) Shares Available. Subject to adjustment as provided in Section 5(c), the aggregate number of Shares that may be issued under all Awards under the Plan shall be the sum of (i) 37,500,000, plus (ii) any Shares available under the Company's 1998 Stock Incentive Plan as of August 1, 2002, plus (iii) any Shares that become available under the Company's 1998 Stock Incentive Plan after August 1, 2002 upon the expiration, termination, forfeiture or cancellation of options issued thereunder. Shares to be issued under the Plan may be either authorized but unissued Shares, or Shares that may be reacquired by the Company and designated as treasury shares. If all or any portion of an Award terminates or is forfeited, cancelled, lapsed, or exercised and settled without the issuance of all Shares subject to the Award, such unissued Shares shall again be available for granting Awards under the Plan, provided that the following Shares may not again be made available for issuance as Awards under the Plan: (i) Shares subject to an Award that were not issued or delivered as a result of the net settlement of an outstanding Stock Appreciation Right or Option, (ii) Shares subject to an Award that were used to pay the exercise price or withholding taxes related to an outstanding Award, or (iii) Shares repurchased on the open market with the proceeds of the Option exercise price.

(b) Accounting for Awards. For purposes of this Section 5, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

(c) Adjustments. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards; (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards; and (iii) the purchase or exercise price with respect to any Award.

(d) Award Limitations.

(i) *Section 162(m) Limitation for Certain Types of Awards.* No Eligible Person may be granted Options, Stock Appreciation Rights or any other Award or Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award or Awards, for more than 1,500,000 Shares (subject to adjustment as provided in Section 5(c)) in the aggregate in any calendar year. The foregoing annual limitation specifically includes the grant of any Award or Awards representing "qualified performance-based compensation" within the meaning of Section 162(m).

(ii) *Section 162(m) Limitation for Performance Awards.* The maximum amount payable pursuant to all Performance Awards to any Participant in the aggregate in any calendar year shall be $8,000,000 in value, whether payable in cash, Shares or other property. This limitation does not apply to any Award subject to the limitation contained in Section 5(d)(i).

(iii) *Plan Limitation on Restricted Stock, Restricted Stock Units and Stock Awards.* No more than 12,000,000 Shares, subject to adjustment as provided in Section 5(c), shall be available under the Plan for issuance pursuant to grants of Restricted Stock, Restricted Stock Units and Stock Awards; provided, however, that if any Awards of Restricted Stock Units terminate or are forfeited or cancelled without the issuance of any Shares or if the Shares underlying an Award of Restricted Stock are forfeited or otherwise reacquired by the Company prior to vesting, whether or not dividends have been paid on such Shares, then the Shares subject to such termination, forfeiture, cancellation or reacquisition by the Company shall again be available for grants of Restricted Stock, Restricted Stock Units and Stock Awards for purposes of this limitation on grants of such Awards. Grants of Stock Awards other than Awards of Restricted Stock shall only be made to officers and directors of the Company and its Affiliates, shall only be made in lieu of salary or cash bonus, and the number of Shares awarded shall be reasonable.

(iv) *Limitation on Incentive Stock Options.* The maximum number of Shares that may be delivered under Incentive Stock Option grants shall be 37,500,000, subject to adjustment as provided in Section 5(c). In addition, the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under the Plan and all other incentive stock plans of the Company) shall not exceed $100,000. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under the Plan and all other incentive stock plans of the Company) exceeds $100,000, such Incentive Stock Options shall be treated as Non-Qualified Stock Options; this provision shall be applied by taking Options into account in the order in which they were granted.

6. Eligibility.

Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

7. Awards.

(a) Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Exercise Price.* The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100 percent of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that the Committee may designate a per share exercise price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate so long as the substituted Option preserves the aggregate intrinsic value and the ratio of the exercise price to the Fair Market Value of the stock option that it replaces.

(ii) *Option Term.* The term of each Option shall be fixed by the Committee but shall not be longer than ten years from the date of grant.

(iii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(iv) *Incentive Stock Option Requirements.* Each Option intended to qualify as Incentive Stock Option shall comply with the requirements applicable to "incentive stock options" under Section 422 of the Code.

(b) Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine, at any time during a specified period before or after the date of exercise) over (ii) the strike price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100 percent of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; provided, however, that the Committee may designate a per share strike price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate so long as the substituted Stock Appreciation Right preserves the aggregate intrinsic value and the ratio of the strike price to the Fair Market Value of the stock appreciation right that it replaces. Subject to the terms of the Plan and any applicable Award Agreement, the strike price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) Stock Awards. The Committee is hereby authorized to grant to Eligible Persons Shares without restrictions thereon, as deemed by the Committee to be consistent with the purpose of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, such Stock Awards may have such terms and conditions as the Committee shall determine.

(d) Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Restrictions.* Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote the Shares underlying an Award of Restricted Stock or the right to receive any dividend or other right or property with respect to such Shares), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. The minimum vesting period of such Awards for Eligible Persons other than non-employee Directors shall be three years from the date of grant, unless (a) the Award is conditioned on performance of the Company or an Affiliate or on personal performance (other than continued service with the Company or an Affiliate), in which case the Award may vest over a period of at least one year from the date of grant, or (b) the Award is issued as payment pursuant to a Performance Award, in which case the Award may vest at such times and in such installments as the Committee may determine. The minimum vesting period of Awards for non-employee Directors shall be one year from the date of grant. Notwithstanding the foregoing, the Committee may permit acceleration of vesting of such Awards in the event of the Participant's death, Disability or Retirement.

(ii) *Issuance and Delivery of Shares.* The Shares underlying any Award of Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. A stock certificate or certificates, without restrictive legend, representing the Shares underlying an Award of Restricted Stock that is no longer subject to restrictions shall be delivered to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, a stock certificate or certificates, without restrictive legend, representing the underlying Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(iii) *Forfeiture.* Except as otherwise determined by the Committee, upon a Participant's termination of employment or resignation, or removal or other expiration of the Participant's term of service as a Director (in either case, as determined under criteria established by the Committee), all Restricted Stock and all Restricted Stock Units held by the Participant at such time and still subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock or Restricted Stock Units.

(e) Performance Awards. The Committee is hereby authorized to grant to Eligible Persons Performance Awards which are intended to be "qualified performance-based compensation" within the meaning of Section 162(m). A Performance Award granted under the Plan may be payable in cash or in Shares (including, without limitation, Restricted Stock), as determined by the Committee. Performance Awards shall, to the extent required by Section 162(m), be conditioned solely on the achievement of one or more objective Performance Goals, and such Performance Goals shall be established by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Subject to the terms of the Plan and any applicable Award Agreement, the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee. The Committee shall also certify in writing that such Performance Goals have been met prior to payment of the Performance Awards to the extent required by Section 162(m).

(f) General.

(i) *Consideration for Awards.* Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii) *Awards May Be Granted Separately or Together.* Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii) *Forms of Payment under Awards.* Subject to the terms of the Plan and of any applicable Award Agreement, payments to be made to the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, in cash, by authorizing a third party to sell Shares (or a sufficient portion thereof) acquired upon exercise of an Award and to remit to the Company a sufficient portion of the proceeds to pay for all the Shares acquired through such exercise and any tax withholding obligations resulting from such exercise, or by a combination thereof.

(iv) *Term of Awards.* The term of each Option and Stock Appreciation Right, and the period during which the restrictions applicable to each Award of Restricted Stock and Restricted Stock Units, shall be for a period not longer than ten years from the date of grant.

(v) *Committee Rules.* The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a Participant's Awards under the Plan in the event of such Participant's death, disability, termination or breach of Section 9(f), and in the event of a change of control of the Company. In addition, notwithstanding the rules and regulations promulgated by the Committee and in effect from time to time and the terms of any Award Agreement, the Committee shall have the right to extend the period for exercise of any Option or Stock Appreciation Right, provided such extension does not exceed the term of such Option or Stock Appreciation Right.

(vi) *Deferral.* The Committee may, in its discretion, (i) permit selected Participants to elect to defer payments of some or all types of Awards in accordance with procedures established by the Committee or (ii) provide for the deferral of an Award in an Award Agreement or otherwise.

(vii) *Dividends and Interest.* Dividends or dividend equivalent rights may be extended to and made part of any Award denominated in Shares or units of Shares, subject to such terms, conditions and restrictions as the Committee may establish, provided that, in the case of Performance Awards, dividends or dividend equivalent rights will not accrue or be paid until Performance Goals are met. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and dividend equivalents for deferred payments denominated in Shares or units of Shares.

(viii) *Limits on Transfer of Awards.* Except as otherwise provided by the Committee, the terms of this Plan or the terms of an Award Agreement, (A) no Award and no right under any such Award shall be transferable by a Participant other than by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order, and (B) no Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Notwithstanding the foregoing, but subject to Section 7(f)(ix), the Shares underlying any Award may be transferred at any time after such Shares are issued and no longer restricted.

(ix) *Limits on Transfer of Shares.* All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. If the Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

(x) *Income Tax Withholding.* In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

(xi) *Company Redemption Right.* Unless the applicable Award Agreement provides otherwise, every Option and Stock Appreciation Right may be redeemed by the Company in connection with the merger, consolidation, separation (including a spin off or other distribution of stock or property), reorganization (whether or not such reorganization comes within the meaning of such term in Section 368(a) of the Code) or partial or complete liquidation of the Company. The redemption price for any Option redeemed by the Company shall be the Fair Market Value of the Shares underlying such Option, less the exercise price of such Option, and the redemption price for any Stock Appreciation Right redeemed by the Company shall be the Fair Market Value of the Shares underlying such Stock Appreciation Right, less the strike price of such Stock Appreciation Right. The redemption price, less any amount of federal or state taxes attributable to the redemption that the Company deems it necessary or advisable to pay or withhold, shall be paid in cash. Notwithstanding the foregoing, if any Option or Stock Appreciation Right constitutes "nonqualified deferred compensation" for purposes of Section 409A, and if the Company's redemption right under this Section 7(f)(xi) would cause such Option or Stock Appreciation Right to be subject to tax under Section 409A, then the Company's redemption right under this Section 7(f)(xi) with respect to such Option or Stock Appreciation Right shall be limited to those triggering events that constitute a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company for purposes of Section 409A.

(xii) *Termination Following Change of Control.* If set forth in the applicable Award Agreement(s), then in the event of the involuntary termination of employment of a Participant other than for Cause within two years following a Change of Control, all of the Participant's applicable Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units shall immediately vest and, to the extent permissible under Section 409A, become payable. In addition, if set forth in the applicable Award Agreement(s), then all of the Participant's applicable Performance Awards shall be deemed to have achieved target level performance, and the Participant shall be entitled to receive a pro rata portion of such Awards based on a fraction, the numerator of which shall be the number of days from the beginning of the applicable Performance Period through the date of termination, and the denominator of which shall be the total number of days in the Performance Period; such Performance Awards shall, to the extent permissible under Section 409A, become immediately payable.

(xiii) *Clawback.* The Company will, to the extent permitted by governing law, require reimbursement of a portion of any compensation received under any or all Awards to a Participant where: (A) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a substantial restatement, (B) in the Committee's view the Participant engaged in fraud or misconduct that caused or partially caused the need for the substantial restatement, and (C) a lower payment would have been made to the Participant based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual Participant's compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest; provided that the Company will not seek to recover compensation paid more than three years prior to the date the applicable restatement is disclosed.

8. Amendment and Termination; Corrections.

(a) Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan, provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the stockholders of the Company shall be required for any amendment to the Plan that: (i) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission, The NASDAQ Stock Market or other securities exchange that are applicable to the Company; (ii) increases the number of Shares authorized under the Plan, as specified in Section 5(a); (iii) increases the limitations contained in Section 5(d); (iv) permits repricing of Options or Stock Appreciation Rights, which is prohibited by Section 4(a); (v) permits the award of Options or Stock Appreciation Rights at a price less than 100 percent of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 7(a)(i) and 7(b); or (vi) would cause Section 162(m) to become unavailable with respect Awards granted under the Plan.

(b) Amendments to Awards. Subject to the provisions of the Plan, the Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively. Except as otherwise provided in the Plan, the Committee may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the Participant or holder or beneficiary thereof. Notwithstanding the foregoing, if any Award constitutes "nonqualified deferred compensation" for purposes of Section 409A, and if the Company's rights under this Section 8(b) would cause such Award to be subject to tax under Section 409A, then the Company's rights under this Section 8(b) with respect to such Awards shall be limited to the taking of only those actions that do not cause such Award to be subject to tax under Section 409A.

(c) Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

9. General Provisions.

(a) No Rights to Awards. No Eligible Person, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been issued by the Company and, if requested by the Company, accepted by the Participant.

(c) No Rights of Stockholders. Except with respect to Restricted Stock and Stock Awards, neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a stockholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until the Shares have been issued.

(d) No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(e) No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or a Director to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment or service as a Director at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment or service as a Director, free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

(f) Non-competition; Confidentiality. Unless non-competition and confidentiality provisions are included in an Award Agreement, this Section 9(f) shall apply to an Award granted under the Plan. A Participant will not, without the written consent of the Company, either during his or her employment by the Company or thereafter, disclose to anyone or make use of any confidential information which he or she has acquired during his or her employment relating to any of the business of the Company, except as such disclosure or use may be required in connection with his or her work as an employee of Company. During a Participant's employment by Company, and for a period of two years after the termination of such employment, he or she will not, either as principal, agent, consultant, employee, stockholder or otherwise, engage in any work or other activity in direct competition with the Company in the field or fields in which he or she has worked for the Company. The non-competition agreement in this Section 9(f) applies only to the extent that its application shall be permitted by applicable law and reasonably necessary for the protection of the Company. For purposes of this Section 9(f), a Participant shall not be deemed a stockholder if the Participant's record and beneficial ownership amount to not more than one percent of the outstanding capital stock of any company subject to the periodic and other reporting requirements of the Exchange Act.

(g) No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including, but not limited to, the Company and its Affiliates and their directors, officers, agents and employees, makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, federal, state and local income, estate and gift tax treatment, will be applicable with respect to the tax treatment of any Award, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

(h) Indemnification. The Company shall indemnify and hold harmless each member of the Board or the Committee and other persons connected with the Plan in any capacity, including, but not limited to, the employees and directors of the Company and its Affiliates performing services on behalf of the Committee, against any liability, cost or expense arising as a result of any claim asserted by any person or entity under the laws of any state or of the United States with respect to any action or failure to act of such individuals taken in connection with this Plan, except claims or liabilities arising on account of the willful misconduct or bad faith of such Board member, Committee member or individual.

(i) Governing Law. The validity and construction of the Plan and all determinations made and actions taken pursuant hereto, as well as any Agreement made under it, to the extent that federal laws do not control, will be governed by the laws of the State of New York, without giving effect to the principles of conflicts of laws.

(j) Severability. If any provision of the Plan or any Award is, becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, then such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(k) Unfunded Plan. Insofar as it provides for Awards of cash, Shares or rights thereto, this Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Shares or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Shares or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Shares or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to a grant of cash, Shares or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(l) Code Section 409A Compliance. The Company intends that any Awards under the Plan satisfy the requirements of Section 409A to avoid the imposition of taxes thereunder. If any provision of the Plan or an Award Agreement would result in the imposition of an tax under Section 409A, that provision will be reformed to avoid imposition of the tax and no action taken to comply with Section 409A shall be deemed to impair a benefit under the Plan or an Award Agreement.

(m) References. Unless otherwise indicated, all references to "Sections" contained herein are references to Sections of this Plan.

(n) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

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